PT Indosat Tbk and its subsidiaries

Interim consolidated financial statements

as of March 31, 2014 and forthe three-month period then ended with report on review of interim consolidated financial information

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT TBK AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND FOR THE THREE-MONTH PERIOD THEN ENDED

WITH REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Table of Contents

Page

Report on Review of Interim Financial Information

Interim Consolidated Statement of Financial Position

1 - 4

Interim Consolidated Statement of Comprehensive Income

5 - 6

Interim Consolidated Statement of Changes in Equity

7

Interim Consolidated Statement of Cash Flows

8 - 9

Notes to the Interim Consolidated Financial Statements

10-149

***************************

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT TBK AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND FOR THE THREE-MONTH PERIOD THEN ENDED

WITH REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

This report is originally issued in the Indonesian language.

Report on Review of Interim Financial Information

Report No. RPC-984/PSS/2014/DAU

The Stockholders and the Boards of Commissioners and Directors

PT Indosat Tbk.

Introduction

We have reviewed the accompanying interim consolidated financial statements of PT Indosat Tbk. and its subsidiaries, which comprise the interim consolidated statement of financial position as of March 31, 2014, and the interim consolidated statements of comprehensive income, changes in equity, and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information. Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with Indonesian Financial Accounting Standards. Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", established by the Indonesian Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk. and its subsidiaries as of March 31, 2014, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Suherman & Surja

Benyanto Suherman

Public Accountant Registration No. AP.0685

May 7, 2014

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITSSUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2014 (Unaudited)

 (Expressed in millions of rupiah, except share data)

	Notes	As of March 31, 2014	As of December 31, 2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2d,2n,2s,	3,524,342	2,233,532
	4,21,31,37
Accounts receivable	2n,21,37
Trade	5
Related parties - net of
allowance for impairment
of Rp16,248 as of
March 31, 2014 and Rp24,316	2s,2t,31,
as of December 31, 2013	32i,32m	748,291	632,203
Third parties - net of
allowance for impairment
of Rp529,984 as of
March 31, 2014and Rp497,090
as of December 31, 2013		1,627,910	1,636,136
Others - net of allowance
for impairment of Rp34,289 as of
March 31, 2014 and Rp35,388
asof December 31, 2013		31,556	16,294
Inventories - net of allowance
for decline in value of Rp13,213	2e	37,448	36,004
Derivative assets	2n,20,21,37	2,874	195,569
Advances	32i,32m	26,623	34,867
Prepaid taxes	2p,6	234,817	218,749
Prepaid frequency fee and licenses	2f	1,496,194	1,757,586
Prepaid expenses - others	2f,2j,2m,2s,
	30,31	383,687	373,220
Other current financial assets - net	2d,2n,2s,7,
	21,31,37	43,666	31,673
Other current assets		5,857	3,184
Total Current Assets		8,163,265	7,169,017

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITSSUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of March 31, 2014 (Unaudited)

 (Expressed in millions of rupiah, except share data)

	Notes	As of March 31, 2014	As of December 31, 2013
NON-CURRENT ASSETS
Due from related parties - net of
allowance for impairment of Rp15	2n,2s,21,31,37	7,507	7,167
Deferred tax assets - net	2p,16	94,269	96,057
Property and equipment - net	2h,2i,2j,2l,8,
	26,32i	41,787,824	42,190,111
Goodwill and other
intangible assets - net	2c,2i,9	1,359,570	1,362,600
Long-term prepaid rentals -
net of current portion	2f,2s,10,31	832,980	810,354
Long-term prepaid licenses -
net of current portion	2f	183,726	200,186
Long-term advances	11	102,590	92,162
Long-term prepaid pension - net
of current portion	2m,2s,30,31	78,157	81,826
Long-term receivables		12,503	12,838
Other non-current financial	2d,2n,2s,2t,12,
assets - net	21,31,32i,32m,37	102,725	1,557,367
Other non-current assets - net	2g,2p,2s,
	13,16,31	1,205,120	941,206
Total Non-current Assets		45,766,971	47,351,874
TOTAL ASSETS		53,930,236	54,520,891

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITSSUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of March 31, 2014 (Unaudited)

 (Expressed in millions of rupiah, except share data)

	Notes	As of March 31, 2014	As of December 31, 2013
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loan	2n,2s,14,21,31	1,499,929	1,499,849
Accounts payable - trade	2n,2s,21,31,37
Related parties		23,203	47,603
Third parties		448,885	291,707
Procurement payable	2n,2s,15,21,31,37	2,985,493	3,064,287
Taxes payable	2p,16	92,901	89,260
Accrued expenses	2m,2n,2s,17,
	21,30,31,37	1,787,001	2,107,467
Unearned income	2k,32n	839,173	922,403
Deposits from customers	2n,21,37	45,573	49,335
Derivative liabilities	2n,20,21,37	257,587	36,903
Current maturities of:
Loans payable	2n,18,21,37	2,388,261	2,443,367
Bonds payable	2n,19,21,37	2,357,043	2,356,310
Other current financial	2j,2n,2s,21,31,
liabilities	32o,37	347,164	362,448
Other current liabilities	29	154,135	223,498
Total Current Liabilities		13,226,348	13,494,437

NON-CURRENT LIABILITIES
Due to related parties	2n,2s,21,31,37	29,776	33,301
Obligations under finance lease -
net of current maturities	2j,2n,21,32o,37	3,388,839	3,594,112
Deferred tax liabilities - net	2p,16	1,010,816	893,285
Loans payable - net of current
maturities	2n,18,21,37	4,245,375	4,345,267
Bonds payable - net of current
maturities	2n,19,21,37	12,778,759	13,285,207
Employee benefit obligations -
net of current portion	2m,22	1,065,561	1,046,414
Other non-current financial liabilities	2j,2n,21,37	69,861	82,855
Other non-current liabilities	29	1,181,864	1,228,415
Total Non-current Liabilities		23,770,851	24,508,856
TOTAL LIABILITIES		36,997,199	38,003,293

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITSSUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of March 31, 2014 (Unaudited)

 (Expressed in millions of rupiah, except share data)

	Notes	As of March 31, 2014	As of December 31, 2013
EQUITY

EQUITY ATTRIBUTABLE TO
OWNERS OF THE COMPANY
Capital stock - Rp100 par value
per A share and B share
Authorized - 1 A share and
19,999,999,999 B shares
Issued and fully paid - 1 A share
and 5,433,933,499 B shares	23	543,393	543,393
Premium on capital stock		1,546,587	1,546,587
Retained earnings
Appropriated		134,446	134,446
Unappropriated		13,677,257	12,877,143
Difference in transactions of
equity changes in associated
companies/subsidiaries	2b,2g	404,104	404,104
Difference in foreign currency
translation	2b,2o	(7,599)	(5,210)
Unrealized changes in fair value of
available-for-sale investment	12a	-	413,700

Total Equity Attributable to
Owners of the Company		16,298,188	15,914,163
Non-controlling interests	2b	634,849	603,435
TOTAL EQUITY		16,933,037	16,517,598
TOTAL LIABILITIES AND EQUITY		53,930,236	54,520,891

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three-Month Period Ended March 31, 2014 (Unaudited)

 (Expressed in millions of rupiah, except share data)

		Three-month period ended March 31,
	Notes	2014	2013
REVENUES	2j,2k,2s,24,31,
	34,35,36
Cellular		4,651,248	4,751,339
Multimedia, Data Communication,
Internet ("MIDI")	2t,32i,32m	861,248	780,257
Fixed telecommunications		260,681	256,587
Total Revenues		5,773,177	5,788,183

EXPENSES (INCOME)	2q,36
Cost of services	2k,2s,25,31,32p,
	32s,35	2,390,281	2,407,383
Depreciation and amortization	2h,2j,8,9	1,988,412	2,139,684
Personnel	2l,2m,2s,26, 30,31,32g,39	414,848	417,756
General and administration	2k,2s,27,31,39	197,780	163,473
Marketing	2k,2s,31	159,671	170,383
Losson foreign exchange - net	2n,2o,4,5,
	12,20	74,452	2,840
Gain on sale ofavailable-for-sale investment	12a	(413,700)	-
Amortization of deferred gain on sale
and leaseback of towers	29	(35,263)	(35,263)
Others - net	6,8,12,13,16	9,199	(41,350)
Net Expenses		4,785,680	5,224,906
OPERATING PROFIT		987,497	563,277

Gain (loss) on foreign exchange - net	2n,2o	880,111	(59,013)
Interest income	2s,31	29,935	30,572
Financing cost	2j,2s,2t,14,18,19,
	28,31,32i, 32m,32o	(621,650)	(537,438)
Loss on change in fair value
of derivatives - net	2n,20	(282,190)	(46,811)
Other Income (Expenses)- Net		6,206	(612,690)
PROFIT (LOSS) BEFORE INCOME TAX		993,703	(49,413)
INCOME TAX BENEFIT (EXPENSE)	2p,16
Current		(42,832)	(31,067)
Deferred		(119,343)	40,179
Income Tax Benefit (Expense) - Net		(162,175)	9,112
PROFIT (LOSS) FOR THE PERIOD		831,528	(40,301)

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

For the Three-Month Period Ended March 31, 2014 (Unaudited)

 (Expressed in millions of rupiah, except share data)

		Three-month period ended March 31,
	Notes	2014	2013

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized changes in fair value of available-
for-sale investment	12a	-	83,939
Difference in foreign currency translation	2b	(2,389)	(874)
Income tax effect		-	1,109
Net		(2,389)	84,174
NET COMPREHENSIVE INCOME
FOR THE PERIOD		829,139	43,873

PROFIT (LOSS) FOR THE PERIOD
ATTRIBUTABLE TO:
Owners of the Company		800,114	(71,145)
Non-controlling interests	2b	31,414	30,844
Net		831,528	(40,301)

OTHER COMPREHENSIVE INCOME (LOSS) -
NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		(2,389)	84,174
Non-controlling interests	2b	-	-
Total		(2,389)	84,174

NET COMPREHENSIVE INCOME
FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		797,725	13,029
Non-controlling interests		31,414	30,844
Net		829,139	43,873

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO OWNERS
OF THE COMPANY	2r,23	147.24	(13.09)

BASIC AND DILUTED EARNINGS (LOSS)
PER ADS (50 SHARES PER ADS)
ATTRIBUTABLE TO OWNERS
OF THE COMPANY	2r,23	7,362.20	(654.64)

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Three-Month Period Ended March 31, 2014 (Unaudited)

 (Expressed in millions of rupiah)

		Equity Attributable to Owners of the Company

								Unrealized
								Changes in
		Capital				Difference in	Difference	Fair Value of
		Stock -	Premium			Transactions of Equity	in Foreign	Available-for-		Non-
		Issued and	on Capital	Retained Earnings		Changes in Associated	Currency	Sale		controlling
Description	Notes	Fully Paid	Stock	Appropriated	Unappropriated	Companies/Subsidiaries	Translation	Investment	Total	Interests	Total Equity

Balance as of January 1, 2013		543,393	1,546,587	134,446	15,846,721	404,104	(3,600)	389,718	18,861,369	534,015	19,395,384

Difference in foreign currency arising from the translation of the financial statements of Indosat Finance Company B. V. and
Indosat International Finance Company B. V. from euro to rupiah -
net of applicable income tax expense of Rp225 and Rp88,
respectively, and Indosat Palapa Company B.V. and Indosat Singapore Pte.Ltd. from U.S. dollar to rupiah	2b	-	-	-	-	-	235	-	235	-	235

Unrealized changes in fair value of available-for-sale
investment	12a	-	-	-	-	-	-	83,939	83,939	-	83,939

Profit (loss) for the period		-	-	-	(71,145)	-	-	-	(71,145)	30,844	(40,301)

Balance as of March 31, 2013		543,393	1,546,587	134,446	15,775,576	404,104	(3,365)	473,657	18,874,398	564,859	19,439,257

Balance as of January 1, 2014		543,393	1,546,587	134,446	12,877,143	404,104	(5,210)	413,700	15,914,163	603,435	16,517,598

Difference in foreign currency arising from the translation of
the financial statements of Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah	2b	-	-	-	-	-	(2,389)	-	(2,389)	-	(2,389)

Realization of changes in fair value of available-for-sale
investment to profit and loss due to sale of such investment	12a	-	-	-	-	-	-	(413,700)	(413,700)	-	(413,700)

Profit for the period		-	-	-	800,114	-	-	-	800,114	31,414	831,528

Balance as of March 31, 2014		543,393	1,546,587	134,446	13,677,257	404,104	(7,599)	-	16,298,188	634,849	16,933,037

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three-Month Period Ended March 31, 2014 (Unaudited)

(Expressed in millions of rupiah)

		Three-month period ended March 31,
	Notes	2014	2013
CASH FLOW FROM OPERATING ACTIVITIES
Cash received from:
Customers		5,808,284	5,620,441
Settlement from currency forward contracts	20w-ej	137,712	-
Interest income		25,574	31,041
Refunds of taxes	6,13	-	87,198
Settlement from cross currency swap contracts	20a-j	-	5,185
Cash paid to/for:
Authorities, other operators, suppliers and others		(3,200,834)	(2,569,944)
Financing cost		(775,445)	(634,758)
Employees		(423,653)	(397,209)
Income taxes		(44,764)	(23,301)
Interest rate swap contracts	20k-v	(6,294)	(5,766)
Swap cost from cross currency swap contracts	20a-j	(3,111)	-
Settlement from currency forward contracts	20w-ej	-	(638)
Net Cash Provided by Operating Activities		1,517,469	2,112,249
CASH FLOWS FROM INVESTING ACTIVITIES
Net proceeds from sale of other long-term investment	12a	1,379,114	-
Proceeds from sale of property and equipment	8	12,284	846
Acquisitions of property and equipment	8	(1,588,669)	(2,610,232)
Acquisitions of intangible assets	9	(1,238)	(1,849)
Net Cash Used in Investing Activities		(198,509)	(2,611,235)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	18	300,000	300,000
Repayment of long-term loans	18	(246,406)	(804,952)
Cash dividend paid by subsidiaries to non-controlling
interests		(14,175)	-
Decrease in restricted cash and cash equivalents		(1,888)	-
Repayment of short-term loan	14	-	(100,000)
Net Cash Provided by (Used in) Financing Activities		37,531	(604,952)
Net Foreign Exchange Differences
from Cash and Cash Equivalents		(65,681)	2,524
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS		1,290,810	(1,101,414)
CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD		2,233,532	3,917,236
CASH AND CASH EQUIVALENTS
AT END OF PERIOD	4	3,524,342	2,815,822

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the Three-Month Period Ended March 31, 2014 (Unaudited)

(Expressed in millions of rupiah)

		Three-month period ended March 31,
	Notes	2014	2013
DETAILS OF CASH AND CASH EQUIVALENTS:	4
Time deposits with original maturities of three months or less and deposits on call		3,101,198	2,431,260
Cash on hand and in banks		423,144	384,562

Cash and cash equivalents as stated
in the interim consolidated statement
of financial position		3,524,342	2,815,822

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (“BKPM”) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.), as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (“BAPEPAM-LK”) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been approved by and reported to the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated      February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The latest amendment relates to, among other matters, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable, requirement of Board of Directors’ meetings and definition of conflict of interests.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services, network access point service, internet services, mobile telecommunications networks and fixed telecommunications networks; and

b.

To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services;

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services by the Company), including research, customer services, education and courses (both domestic and overseas); and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services including, but not limited to, electronic transactions and provision of hardware, software, content as well as telecommunications-managed services.

The Company started its commercial operations in 1969.

For the three-month period ended March 31, 2014, the Company had performed all main and supporting business activities as stated in its Articles of Association.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications services under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”)  1800 telecommunications provider as compensation for the early termination of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license effective August 1, 2003. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated  November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in- principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

The following are operating licenses obtained by the Company and PT Indosat Mega Media, a subsidiary:

License No.	Date Issued	Issuing Body	Period of	Description
License
19/KEP/M.KOMINFO/	February 14, 2006	Ministry of	10 years	Determination of the winner and
02/2006 and	and March 27, 2006	Communications and		operating license for IMT-2000 cellular
29/KEP/M.KOMINFO/		Information		network provider using 2.1 GHz radio
03/2006		Technology		frequency spectrum (a third generation
		("MOCIT")		["3G"] mobile communications
technology for 1 block (2 x 5 Mhz) of
frequency (*)
504/KEP/M.KOMINFO/	August 31, 2012	MOCIT	Evaluated	Amended Indosat's Mobile Celluler
08/2012			every	License which allows Indosat to deploy
			5 years	3rd Generation Partnership Project (3G
system) at 900 MHz spectrum band.
The Ministerial Decree replaces
Indosat's previous licenses
No. 252/KEP/M.KOMINFO/07/2011
and No. 102/KEP/M.KOMINFO/10/2006
460/M.KOMINFO/12/ 2011	December 7, 2011	MOCIT	Satellite end of life

Approval for Indonesian Satellite to utilize Orbital Slot 150.5[o]. On September 19, 2013, the  MOCIT issued letter No. 838/KOMINFO/DJSDPPI.2/SP.01/09/

2013 regarding the Government’s plan to retrieve the Company’s right to fill up Orbital Slot 150.5[o]. The Company has replied to the letter on September 30, 2013 describing the Company’s plan to construct Palapa E Satellite to fill up the Orbital Slot 150.5[o]. However, on March 26, 2014, the Company received a letter stating that MOCIT decided not to extend the Company’s license to utilize the Orbital Slot 150.5[o] and declared that such license utilization will cease as of September 1, 2015. On March 27, 2014, the Company sent a letter to MOCIT requesting a clarification on such decision. As of the issuance date of the interim consolidated financial statements, the Company has not received any response from MOCIT

252/KEP/	July 6, 2011	MOCIT	Evaluated	Amended operating license for
M.KOMINFO/07/2011			every	nationwide GSM cellular mobile
(previously			5 years	network (including its basic telephony
102/KEP/M.KOMINFO/				services and the rights and obligations
10/2006)				relating to 3G services), which
replaces the previous license
No. 102/KEP/M.KOMINFO/10/2006
dated October 11, 2006
(*) As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 3a)
and radio frequency fee (Note 32p).

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

License No.	Date Issued	Issuing Body	Period of License	Description
181/KEP/M.KOMINFO/	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency
12/2006				channels, i.e., channels 589 and 630
in the 800 MHz spectrum for Local
Fixed Wireless Network Services with
Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General	Evaluated	Operating license as internet service
		of Post and	every	Provider (**)
		Telecommunications	5 years
("DGPT")
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated	Operating license for internet
			every	interconnection services (Network
			5 years	Access Point/NAP), which replaces
the previous license given to
PT Satelit Palapa Indonesia
("Satelindo") (**)
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated	Operating license for telephony
			every	internet services which replaces the
			5 years	previous license
No. 823/DIRJEN/2002 for Voice over
Internet Protocol Service with national
coverage that expired in 2007 (**)
237/KEP/M.KOMINFO/	July 27, 2009	MOCIT	10 years	Operating license for "Packet
7/2009				Switched" local fixed
telecommunications network using 2.3
GHZ radio frequency spectrum of
Broadband Wireless Access (BWA)
(***)
268/KEP/M.KOMINFO/	September 1, 2009	MOCIT	10 years	Operating licenses for one additional
9/2009				block (2 x 5 Mhz) of 3G frequency
(****)
198/KEP/M.KOMINFO/	May 27, 2010	MOCIT	Evaluated	Amended operating license for
05/2010			every	nationwide closed fixed
			5 years	communications network (e.g.,VSAT,
frame relay, etc.), which replaces the
previous license No.KP.69/Thn 2004
given to the Company
311/KEP/M.KOMINFO/	August 24, 2010	MOCIT	Evaluated	Amended operating license for fixed
8/2010			every	network and basic telephony service
312/KEP/M.KOMINFO/			5 years	which covers the provision of local,
8/2010				national long-distance, and
And				international long-distance telephony
313/KEP/M.KOMINFO/				services, which replaces the previous
8/2010				license No. KP.203/Thn 2004 given to
the Company

(**)

As of March 31, 2014, the Company is still in the process to extend the expiry date of these licenses.

(***)

PT Indosat Mega Media was obliged to, among others, pay upfront fee of Rp18,408 (Note 3a) and radio frequency fee (Note 32p).

(****) The Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 3a) and radio frequency fee (Note 32p)

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of making payments to certain merchants. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On March 17, 2008, the MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunications Towers. Based on this Decree, the construction of telecommunications towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunications towers is obliged to allow other telecommunications operators to utilize its telecommunications towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009, respectively, on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunications Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally owned company.

On September 3, 2010, based on letter No. 12/67/DASP/25 from Bank Indonesia (Central Bank), the Company obtained approval to become a “money remittance provider” to customers in the local and international markets.

On December 13, 2010, based on letter No. 2619/BSN/D3-d3/12/2010 from the Badan Standardisasi Nasional (National Standardization Bureau), the Company obtained Issuer Identification Number (IIN) on its applications for “Indosat m-wallet” and “money remittance”. On March 23, 2011, the President of the Republic of Indonesia issued Regulation or Peraturan Pemerintah (“PP”) No. 3 year 2011 regarding money remittance. This regulation becomes the operational guidance for the Company as a “money remittance provider”.

On February 12, 2014, MOCIT issued letter No.11 Year 2014 about the procedure for the imposition of administrative sanction such as fines against telecommunication provider. Such administrative sanction will be charged if the telecommunication provider fails to fulfill the obligation stated in modern license and statutory provisions.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 3 regional offices located in Jakarta, Medan and Balikpapan.

Ooredoo QSC, Qatar (previously Qatar Telecom QSC) (“Ooredoo”) is the ultimate parent company of the Company and subsidiaries. The immediate parent company of the Company is Ooredoo Asia Pte. Ltd., previously Qatar Telecom (Qtel Asia) Pte. Ltd., Singapore.

b.

Company’s Public Offerings

On September 23, 1994, the Company obtained the effective statement from the Capital Market Supervisory Agency (“BAPEPAM”) to conduct the initial public offering in the Jakarta Stock Exchange through BAPEPAM Letter No S-1656/PM/1994 and in the New York Stock Exchange of its 362,425,000 B shares, consisting of 22,510,870 American Depositary Shares (ADS, each representing 10 B Shares) and 103,550,000 B shares from the divestment of the B shares owned by the Government. The Company’s B Shares have been registered in the Indonesia Stock Exchange (new entity after the merger of the Jakarta Stock Exchange and the Surabaya Stock Exchange in November 2007) since October 19, 1994, while the Company’s ADS were registered in the New York Stock Exchange from October 19, 1994 until May 17, 2013.

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

1.

GENERAL (continued)

a.

Company’s Public Offerings (continued)

Based on a resolution at the Company’s Extraordinary General Meeting held on March 8, 2004, the stockholders approved to split the nominal value of the Company’s B shares from Rp500 to Rp100 resulting in the increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares.

During the period August 1, 2004 to December 31, 2006, the Company had issued additional 256,433,500 B shares in connection with the exercise of its Employee Stock Option Program (“ESOP”) Phase I and II. The ESOP program was approved in the Company’s Stockholders’ Annual General Meeting held on June 26, 2003.

As of March 31, 2014, the outstanding bonds issued to the public by the Company and                  a subsidiary are as follows:

Bond (Note 19)	Effective Date	Traded on:
1. Fifth Indosat Bonds in Year 2007 with Fixed	May 29, 2007	Indonesia Stock Exchange
Rates
2. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
3. Sixth Indosat Bonds in Year 2008 with Fixed	April 9, 2008	Indonesia Stock Exchange
Rates
4. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
5. Seventh Indosat Bonds in Year 2009 with	December 8, 2009	Indonesia Stock Exchange
Fixed Rates
6. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange
7. Guaranteed Notes Due 2020	July 29, 2010	Singapore Exchange Securities Trading Limited
8. Eighth Indosat Bonds in Year 2012	June 27, 2012	Indonesia Stock Exchange
9. Indosat Sukuk Ijarah V in Year 2012	June 27, 2012	Indonesia Stock Exchange

c.

Directors, Commissioners and Audit Committee

Based on resolutions at the Stockholders’ Annual General Meeting held on June 18, 2013 which is notarized under Deeds No. 84 of Aryanti Artisari S.H., M.Kn., on the same date, the composition of the Company’s Board of Commissioners and Board of Directors as of March 31,2014 and December 31, 2013 is as follows:

March 31, 2014 and December 31, 2013
Board of Commissioners:
President Commissioner	H.E Sheikh Abdulla Mohammed S.A. AlThani
Commissioner	Dr. Nasser MohammedMarafih
Commissioner	Rachmad Gobel
Commissioner	Richard Farnsworth Seney*
Commissioner	Rionald Silaban
Commissioner	Rudiantara*
Commissioner	Chris Kanter*
Commissioner	Cynthia AlisonGordon**
Commissioner	Soeprapto*
Commissioner	Beny Roelyawan

*

Independent Commissioner

**    Based on the resolution at the Company’s Stockholders’ Annual General Meeting (“SAGM”) held on June 18, 2013, Mrs. Cynthia

      Alison Gordon was appointed as Commissioner to replace Mr. Thia Peng Heok George, effective on the same date.

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

1.

GENERAL (continued)

c.

Directors, Commissioners and Audit Committee (continued)

March 31, 2014 and December 31, 2013
Board of Directors:
President Director and Chief Executive Officer	Alexander Rusli
Director and Chief Financial Officer	Curt Stefan Carlsson
Director and Chief Commercial Officer	-
Director and Chief Technology Officer	- *
Director and Chief Wholesale and Enterprise Officer (previously Director and Chief Wholesale and Infrastructure Officer)	Fadzri Sentosa

*

Mr. Hans Christiaan Moritz submitted his resignation letter to the Board of Directors and Board of Commissioners on August 31, 2013. Based on Article 16 paragraphs 6 and 7 of the Company’s Articles of Association, among others, it is stated that in the event that the Company does not convene the SAGM within a period of 60 days after the acceptance ofMr. Hans Christiaan Moritz’s resignation letter, then by the lapse of such period, the resignation of Mr. Hans Christiaan Moritz will become valid without the approval of the SAGM. As of December 31, 2013, the resignation of Mr. Hans Christiaan Moritz has become effective through the elapse of 60 days from the date of acceptance of his resignation letter.

The composition of the Company’s Audit Committee as of March 31, 2014 and              December 31, 2013, is as follows:

March 31, 2014 and December 31, 2013

Chairman	Richard Farnsworth Seney**
Member	Chris Kanter
Member	Rudiantara**
Member	Unggul Saut MarupaTampubolon
Member	Kanaka Puradiredja

**

Based on a resolution at the Company’s SAGM held on June 18, 2013, Mr. Thia Peng Heok George was no longer a member of the Company’s Board of Commissioners. Based on a resolution at the Board of Commissioners’ meeting held on June 18, 2013, the Board of Commissioners agreed to appoint Mr. Richard Farnsworth Seney as Audit Committee Chairman to replace Mr. Thia Peng Heok George and Mr. Rudiantara as a member of the Audit Committee.

The Company and subsidiaries (collectively referred to hereafter as “the Group”) has approximately 3,979 and 4,200employees (unaudited), including non-permanent employees, as of March 31, 2014 and December 31, 2013, respectively.

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries

As of March 31, 2014 and December 31, 2013, the Company has direct and indirect ownership in the following Subsidiaries:

				Percentage of
			Start of	Ownership (%) as of
			Commercial	March 31, 2014 and
Name of Subsidiary	Location	Principal Activity	Operations	December 31, 2013
Indosat Palapa Company	Amsterdam	Finance	2010	100.00
B.V. (“IPBV”) (1)
Indosat Mentari Company	Amsterdam	Finance	2010	100.00
B.V. (“IMBV”) (1)
Indosat Singapore Pte.	Singapore	Telecommunication	2005	100.00
Ltd. (“ISPL”)
PT Indosat Mega Media	Jakarta	Multimedia	2001	99.85
(“IMM”)
PT Interactive Vision	Jakarta	Pay TV	-	99.83
Media (“IVM”) (2)
PT Starone Mitra	Semarang	Telecommunication	2006	84.08
Telekomunikasi
(“SMT”)
PT Aplikanusa Lintasarta	Jakarta	Data	1989	72.36
(“Lintasarta”)		Communication
PT Lintas Media Danawa	Jakarta	Information and	2008	50.65
(“LMD”) (3)		Communication
		Services
PT Artajasa Pembayaran	Jakarta	Telecommunication	2000	39.80
Elektronis (“APE”)(3)

	Total Assets (Before Eliminations)
Name of Subsidiary	As of March 31, 2014	As of December 31, 2013

IPBV(1)	7,472,950	8,128,654
IMBV(1)	7,464,053	8,120,891
ISPL	136,455	116,223
IMM	875,867	854,428
IVM(2)	5,771	5,681
SMT	241,828	236,781
Lintasarta	2,285,740	2,204,471
LMD(3)	6,127	7,332
APE(3)	403,537	435,088

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, and to grant security in respect of their respective obligations or those of their group companies and third parties.

(2)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injections to IVM on March 9 and 30, 2011 totaling Rp4,999. On July 12, 2011, IVM obtained the license to conduct its Pay TV services. However, as of March 31, 2014, IVM has not started its commercial operations.

(3)

Lintasarta has direct 55% and 70% ownership in APE and LMD, respectively.

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

1.

GENERAL (continued)

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

f.

Approval and Authorization for the Issuance of Interim Consolidated Financial Statements

The unaudited interim consolidated financial statements of the Group as of March 31, 2014 and for the three-month period then ended was approved and authorized for issuance by the Board of Directors on May 7, 2014, as reviewed and recommended for approval by the Audit Committee on such date.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of Presentation of Interim Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards, which comprise the Statements and Interpretations issued by the Financial Accounting Standards Board of the Indonesian Institute of Accountants (“DSAK”) and the Regulations No. VIII.G.7 of the Guidelines on Financial Statement Presentation and Disclosures issued by BAPEPAM-LK and Decision Letter No.KEP-347/BL/2012 of the Chief of BAPEPAM-LK regarding “Financial Presentation and Disclosure for Issuers or Public Companies.”

The interim consolidated financial statements are prepared in accordance with Statement of Financial Accounting Standards (“PSAK”) 1 (Revised 2009), “Presentation of Financial Statements”.

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.

Basis of Presentation of Interim Consolidated Financial Statements (continued)

The interim consolidated financial statements, except for the interim consolidated statement of cash flows, have been prepared on the accrual basis using the historical cost concept of accounting, except as disclosed in the relevant notes herein.

The interim consolidated statement of cash flows, which has been prepared using the direct method, presents receipts and disbursements of cash and cash equivalents classified into operating, investing and financing activities.

The reporting currency used in the interim consolidated financial statements is the Indonesian rupiah, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

b.

Principles of Consolidation

Theinterimconsolidated financial statements include the accounts of the Company and subsidiaries mentioned in Note 1d, in which the Company maintains (directly or indirectly) equity ownership of more than 50% or less than 50% but exercises control over the subsidiary as in the case of APE.

All material intercompany transactions and account balances (including the related significant unrealized gains or losses) have been eliminated.

Subsidiaries are fully consolidated from the date of acquisitions, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. Control is presumed to exist if the Company owns, directly or indirectly through a subsidiary, more than half of the voting power of an entity. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)

power over more than half of the voting rights by virtue of an agreement with other investors;

b)

power to govern the financial and operating policies of the entity under a statute or an agreement;

c)

power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)

power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Non-controlling interests (“NCI”) represent the portion of the profit or loss and net assets of the subsidiaries not attributable, directly or indirectly, to the Company, which are presented in the interimconsolidated statement of comprehensive income and under the equity section of the  interimconsolidated statement of financial position, respectively, separately from the corresponding portion attributable to the equity holders of the parent company.

Losses of a non-wholly owned subsidiary are attributed to the NCI even if they create an NCI deficit balance.

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

In case of loss of control over a subsidiary, the Group:

•

derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•

derecognizes the carrying amount of any NCI;

•

derecognizes the cumulative translation differences, recorded in equity, if any;

•

recognizes the fair value of the consideration received;

•

recognizes the fair value of any investment retained;

•

recognizes any surplus or deficit in profit or loss; and

•

reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

c.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value at acquisitiondate and the amount of any NCI in the acquiree. For each business combination, the acquirer measures the NCI in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are directly expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, are recognized in accordance with PSAK 55 (Revised 2006) either in profit or loss or as other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

At acquisition date, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs.

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Business Combinations (continued)

Where goodwill forms part of a CGU and part of the operations within that CGU is disposed of, the goodwill associated with the operations disposed of is included in the carrying amount of the operations when determining the gain or loss on disposal of the operations. Goodwill disposed of in this circumstance is measured based on the relative values of the operations disposed of and the portion of the CGU retained.

d.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits (including deposits on call) with original maturities of three months or less at the time of placement.

Time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

e.

Inventories

Inventories, which mainly consist of Subscriber Identification Module (“SIM”) cards, starter packs, broadband modems, cellular handsets  and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In accordance with PSAK 14 (Revised 2008), the Group applies the guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories.

f.

Prepaid Frequency Fee and Licenses and Other Prepaid Expenses

Prepaid frequency fee and licenses and other prepaid expenses, which mainly consist of frequency fee, rentals, upfront fee of 3G and BWA licenses, advertising and insurance, are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals - Net of Current Portion” and “Long-term Prepaid Licenses - Net of Current Portion”, respectively.

g.

Investment in Associated Company

The Group’s investment in its associated company is accounted for using the equity method. An associated company is an entity in which the Group has significant influence. Under the equity method, the cost of investment is increased or decreased by the Group’s share in net earnings or losses of, and dividends received from, the associated company since the date of acquisition.

The interim consolidated statement of comprehensive income reflects the share of the results of operations of the associated company. Where there has been a change recognized directly in the equity of the associated company, the Group recognizes its share of any such changes and discloses this, when applicable, in the interim consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associated company are eliminated to the extent of the Group’s interest in the associated company.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.

Investment in Associated Company (continued)

The Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associated company. The Group determines at each reporting date whether there is any objective evidence that the investment in the associated company is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associated company and its carrying value, and recognizes the amount in profit or loss.

h.

Property and Equipment

The Group applied PSAK 16 (Revised 2011), “Fixed Assets”.

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value.

The Group has chosen the cost model for the measurement of its property and equipment. Property and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets, as follows:

Years

Buildings

20 to 40

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 25

Vehicles

3 to 5

Cellular technical equipment

8

Transmission and cross-connection equipment

3 to 15

Fixed Wireless Access (“FWA”) technical equipment

                   7

Operation and maintenance center and measurement unit

            3 to 5

Fixed access network equipment

3 to 10

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

Landrights, including the legal costs incurred at initial acquisition of landrights, are stated at cost and not amortized. Specific costs associated with the renewal or extension of land titles are deferred and amortized over the legal term of the landrights or economic life of the land, whichever is shorter.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in profit or loss.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

 h.   Property and Equipment (continued)

 Property and equipment acquired in exchange for a non-monetary asset or for a combination of        monetary and non-monetary assets are measured at fair values unless:

 (i)  the exchange transaction lacks commercial substance, or

 (ii) the fair value of neither the assets received nor the assets given up can be measured reliably.

The acquired assets are measured this way even if the Group cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up plus cash consideration.

Properties under construction and installation are stated at cost, which includes borrowing costs.Under PSAK 26 (Revised 2011), “Borrowing Costs”, all borrowing costs such as interest, finance charges in respect of finance leases recognized in accordance with PSAK 30 (Revised 2011) and foreign exchange differences (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Other borrowing costs are recognized as an expense in the period in which they are incurred. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

i.

Impairment of Non-financial Assets

The Group assesses at each annual reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset (i.e., an intangible asset with an indefinite useful life, an intangible asset not yet available for use, or goodwill acquired in a business combination) is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of the asset’s CGU’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses of continuing operations are recognized in the interim consolidated statement of comprehensive income as “impairment losses”. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations, if any, are recognized in profit or loss under expense categories that are consistent with the functions of the impaired assets.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Impairment of Non-financial Assets (continued)

An assessment is made at each annual reporting period as to whether there is any indication that previously recognized impairment losses recognized for an asset other than goodwill may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset other than goodwill is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in the interim consolidated statement of comprehensive income. After such a reversal, the depreciation charge on the said asset is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with PSAK 19 (Revised 2010), software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years and assessed for impairment whenever there is indication of impairment. The Company reviews the amortization period and the amortization method for the software at least at each financial year end. Residual value of software is assumed to be zero.

j.

Leases

The GroupappliedPSAK 30 (Revised 2011), “Leases”.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee

A finance lease that transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, is capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in financing cost in profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Leases (continued)

Group as a lessee (continued)

The current portion of obligations under finance lease is presented as part of Other Current Financial Liabilities.

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

Group as a lessor

A lease in which the Group does not transfer substantially all the risks and benefits of the ownership of an asset is classified as an operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents, if any, are recognized as revenue in the year they are earned.

A lease in which the Group transfers substantially all the risks and benefits of the ownership of an asset is classified as a finance lease. The leased asset is recognized as asset held under a finance lease in the interim consolidated statement of financial position and is presented as a receivable at an amount equal to the net investment in the lease. Selling profit or loss is recognized during the year, in accordance with the policy followed by the Group for outright sales. Costs incurred by the Group in connection with negotiating and arranging a lease are recognized as an expense when the selling profit is recognized.

Sale-and-leaseback transactions

When the Group enters into a sale-and-leaseback transaction, the Group analyzes if the leaseback arrangement meets the criteria of a finance lease or operating lease. Where the classification results in a finance lease, any excess of sales proceeds over the carrying value of the asset sold is deferred and amortized over the lease term. Where the transaction is classified as an operating lease and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately.

k.

Revenue and Expense Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and Value Added Taxes (“VAT”). The following specific recognition criteria must also be met before revenue is recognized:

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network and presented on a gross basis.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Cellular (continued)

Sales of wireless broadband and modems cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operated a customer loyalty program called “Poin Plus Plus”, which allowed customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points could then be redeemed for free telecommunications and non-telecommunications products, subject to a minimum number of points being obtained. Starting July 29, 2011, the “Poin Plus Plus” program had been replaced with the “Indosat Senyum” program. Both programs had similarity in nature and scheme to redeem the points, except that under the new program, the Company no longer included the subscription period as a variable item in calculating the points.Effective March 31, 2013, the Company ceased the “Indosat Senyum” program and all outstanding obligations expired as of December 31, 2013.

Customer loyalty credits were accounted for as a separate component of the sales transaction in which they were granted. The Company recorded a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received was allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued was deferred and recognized as revenue when the points were redeemed,the redemption period expired or when the program was terminated.

Dealer Commissions

Consideration in the form of sales discount given by the Company to a dealer is recognized as a reduction of revenue.

If the Company receives, or will receive, an identifiable benefit in exchange for a consideration given by the Company to a dealer, and the fair value of such benefit can be reasonably estimated, the consideration will be recorded as a marketing expense.

Tower Leasing

Revenue arising from tower leasing classified as an operating leases is recognized on the straight-line basis over the lease term based on the amount stated in the agreement between the Company and the lessee.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

MIDI

Internet

Revenues from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges, depending on the arrangement with the customers.

Internet Protocol Virtual Private Network (IPVPN), Multiprotocol Label Switching (MPLS), Frame Net, World Link and Direct Link

Revenues arising from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided.

Satellite Operating Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunications

International Calls

Revenue from outgoing international call traffic is reported on a gross basis.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, monthly service fees are recognized as the services are provided.

For prepaid subscriber, the activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations are deferred and recognized over the expected average period of the customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Agency Relationships

Revenues from an agency relationship are recorded based on the gross amount billed to the customer when the Group acts as a principal in the sale of services.

When the Group acts as an agent and earns commission from the supplier of the service, revenue is recorded based on the net amount retained (the amount paid by the customer less the amount paid to the supplier).

Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunications carriers are accounted for as operating expenses in the period these are incurred.

Other Expenses

Expenses are recognized when incurred.

l.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

m.

Pension Plan and Employee Benefits

Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation.

Actuarial gains or losses from post-employment benefits are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. The past service costs from post-employment benefits are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, following the introduction of changes to a pension plan, past service costs are recognized immediately.

Actuarial gains or losses and past service costs from other long-term employee benefits are recognized immediately in the interim consolidated statement of comprehensive income within personnel expense.

The Group recognizes gains or losses on the curtailment of a defined benefit plan when the curtailment occurs (when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of the defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits). The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments

The Group applied PSAK 50 (Revised 2010), “Financial Instruments: Presentation”, PSAK 55 (Revised 2011), “Financial Instruments: Recognition and Measurement”, and PSAK 60, “Financial Instruments: Disclosures”.

n1.

Financial assets

Initial recognition

Financial assets within the scope of PSAK 55 (Revised 2011) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets which are recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, trade and other accounts receivable, due from related parties, derivative assets, other current and non-current financial assets (quoted and unquoted financial instruments).

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in the interimconsolidated statement of financial position at fair value, with changes in fair value recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the interim consolidated statement of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

The Group’s financial assets classified at fair value through profit or loss consist of derivative assets.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

 Financial Instruments (continued)

n1.

Financial assets (continued)

Subsequent measurement (continued)

•

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are also recognized in profit or loss.

The Group’s cash and cash equivalents, trade and other accounts receivable, due from related parties, other current financial assets, finance lease receivables and other non-current financial assets are included in this category.

•

Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group has the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are recognized in profit or loss.

The Group did not have any HTM investments as of March 31, 2014 and            December 31, 2013.

•

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available- for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized, or determined to be impaired, and is reclassified from other comprehensive income to profit or loss. Interest earned on AFS financial investments is reported as interest income using the EIR method.

The Group has the following investments classified as AFS:

-

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%. These are carried at cost less allowance for impairment.

-

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n2.

Financial liabilities

Initial recognition

Financial liabilities within the scope of PSAK 55 (Revised 2011) are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payable, procurement payable, accrued expenses, deposits from customers, obligations under financial lease, loans and bonds payable, due to related parties, derivative liabilities, other current and non-current financial liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by PSAK 55 (Revised 2011). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in profit or loss.

•

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included in financing costs in profit or loss.

Gains or losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n3.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the interim consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

n4.

Fair value of financial instruments

The fair value of financial instruments that are traded in active market at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long position and ask price for short position), without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models.

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company's own credit risk associated with the instrument is taken into account.

n5.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

n6.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n6. Impairment of financial assets (continued)

•

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and the group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a loan or receivable has a variable interest rate, the discount rate for measuring impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in profit or loss.

•

AFS financial assets

In the case of an equity investment classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss - is recycled from other comprehensive income to profit or loss. Impairment loss on equity investment is not reversed through profit or loss; increase in its fair value after impairment is recognized in other comprehensive income.

In the case of a debt instrument classified as an AFS financial asset, impairment is assessed based on the same criteria as financial asset carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of the “Interest Income” account in profit or loss. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n7.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

n8.

Derivative financial instruments

The Company enters into and engages in cross currency swaps, interest rate swaps and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments, while providing effective economic hedges of specific interest rate and foreign exchange risks under the Company’s financial risk management objectives and policies, do not meet the criteria for hedge accounting as provided in PSAK 55 (Revised 2011) and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives during the year, which are entered into as economic hedges that do not qualify for hedge accounting, are taken directly to profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract in the interim consolidated statement of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Losson Change in Fair Value of Derivatives - Net”, which is presented in profit or loss.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Foreign Currency Transactions and Balances

The Group has applied PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”, which describes how to include foreign currency transactions and foreign operations in the financial statements of an entity and translate financial statements into a presentation currency. The Group considers the primary indicators and other indicators in determining its functional currency. If indicators are mixed and the functional currency is not obvious, management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

The interim consolidated financial statements are presented in rupiah, which is the Company’s functional currency and the Group’s presentation currency. Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At interim consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to properties under construction and installation.

The functional currency of IFB and IIFB (which were liquidated in July 2013) is the euro, while that of IPBV, IMBV and ISPL is the U.S. dollar. As at the end of the reporting period, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Company at the spot rate which is the exchange rate prevailing at the end of the reporting period and their statements of comprehensive income are translated at the average exchange rates during the period. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISPL are included in other comprehensive income and presented as part of “Difference in Foreign Currency Translation” in the interim consolidated statement of changes in equity.

For March 31, 2014 and December 31, 2013, the foreign exchange rates used (in full amounts) were Rp11,404 and Rp12,189, respectively, per US$1 which are computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for suchdates.

p.

Income Tax

The Group applied PSAK 46 (Revised 2010), which requires the Group to account for the current and future tax consequences of the future recovery (settlement) of the carrying amount of assets (liabilities) that are recognized in the interim consolidated statement of financial position, and transactions and other events of the current period which are recognized in the interim consolidated statement of comprehensive income. The revised PSAK also requires the Group to present interest and penalties for the underpayment / overpayment of income tax, if any, as part of “Income Tax Benefit (Expense) - Current” in the interim consolidated statement of comprehensive income.

Current tax expense is provided based on the estimated taxable income for the period.  Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to equity.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.

Income Tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the interim consolidated statement of financial position date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current operations, except to the extent that they relate to items previously charged or credited to equity.

The Company recognizes deferred tax liabilities and deferred tax assets associated with its investments in subsidiaries, except:

•

In respect of taxable temporary differences, when the timing of the reversals of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

•

In respect of deductible taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The difference between the financial statement carrying amounts of existing assets and liabilities, and their respective final tax bases are not recognized as deferred tax assets or liabilities.

The amounts of additional tax principal and penalty imposed through a tax assessment letter (“SKP”) are recognized as expense of the current period in the interim consolidated statement of comprehensive income, unless further settlement is submitted. The amounts of tax principal and penalty imposed through an SKP are deferred as long as they meet the asset recognition criteria.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

q.

Segment Reporting

The Group applied PSAK 5 (Revised 2009), “Operating Segments”. This revised PSAK requires disclosures that will enable users of financial statements to evaluate the nature and financial effects of business activities in which the entity engages and the economic environments in which it operates.

A segment is a distinguishable component of the Group that is engaged in providing certain products (business segment), which component is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.

Basic and Diluted Earnings (Loss) per Share/ADS

The Group applied PSAK 56 (Revised 2011), “Earnings per Share”, which prescribes principles for the determination and presentation of earnings (loss) per share.

The amount of basic and diluted earnings (loss) per share is computed by dividing profit (loss) for the period attributable to owners of the Company by the weighted-average number of shares outstanding during the period.

The amount of basic and diluted earnings (loss) per ADS attributable to owners of the Company is computed by multiplying basic earnings (loss) per share attributable to owners of the Company by 50, which is equal to the number of shares per ADS.

There were no potentially dilutive shares as of March 31, 2014 and 2013.

s.

Transactions with Related Parties

The Group has transactions with related parties as defined under PSAK 7 (Revised 2010), “Related Party Disclosures”.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 31.

t.

Concession Financial Assets

The Group constructs or upgrades infrastructure (construction or upgrade services) under arrangements to provide public service and operates and maintains that infrastructure (operation services) for a specified period of time. These arrangements may include infrastructure used in a public-to-private service concession arrangement for its entire useful life.

The arrangements are accounted for based on the nature of the consideration. The financial asset model is used when the Group has an unconditional contractual right to receive cash or another financial asset from, or at the direction of, the grantor for the construction services.

In the financial asset model, the amount due from the grantor meets the definition of a receivable which is measured at fair value. It is subsequently measured at amortized cost. The amount initially recognized plus the cumulative interest on that amount is calculated using the effective interest method.

The consideration received or receivable is allocated by reference to the relative fair values of the services provided, typically a construction component and a service element for operating and maintenance services performed. Revenue from the concession arrangements earned under the financial asset model consists of the (i) fair value of the amount due from the grantor; and (ii) interest income related to the capital investment in the project.

Any asset carried under concession arrangements is derecognized on disposal or when no future economic benefits are expected from its future use or disposal or when the contractual rights to the financial asset expire.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.

Recent Developments onAccounting Standards and Interpretations

The following are several accounting standards relevant to the financial reporting of the Group, which were issued by the Indonesian Financial Accounting Standards Board (DSAK) in 2013 but not yet effective for the 2014 financial statements:

•

PSAK 1 (2013): Presentation of Financial Statements, adopted from International Accounting Standards (IAS) 1, effective January 1, 2015

This PSAK changed the grouping of items presented in Other Comprehensive Income. Items that can be reclassified to profit or loss are to be presented separately from items that will never be reclassified.

•

PSAK 4 (2013): Separate Financial Statements, adopted from IAS 4, effective January 1, 2015

This PSAK prescribes only the accounting requirements when a parent entity prepares separate financial statements as additional information. Accounting for consolidated financial statements is determined in PSAK 65.

•

PSAK 15 (2013): Investments in Associates and Joint Ventures, adopted from IAS 28, effective January 1, 2015

This PSAK describes the application of the equity method to investments in joint ventures in addition to associates.

•

PSAK 24 (2013): Employee Benefits, adopted from IAS 19, effective January 1, 2015

This PSAK removed the corridor mechanism and contingent liability disclosures and requires only simple clarifications and disclosures.

•

PSAK 65: Consolidated Financial Statements, adopted from International Financial Reporting Standards (“IFRS”) 10, effective January 1, 2015

This PSAK replaced the portion of PSAK 4 (2009) that addressed the accounting for consolidated financial statements, and established principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

•

PSAK 66: Joint Arrangements, adopted from IFRS 11, effective January 1, 2015

This PSAK replaced PSAK 12 (2009) and ISAK 12. This PSAK removed the option to account for jointly controlled entities using proportionate consolidation.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.

Recent Developments on Accounting Standards and Interpretations (continued)

•

PSAK 67: Disclosure of Interest in Other Entities, adopted from IFRS 12, effective     January 1, 2015

This PSAK includes all of the disclosures that were previously in PSAK 4 (2009), PSAK 12 (2009) and PSAK 15 (2009). These disclosures relate to an entity’s interests in other entities.

•

PSAK 68: Fair Value Measurement, adopted from IFRS 13, effective January 1, 2015

This PSAK provides guidance on how to measure fair value when fair value is required or permitted.

The Group is presently evaluating and has not yet determined the effects of these accounting standards on the interim consolidated financial statements.

3.

MANAGEMENT’S USE OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

a.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the interim consolidated financial statements:

•

Determination of functional currency

The currency of each of the entities under the Group is the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

•

Leases

The Group has various lease agreements where the Group acts as lessee or lessor in respect of certain asset. The Group evaluates whether significant risks and rewards of ownership of the leased asset are transferred to the lessee or retained by the Group based on PSAK30 (Revised 2011), “Leases”, which requires the Group to make judgments and estimates of transfer of risks and rewards of ownership of leased asset.

Tower leases

For tower leases, the unit of account is considered at the level of the slot or site space because the lease is dependent on the use of a specific space in the tower where the Company places its equipment.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

3.

MANAGEMENT’S USE OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Leases (continued)

Licenses

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The Company was obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 32p). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 32p). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion and amortized over the 10-year license term using the straight-line method.

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership). Accordingly, the Company and IMM recognize the annual radio frequency fee as prepaid operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

•

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

3.

MANAGEMENT’S USE OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Exchange of asset transactions

During 2010 to 2012, the Group entered into several contracts for the exchange of assets of a third party supplierwith certain existing cellular technical equipment of the Group. For the exchange of asset transactions, the Group evaluated whether the transactions contained commercial substance based on PSAK 16 (Revised 2011) “Fixed Assets”, which requires the Group to make judgments and estimates of the future cash flow and the fair value of the asset received and given up as a result of the transactions. Management considers the exchange of asset transactions to have met the criteria of commercial substance; however, the fair value of neither the asset received nor the asset given up could be measured reliably, hence, their value was measured at the carrying amount of the asset given up plus cash consideration paid.

•

Sale-and-leaseback transactions

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2j. Determining whether a lease transaction is a finance lease or an operating lease is a complex issue and requires substantial judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Careful and considered judgment is required on various complex aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

The classification as a finance lease or operating lease determines whether the leased asset is capitalizable and recognized in the interim consolidated statement of financial position. In sale-and-leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the interim consolidated statement of comprehensive income immediately (operating lease).

•

Provision for legal contingency

The Group is currently under investigation by the Attorney General’s Office for being involved in a significant legal case(Note 32h). Management’s judgment of the probable cost for the resolution of the case has been developed in consultation with the Company’s  counsels handling the defense in this matter and is based upon their analysis of the potential results. Management currently does not believe this case could materially reduce the Company’s revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in their judgment or effectiveness of their strategy relating to thecase.

•

Allowance for impairment of receivables

If there is objective evidence that an impairment loss has been incurred on trade receivables, the Group recognizes an allowance for impairment loss related to the trade receivables that are specifically identified as doubtful for collection.

In addition to specific allowance against individually significant receivables, the Group also recognizes a collective impairment allowance against credit exposure of its debtors which are grouped based on common credit characteristics, and although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to debtors.

3.

MANAGEMENT’S USE OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

•

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in the interim consolidated statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair value. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of the financial instruments. See Note 21 for further discussion.

•

Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of its property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed at least each financial yearend and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any period are affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group’s property and equipment increases the recorded operating expenses and decreases non-current assets. An extension in the estimated useful lives of the Group’s property and equipment decreases the recorded operating expenses and increases non-current assets.

•

Goodwill and intangible assets

The interim consolidated financial statements reflect acquired businesses after the completion of the respective acquisitions. The Company accounts for the acquired businesses using the acquisition method starting January 1, 2011 and the purchase method for acquisitions prior to this date, which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market value of the net assets acquired is recorded as goodwill in the interim consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

3.

MANAGEMENT’S USE OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Recoverability of deferred income tax assets

The Group reviews the carrying amounts of deferred tax assets at the end of each reporting period and reduces these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. The Group’s assessment on the recognition of deferred tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Group’s past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of the deferred tax assets to be utilized.

•

Estimating allowance for impairment loss on receivables

The level of a specific allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Group uses judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that it expects to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

Any collective allowance recognized is based on historical loss experience using various factors such as historical performance of the debtors within the collective group and judgments on the effect of deterioration in the markets in which the debtors operate and identified structural weaknesses or deterioration in the cash flows of debtors.

•

Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist of, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Group’s assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of defined benefit obligation or the fair value of plan assets at that date. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in its assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

Further details about the assumptions used, including a sensitivity analysis, are presented in Note 30.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

3.

MANAGEMENT’S USE OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The recognition of the obligations requires an estimation of the cost to restore/dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•

Revenue recognition

The Group’s revenue recognition policies require making use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

The Company’s agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by the Company. Initial recognition of revenues is based on observed traffic adjusted by the normal experience adjustments, which historically are not material to the interim consolidated statement of comprehensive income. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

The Group recognizes revenues from installation and activation-related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunications services. The Group estimates the expected average period of customer relationship based on the most recent churn-rate analysis.

•

Uncertain tax exposure

In certain circumstances, the Group may not be able to determine the exact amount of its current or future tax liabilities or recoverable amount of the claim for tax refund due to ongoing investigations by, or discussions with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability or the recoverable amount of the claim for tax refund related to uncertain tax positions, the Group applies similar considerations as it would use in determining the amount of a provision to be recognized in accordance with PSAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”. The Group makes an analysis of all uncertain or a provision for unrecoverable claim for tax refund tax positions related to determine if a tax liability for uncertain tax benefit should be recognized.

The Group presents interest and penalties for the underpayment of income tax, if any, in Income Tax Expense in profit or loss.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013
Cash on hand
Rupiah	1,817	2,046
U.S. dollar (US$4 in 2014 and 2013)	42	45
	1,859	2,091
Cash in banks
Related parties (Note 31)
Rupiah
PT Bank Mandiri (Persero) Tbk ("Mandiri")	90,526	68,195
PT Bank Negara Indonesia (Persero) Tbk ("BNI")	1,939	4,711
PT Bank Pembangunan Daerah Sumatera Selatan	1,661	513
PT Bank Pembangunan Daerah
Nusa Tenggara Timur	1,313	652
PT Bank Pembangunan Daerah Jawa Timur	831	1,606
PT Bank Pembangunan Daerah Yogyakarta	610	2,073
PT Bank Pembangunan Daerah Maluku	578	1,133
PT Bank Pembangunan Daerah DKI Jakarta	255	2,314
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk ("BPD - Jawa Barat")	216	1,596
Others (each below Rp1,000)	2,282	3,554
U.S. dollar
Mandiri (US$2,598 in 2014 and US$4,727 in 2013)	29,625	57,621
Others (US$5 in 2014 and US$5 in 2013)	56	62
Third parties
Rupiah
PT Bank Danamon Indonesia Tbk (“Danamon”)	62,340	5,603
PT Bank Central Asia Tbk ("BCA")	27,387	5,178
PT Bank CIMB Niaga Tbk ("CIMB Niaga")	5,792	5,198
PT Bank Permata Tbk (“Permata”)	2,130	5,809
Citibank N.A., Jakarta Branch ("Citibank")	1,211	5,036
Others (each below Rp5,000)	11,088	12,679

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

4.

CASH AND CASH EQUIVALENTS (continued)

	As of March 31, 2014	As of December 31, 2013
Cash in banks (continued)
Third parties (continued)
U.S. dollar
Fortis Bank N.V., The Netherlands
(US$7,057 in 2014 and US$6,330 in 2013)	80,482	77,154
Deutsche Bank AG, Jakarta Branch (“DB”)
(US$3,991 in 2014 and US$2,778 in 2013)	45,509	33,864
Citibank N.A., Singapore Branch
(US$3,834 in 2014 and US$4,461 in 2013)	43,724	54,375
Citibank (US$644 in 2014 and US$628 in 2013)	7,341	7,652
CIMB Niaga (US$272 in 2014 and US$429 in 2013)	3,105	5,225
Bukopin (US$107 in 2014 and US$31 in 2013)	1,219	384
Others (US$6 in 2014 and US$4 in 2013)	65	51
	421,285	362,238
Time deposit and deposits on call
Related parties (Note 31)
Rupiah
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	751,000	70,000
PT Bank QNB Kesawan Tbk (“QNBK”)	200,000	-
Mandiri	133,997	232,897
BNI	89,080	120,755
BTN	62,749	83,658
BPD - Jawa Barat	34,500	32,500
PT Bank Syariah Mandiri (“Mandiri Syariah”)	34,000	22,000
PT Bank Jawa Barat Banten Syariah	30,000	30,000
BNI Syariah	20,000	-
BRI Syariah	14,400	14,700
PT Bank Pembangunan Daerah Sumatera Barat	10,000	10,000
Others	2,000	2,000

U.S. dollar
QNBK (US$3,000 in 2014 and 2013)	34,212	36,567
Mandiri (US$2,301 in 2014 and US$1,551 in 2013)	26,242	18,907
Mandiri Syariah (US$5,000)	-	60,945

4.

CASH AND CASH EQUIVALENTS (continued)

	As of March 31, 2014	As of December 31, 2013
Time deposit and deposits on call (continued)
Third parties
Rupiah
Danamon	232,000	50,000
PT Bank UOB Indonesia	150,000	-
Permata Syariah	150,000	-
PT Bank Tabungan Pensiunan Nasional Tbk	139,000	20,000
PT Bank Bukopin Tbk	134,800	36,000
DB	113,505	95,899
PT Bank Saudara Tbk
(previously PT Bank Himpunan Saudara 1906 Tbk)	57,000	52,000
CIMB Niaga (including CIMB Niaga Syariah)	43,000	47,000
PT Bank Mega Syariah	35,500	43,500
PT Bank Syariah Muamalat Indonesia Tbk ("Muamalat")	34,000	81,500
PT Bank Pan Indonesia Tbk	20,000	10,000
PT Bank ICB Bumiputera Tbk	12,000	12,000
PT Bank Internasional Indonesia Tbk (“BII”) (including BII Syariah)	8,500	8,500
PT Bank Mega Tbk	5,000	11,000
Others	3,100	2,100
U.S. dollar
DB (US$33,739 in 2014 and US$36,039 in 2013)	384,765	439,278
Permata Syariah (US$5,000 in 2014
and US$15,000 in 2013)	57,020	182,835
Muamalat (US$4,500 in 2014 andUS$2,500 in 2013)	51,318	30,473
CIMB Niaga (US$2,500 in 2014 and
US$1,000 in 2013)	28,510	12,189
	3,101,198	1,869,203
Total	3,524,342	2,233,532

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.47% to 11.25% in 2014 and from 2.00% to 8.25% in 2013, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.03% to 3.50% in 2014 and from 0.05% to 3.00%in 2013.

The interest rates on deposits on call and time deposits with related parties are comparable to those offered by third parties.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013

Related parties (Note 31)
Telkom (including US$203 in 2014 and US$70
in 2013)	87,546	99,971
Others (including US$8,526 in 2014 and US$6,752
in 2013)	676,993	556,548
Sub-total	764,539	656,519
Less allowance for impairment	16,248	24,316
Net	748,291	632,203
Third parties
Local companies (including US$31,746 in 2014 and
US$34,143 in 2013)	1,005,495	801,108
Overseas international carriers (US$64,784
in 2014 and US$76,513 in 2013)	738,801	932,619
Post-paid subscribers:
Cellular	342,500	333,783
Fixed telecommunications	71,098	65,716
Sub-total	2,157,894	2,133,226
Less allowance for impairment	529,984	497,090
Net	1,627,910	1,636,136
Total	2,376,201	2,268,339

The aging schedule of the accounts receivable - trade is as follows:

	As of March 31, 2014		As of December 31, 2013

Number of		Percentage		Percentage
Months Outstanding	Amount	(%)	Amount	(%)
Related parties
0 - 6 months	704,880	92.20	611,654	93.17
7 - 12 months	26,879	3.51	13,070	1.99
13 - 24 months	9,909	1.30	8,967	1.36
Over 24 months	22,871	2.99	22,828	3.48
Total	764,539	100.00	656,519	100.00

Third parties
0 - 6 months	1,253,723	58.10	1,296,795	60.79
7 - 12 months	318,214	14.75	80,735	3.79
13 - 24 months	107,211	4.97	270,766	12.69
Over 24 months	478,746	22.18	484,930	22.73
Total	2,157,894	100.00	2,133,226	100.00

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The changes in the allowance for impairment of accounts receivable - trade are as follows:

		Related	Third
	Total	Parties	Parties
As of March 31, 2014 (Three Months)
Balance at beginning of period	521,406	24,316	497,090
Provision (reversal) - net (Note 27)	12,880	(8,315)	21,195
Net effect of foreign exchange adjustment	11,946	247	11,699
Balance at end of period	546,232	16,248	529,984

Individual impairment	114,922	11,142	103,780
Collective impairment	431,310	5,106	426,204
Total	546,232	16,248	529,984

Gross amount of receivables, individually impaired
before deducting any individually assessed
impairment allowance	367,158	133,319	233,839

As of December 31, 2013 (One Year)
Balance at beginning of year	564,630	42,632	521,998
Provision (reversal) - net	102,307	(5,369)	107,676
Net effect of foreign exchange adjustment	21,867	1,108	20,759
Write-offs	(167,398)	(14,055)	(153,343)
Balance at end of year	521,406	24,316	497,090

Individual impairment	115,881	18,134	97,747
Collective impairment	405,525	6,182	399,343
Total	521,406	24,316	497,090

Gross amount of receivables, individually impaired
before deducting any individually assessed
impairment allowance	295,329	69,267	226,062

The aging schedule of the allowance for impairment of accounts receivable - trade is as follows:

	As of March 31, 2014		As of December 31, 2013
	Gross	Allowance for impairment	Gross	Allowance for impairment
Not past due and past due up to 6 months	1,958,603	63,976	1,908,449	28,246
Past due more than 7 to 12 months	345,093	30,795	93,805	21,173
Past due more than 13 to 24 months	117,120	69,936	279,733	54,160
Past due more than 24 months	501,617	381,525	507,758	417,827
Total	2,922,433	546,232	2,789,745	521,406

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The Group has made provision for impairment of account receivables - trade based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of March 31, 2014 and December 31, 2013, the carrying amount of trade receivables of the Group considered past due but not impaired amounted to Rp1,631,189 and Rp1,491,450, respectively.

Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Loss on Foreign Exchange - Net”.

Information about the Group’s exposure to credit risk is disclosed in Note 37.

Management believes the established allowance is sufficient to cover impairment losses from uncollectible accounts receivable.

6.

PREPAID TAXES

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013

VAT - net	224,884	214,454
Claims for tax refund	676	676
Others	9,257	3,619
Total	234,817	218,749

7.

OTHER CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013

Restricted cash and cash equivalents (including
US$284 in 2014 and US$205 in 2013)	30,309	25,008
Others (including US$16 in 2014 and US$21 in 2013)	13,357	6,665
Total	43,666	31,673

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

8.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	As of March 31, 2014
	Balance				Balance
	at Beginning	Transactions during the Period			at End
	of Period	Additions	Derecognitions	Reclassifications	of Period
Cost
Direct ownership
Landrights	547,117	-	(5,441)	-	541,676
Buildings	873,787	133	(165)	(121)	873,634
Information technology equipment	4,352,467	32	(268,481)	62,576	4,146,594
Office equipment	1,275,400	3,539	-	955	1,279,894
Building and leasehold
improvements	10,802,485	-	-	151,692	10,954,177
Vehicles	18,373	-	-	-	18,373
Cellular technical equipment	42,984,188	-	(4,477)	527,178	43,506,889
Transmission and cross -
connection equipment	22,151,806	61,105	-	314,825	22,527,736
FWA technical equipment	1,345,306	-	-	-	1,345,306
Operation and maintenance
center and measurement unit	1,496,098	-	-	5,392	1,501,490
Fixed access network
equipment	1,207,051	-	-	24,183	1,231,234
Properties under
construction and
installation	6,119,255	1,696,688	-	(1,086,680)	6,729,263

Under finance lease
Building and leasehold
improvements (Note 2j)	3,891,958	41,465	-	-	3,933,423
Total	97,065,291	1,802,962	(278,564)	-	98,589,689

Accumulated Depreciation
Direct ownership
Buildings	383,276	4,411	(48)	-	387,639
Information technology
equipment	3,417,837	84,692	(54,126)	(155)	3,448,248
Office equipment	1,012,778	11,473	-	(331)	1,023,920
Building and leasehold
improvements	6,015,000	192,023	-	572	6,207,595
Vehicles	16,279	260	-	(86)	16,453
Cellular technical equipment	26,353,932	1,098,062	(3,285)	-	27,448,709
Transmission and cross-
connection equipment	13,062,827	463,508	-	-	13,526,335
FWA technical equipment	1,327,294	1,863	-	-	1,329,157
Operation and maintenance
center and measurement unit	1,368,162	12,546	-	-	1,380,708
Fixed access network equipment	1,032,904	11,446	-	-	1,044,350

Under finance lease
Building and leasehold
improvements (Note 2j)	786,280	103,860	-	-	890,140
Total	54,776,569	1,984,144	(57,459)	-	56,703,254
Less Impairment in Value	98,611	-	-	-	98,611
Net Book Value	42,190,111				41,787,824

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

8.

PROPERTY AND EQUIPMENT (continued)

	As of December 31, 2013
	Balance				Balance
	at Beginning	Transactions during the Year			at End
	of Year	Additions	Derecognitions	Reclassifications	of Year
Cost
Direct ownership
Landrights	545,499	1,618	-	-	547,117
Buildings	871,174	2,609	-	4	873,787
Information technology equipment	3,649,793	-	(6,286)	708,960	4,352,467
Office equipment	1,213,413	36,734	(7,474)	32,727	1,275,400
Building and leasehold
improvements	10,413,096	-	(81,938)	471,327	10,802,485
Vehicles	22,637	-	(4,264)	-	18,373
Cellular technical equipment	39,953,889	57,069	(397,614)	3,370,844	42,984,188
Transmission and cross -
connection equipment	21,164,810	192,428	(219,115)	1,013,683	22,151,806
FWA technical equipment	1,345,306	-	-	-	1,345,306
Operation and maintenance
center and measurement unit	1,478,308	-	-	17,790	1,496,098
Fixed access network
equipment	1,190,936	-	-	16,115	1,207,051
Properties under
construction and
installation	2,966,461	8,733,574	-	(5,580,780)	6,119,255

Under finance lease
Building and leasehold
improvements (Note 2j)	3,551,653	340,305	-	-	3,891,958
Information technology equipment	50,670	-	-	(50,670)	-
Total	88,417,645	9,364,337	(716,691)	-	97,065,291

Accumulated Depreciation
Direct ownership
Buildings	365,694	17,582	-	-	383,276
Information technology
equipment	3,039,529	384,594	(6,286)	-	3,417,837
Office equipment	977,644	42,608	(7,474)	-	1,012,778
Building and leasehold
improvements	5,296,960	799,979	(81,939)	-	6,015,000
Vehicles	19,154	1,215	(4,090)	-	16,279
Cellular technical equipment	21,851,774	4,842,704	(340,546)	-	26,353,932
Transmission and cross-
connection equipment	11,231,139	1,909,579	(77,891)	-	13,062,827
FWA technical equipment	931,908	395,386	-	-	1,327,294
Operation and maintenance
center and measurement unit	1,301,739	66,423	-	-	1,368,162
Fixed access network equipment	975,151	57,753	-	-	1,032,904

Under finance lease
Building and leasehold
improvements (Note 2j)	363,549	422,731	-	-	786,280
Total	46,354,241	8,940,554	(518,226)	-	54,776,569
Less Impairment in Value	98,611	-	-	-	98,611
Net Book Value	41,964,793				42,190,111

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

8.

PROPERTY AND EQUIPMENT (continued)

Submarine cables (presented as part of transmission and cross-connection equipment) represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

Depreciation expense charged to profit or loss amounted to Rp1,984,144, and Rp2,135,265 for the three-month period then ended March 31, 2014 and 2013, respectively.

Management believes that there is no impairment in asset value or recovery of the impairment reserve as contemplated in PSAK 48 (Revised 2009) for the current period.

As of March 31, 2014, the Group has no property and equipment pledged as collateral to any credit facilities.

As of March 31, 2014, the Group insured its property and equipment (except submarine cables and landrights) for US$102,500 and Rp30,443,075 including insurance amounting to US$102,500 on the Company‘s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

As of March 31, 2014, the Group has property and equipment with total cost amounting to Rp5,303,343, which have been fully depreciated but are still being used.

As of March 31, 2014, the fair value of the Group’s property and equipment determined under the income approach amounted to Rp77,592,149.

The details of the Group’s properties under construction and installation as of March 31, 2014 and December 31, 2013 are as follows:

	Percentage of		Estimated Date
	Completion	Cost	of Completion

As of March 31, 2014
Cellular technical equipment	2-99	4,936,002	April 2014 - December 2016
Transmission and cross-connection equipment	1-99	812,003	April 2014 - December 2015
Building and leasehold improvements	10-99	718,248	April 2014 - July 2014
Building	98	84,632	April 2014
Information technology equipment	34-93	83,246	April 2014 - November 2014
Others	50-98	95,132	April 2014-July 2014
Total		6,729,263

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

8.

PROPERTY AND EQUIPMENT (continued)

	Percentage of		Estimated Date
	Completion	Cost	of Completion

As of December 31, 2013
Cellular technical equipment	2-99	4,555,736	January 2014 - December 2016
Transmission and cross-connection equipment	1-99	661,369	January 2014 - December 2015
Building and leasehold improvements	10-99	662,760	January - July 2014
Building	98	75,697	April 2014
Information technology equipment	34-93	61,312	January - November 2014
Others	50-98	102,381	January - April 2014
Total		6,119,255

There are no borrowing costs capitalized to properties under construction and installation for the three-month period endedMarch 31, 2014 and the year ended December 31, 2013.

For the three-month period then ended March 31, 2014 and the year ended December 31, 2013, exchanges and sales of certain property and equipment were made as follows:

	As of March 31, 2014	As of December 31, 2013
Exchange of assets
Sumatra and Java Project (Note 32j)
Carrying amount of assets received	-	57,069
Carrying amount of assets given up	-	(57,069)

Assets finance leased out
Fair value of assets	-	196,464
Net book value	-	(141,223)
Gain	-	55,241

Sales of assets
Proceeds	12,284	11,560
Net book value	(6,751)	(173)
Gain	5,533	11,387

In the above exchange of asset transactions, the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up plus cash consideration.

On January 28, 2013, the Company and PT Link Net (Link Net) entered into an agreement, whereby the Company agreed to grant Link Net an Indefeasible Right of Use (“IRU”) for a pair of fiber optics in the Company’s Jakarta-Batam-Singapore (JAKABARE) submarine cable network for a non-cancellable period of 12 years starting on January 1, 2013 to December 31, 2024. Link Net agreed to pay the Company the amount of US$20,300 (equivalent to Rp196,464) for the 12-year period right to use one pair of fiber optics (from the total capacity fiber optics of 4 pairs of JAKABARE submarine cable). The payment wasmade in a series of installments,with the last one occurring on
October 30, 2013.

Accordingly, for the year then ended December 31, 2013, the Company derecognized a portion of its assets with carrying value of Rp141,223 and recognized the gain from above outright sales of Rp55,241.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

9.

GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in goodwill and other intangible assets, including non-integrated software, for the  three-month period ended March 31, 2014 and  the year ended December 31, 2013are as follows:

	Non-integrated	Other intangible
	software	Asset	Goodwill	Total
Cost
At January 1, 2013	309,024	597,578	2,944,362	3,850,964
Additions	6,703	29	-	6,732
At December 31, 2013	315,727	597,607	2,944,362	3,857,696
Additions	1,238	-	-	1,238
At March 31, 2014	316,965	597,607	2,944,362	3,858,934

Accumulated Amortization
At January 1, 2013	259,770	597,508	1,619,979	2,477,257
Amortization	17,829	10	-	17,839
At December 31, 2013	277,599	597,518	1,619,979	2,495,096
Amortization	4,265	3	-	4,268
At March 31, 2014	281,864	597,521	1,619,979	2,499,364

Net Book Value
At December 31, 2013	38,128	89	1,324,383	1,362,600
At March 31, 2014	35,101	86	1,324,383	1,359,570

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and in LMD in 2010.

The details of other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

		Amount
Spectrum license		222,922
Customer base
-	Post-paid	154,220
-	Prepaid	73,128
Brand		147,178
Total		597,448

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

9.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Goodwill acquired through business combination has been allocated to the cellular business unit, which is also considered as one of the Group’s operating segments.

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of December 31, 2013, the market capitalization of the Company was above the book value of its equity. The recoverable amount of the cellular business unit has been determined based on fair values less cost to sell (“FVLCTS”) calculation that uses the Income Approach (a Discounted Cash Flows Method) and the Market Approach (a Guideline Public Company Method).

Key assumptions used in the FVLCTS calculation at December 31, 2013:

Discount rates - The Company has chosen to use the weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 13% and 14%.

Compounded Annual Growth Rate (“CAGR”) - The CAGR projection for the 5-year budget period of the cellular business unit’s revenue based on the market analysts’ forecast is between 4.8% and 6.4%.

Cost to Sell - As the recoverable amount of the cellular business unit is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.0% of the enterprise value.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of March 31, 2014, the market capitalization of the Company was above the book value of its equity. As a result, management does not perform an impairment calculation as of March 31, 2014.

10.  LONG-TERM PREPAID RENTALS - NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites and towers.

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/ installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/installation of the property and equipment has reached a certain percentage of completion.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013
Other long-term investments	116,307	1,507,299
Less allowance for impairment	113,577	113,577
Net	2,730	1,393,722
Restricted cash and cash equivalents
(including US$317 in 2014 and US$121 in 2013)	41,542	94,874
Employee loans receivable	8,278	8,890
Others (including US$1,318 in 2014 and US$1,317
in 2013)	50,175	59,881
Sub-total	99,995	163,645
Total	102,725	1,557,367

Other long-term investments - net consist of the following:

a.

Investments in shares of stock classified as available-for-sale:

Unrealized
			Ownership		Changes in Fair	Carrying
	Location	Principal Activity	(%)	Cost	Value	Value
As of March 31, 2014
PT Tower Bersama	Indonesia	Telecommunication
Infrastructure Tbk		infrastructure	-	-	-	-
(“Tower Bersama”)		service
(Note 29)

As of December 31, 2013
Tower Bersama	Indonesia	Telecommunication
(Note 29)*		infrastructure	5.00	977,292	413,700	1,390,992
service

*The Company received dividend income amounting to Rp14,390 from Tower Bersamaon October 3, 2013.

On August 2, 2012, the Company received 5% ownership in Tower Bersama as part of its compensation from sale and leaseback transaction of telecommunication towers (Note 29).On March 14, 2014, the Company entered into an agreement with Merrill Lynch, Singapore, Pte. Ltd to sell the Company’s investment in 239,826,310 shares of Tower Bersama for a selling price of Rp5,800 per share (in full amount). On March 19, 2014, the Company received the net proceeds from the sale of its shares in Tower Bersama amounting Rp1,379,114 (net of brokerage and legal fees, and related income tax) and the cumulative fair value gain of Rp413,700 recorded in other comprehensive income was recycled to current operation.

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET (continued)

b.

Investments in shares of stock accounted under the cost method:

As of March 31, 2014
			Ownership	Cost/Carrying
	Location	Principal Activity	(%)	Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider
			1.07	50,000
Pendrell Corporation	United States of America	Satellite service	0.0065	49,977
[previously ICO Global
Communication
(Holdings) Limited]**
Asean Cableship Pte. Ltd.	Singapore	Repairs and maintenance of submarine cables
(“ACPL”)			16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631
As of December 31, 2013
PT First Media Tbk	Indonesia	Cable television and internet network service provider
			1.07	50,000
Pendrell Corporation**	United States of America	Satellite service	0.0065	49,977

ACPL	Singapore	Repairs and maintenance of submarine cables	16.67	1,265

Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

**

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted from 0.0087% to 0.0068% since the Company did not exercise its right in relation to a rights issue conducted by ICO Global Communication (Holdings) Limited. On July 21, 2011, ICO Global Communication changed its name to Pendrell Corporation. Furthermore, as of March 31, 2014, the Company’s ownership in Pendrell has been diluted to 0.0065%.

The Company has provided allowance for impairment of its investments in shares of stock accounted under the cost method amounting to Rp113,577 as of March 31, 2014 and      December 31, 2013, which the Company believes is adequate to cover impairment losses on the investments.

   c.

Equity securities from BNI of Rp89 and Telkom of Rp10 are both available-for-sale as of         March 31, 2014 and December 31, 2013.

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

13.

OTHER NON-CURRENT ASSETS - NET

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013
Investment in associated companies (i)	56,880	56,880
Less allowance for impairment	56,300	56,300
Net	580	580
Claims for tax refund
Corporate income tax
Current year (Note 16)	54,167	220,575
Previous years (ii)	658,499	230,379
VAT and others (iii) - net of allowance for tax adjustments of Rp159,908	428,449	424,640
	1,141,115	875,594

Others	63,425	65,032
Total	1,205,120	941,206

(i)

Investment in associated companies - accounted under the equity method

As of March 31, 2014 and December 31, 2013

	Location	Principal Activity	Ownership %	Cost	Accumulated Equity in Undistributed Net loss	Carrying value

PT Multi Media	Indonesia	Satellite-based telecommunication	26.67	56,512	(212)	56,300
Asia Indonesia

PT Citra Bakti	Indonesia	Certified service company for chip- based ATM/debit card and related devices and infrastructure	33.33	1,000	(420)	580
Indonesia

Total				57,512	(632)	56,880
Less allowance for impairment						56,300
Net						580

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

13.

OTHER NON-CURRENT ASSETS - NET (continued)

(ii)

The claims for tax refund with respect to corporate income tax for previous years are as follows:

Fiscal Year	As of March 31,	As of December 31,
	2014	2013
I. Related to uncertain tax positions
a. The Company - 2009	65,570	65,570
b. The Company - 2011	-	-
b. IMM - 2011	-	-
c. The Company - 2007	110,413	-
c. The Company - 2008	97,132	-
II. Not related to uncertain tax positions
The Company - 2012	132,316	132,316
The Company - 2013	219,867	-
IMM - 2012	32,493	32,493
IMM - 2013	708	-
Total	658,499	230,379

a.

The Company’s 2009 corporate income tax

On June 29, 2012, the Company received the Decision Letter from the Directorate General of Taxation (“DGT”) which declined the Company’s objection on 2009 corporate income tax amounting to Rp65,570. On September 21, 2012, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on corporate income tax for fiscal year 2009. As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Tax Court on such appeal.

a.

The Company’s and IMM’s 2011 corporate income tax

On June 26, 2013, the Company received an assessment letter of tax overpayment(“SKPLB”) from the DGT for the Company’s 2011 corporate income tax amounting to Rp97,600. On August 14, 2013, the Company received this amount as tax refund from the DGT. Within this SKPLB, the Tax Office also made two corrections totaling Rp409,921, which decreased the tax loss carried forward as of  December 31, 2011. On September 23, 2013, the Company submitted an objection letter to the Tax Office regarding these two corrections. However, on October 16, 2013, the Company submitted a letter to cancel the objection of one of the corrections amounting to Rp165,944. As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Tax Office on the remaining objection the correction amounting to Rp243,977.

On July 19, 2013, IMM received SKPLB from the DGT for IMM’s 2011 corporate income tax amounting to Rp90,812. On the same date, IMM also received SKPKBs for underpayment of its 2011 income tax articles 23 and 26 and VAT totaling Rp3,184 (including penalties and interest). On September 6, 2013, IMM received the refund of its claim for 2011 corporate income tax amounting to Rp87,628, net of the above underpayment of its 2011 income tax articles 23 and 26 and VAT.

b.

The Company’s 2007 and 2008 corporate income tax

On December 27, 2013, the Company received assessment letters of tax underpayment (“SKPKBs”) from the DGT for the Company’s 2007 and 2008 corporate income tax amounting to Rp110,413 and Rp97,132, respectively, which was paid on January 24, 2014. On March 20, 2014, the Company submitted objection letters to the Tax Office regarding this correction on the Company’s 2007 and 2008 corporate income tax amounting to Rp110,413 and Rp97,132, respectively. As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Tax Office on these objections.

13.

OTHER NON-CURRENT ASSETS - NET (continued)

(iii)

The claims for tax refund with respect to VAT and others are as follows:

FiscalYear	As of March 31,	As of December 31,
	2014	2013
I. Related to uncertain tax positions
1a. The Company’s 2009 VAT	50,347	50,347
1b. The Company’s 2010 VAT	199,786	199,786
1c. The Company’s 2011 VAT	131,091	131,091
1d. The Company’s 2012 VAT	148,161	148,161
2. The Company’s 2005 income tax article 23	1,398	1,398
3. SMT’s 2011 VAT	3,809	-
Allowance for tax adjustments	(159,908)	(159,908)
Net	374,684	370,875
II. Not related to uncertain tax positions
The Company’s restitution of VAT 2011 and 2012	53,765	53,765
Total	428,449	424,640

1.

The Company’s 2009, 2010, 2011 and 2012 VAT

a.

On April 21, 2011, the Company received SKPKBs from the DGT for the Company’s VAT for the period January - December 2009 totaling Rp182,800 (including penalties), which was paid on July 15, 2011. The Company accepted a part of the corrections amounting to Rp4,160, which was charged to the 2011 operations. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January - December 2009. On June 4, 2012, the Company received the decision letter from the DGT that declined the Company’s objection and, based on its audit, the DGT charged the Company additional underpayment for the period January, March, April, June, August - December 2009 totaling Rp57,166 and overpayment for the period February, May and July 2009 totaling Rp4,027. On July 4, 2012, the Company paid the additional underpayment amounting to Rp57,166. On August 24 and 31, 2012, the Company received the overpayment totaling Rp4,027. On September 3, 2012, the Company submitted an appeal letter to the Tax Court regarding the remaining correction on the Company’s VAT for the period January - December 2009 amounting to Rp231,779.

On February 12, 19 and 20, 2014, the Company received the Tax Court’s Decision Letters for the VAT periods “January - June 2009”, “July - August, October - December 2009” and “September 2009”, respectively, which accepted the Company’s appeal. However, it also charged for separate VAT underpayment totaling Rp180,930 for the same period. The Company accepted the correction made by the Tax Court and charged it to the 2013 operations. During April 15 - 23, 2014, the Company has received the restitution.

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

13.

OTHER NON-CURRENT ASSETS - NET (continued)

(iii)

The claims for tax refund with respect to VAT and others are as follows (continued):

1.

The Company’s 2009, 2010, 2011 and 2012 VAT (continued)

a.

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s VAT for the period March 2010 amounting to Rp28,545, which was lower than the original amount recognized by the Company in its 2012 financial statements, and SKPKBs for the Company’s VAT for the period January, February and April - December 2010 totaling Rp98,011 (including penalties). On August 2, 2012, the Company paid the underpayment amounting to Rp98,011. On August 24, 2012, the Company received the overpayment amounting to Rp28,545 from the DGT. On October 1 and 2, 2012, the Company submitted objection letters to the Tax Office regarding SKPLB and SKPKBs on the Company’s VAT for the period January - December 2010 totaling Rp106,619. On September 17 and 26, 2013, the Company received the decision letter from the DGT which charged the Company for additional underpayment for the period January - December 2010 totaling Rp93,167, which was paid on October 16 and 25, 2013. On December 10, 2013, the Company submitted an appeal letter to the Tax Court with respect to the correction of the Company’s VAT for the period January - December 2010 totaling Rp199,786. As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Tax Court on such appeal.

b.

On June 26, 2013, the Company received SKPKBs from the DGT for the Company’s VAT for the period January - December 2011 totaling Rp133,160 (including penalties), which was paid on July 24, 2013. The Company accepted a part of the corrections on VAT totaling Rp2,069, which were charged to 2013 current operations. On September 23, 2013, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January - December 2011. As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Tax Office on such objection.

c.

On September 4, 2013, the Company received SKPKBs from the DGT for the Company’s VAT for the period January - December 2012 totaling Rp148,161 (including penalties), which was paid on October 3, 2013. On November 29, 2013, the Company submitted objection letters to the Tax Office with respect to the Company’s VAT for the period January - December 2012 totaling Rp148,161. As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Tax Office on such objection.

Based on the Company’s assessment on the above-mentioned uncertain VAT positions as of December 31, 2013, the Company wrote off a part of the claims for tax refund amounting to Rp181,432, provided an allowance for adjustments on the claims for tax refund amounting to Rp159,908, and provided provision for VAT amounting to Rp125,486, all of which have been recorded in the 2013 consolidated financial statements.

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

14. SHORT-TERM LOAN

The balance of this account amounting to Rp1,499,929 and Rp1,499,849 (net of unamortized loan issuance cost of Rp71 and Rp151) as of March 31, 2014 and December 31, 2013, respectively, represents unsecured facility drawdowns from Mandiri, a related party (Note 31).

On June 21, 2011, the Company entered into a Revolving Time Loan Facility agreement with Mandiri covering a maximum amount of Rp1,000,000 to finance the Company’s operational working capital, capital expenditure and/or refinancing requirements. This facility is available from June 21, 2011 to June 20, 2014 and drawdowns bear interest at 1-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.4% per annum. Each drawdown matures 3 months from the drawdown date and can be extended for further 3-month periods by submitting a written request for such extension to Mandiri.

Subsequently, on December 5, 2011, the Company entered into an amendment of this agreement to cover the increase of the facility amount up to Rp1,500,000 and the change of the interest rate to         1-month JIBOR plus 1.25% per annum. On July 12, 2013, the interest rate was changed to 1-month JIBOR plus 1.75% per annum. On January 12, 2014, the interest rate was changed to 1-month JIBOR plus 2.00% per annum.

On August 2 and December 14, 2011; March 28, June 21and December 12 and 26, 2012;April 5, June 4 and July 24, 2013, the Company made several drawdowns from this loan facility totaling Rp3,500,000.

On February 2, May 14, June 29, July 5, August 2, 2012 and January 15, 2013, the Company repaid the drawdowns previously made totaling Rp2,000,000.

Voluntary early repayment is permitted subject to 3 days’ prior written notice. The Company may early repay the whole or any part of the loan.

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios. As of March 31, 2014 andDecember 31, 2013, the Company has complied with all the financial ratios required to be maintained under the loan agreement.

The amortization of the loan issuance cost for the three-month periods ended March 31, 2014 and  2013 amounted to Rp80 each (Note 28).

15.

PROCUREMENT PAYABLE

This account consists of amounts due for capital and operating expenditures procured from the following:

	As of March 31, 2014	As of December 31, 2013
Related parties (Note 31) (including US$52
in 2014 and US$42 in 2013)	37,509	43,988
Third parties (including US$97,484 in 2014 and
US$81,178 in 2013)	2,947,984	3,020,299
Total	2,985,493	3,064,287

The billed amount of procurement payable amounted toRp851,286 and Rp801,308 as of March 31, 2014 and December 31, 2013, respectively. The unbilled amount of procurement payable amounted toRp2,134,207 andRp2,262,979 as of March 31, 2014 and December 31, 2013, respectively.

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16.

TAXATION

a. Taxes payable

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013
Estimated corporate income tax payable,
less tax prepayments of Rp Rp28,006in 2014
and Rp114,123 in 2013	14,826	6,198
Income tax:
Article 4(2)	21,537	17,453
Article 21	17,582	37,109
Article 22	1,350	-
Article 23	4,342	7,369
Article 25	9,139	9,139
Article 26	17,182	11,315
Article 29	6,199	-
VAT	741	674
Others	3	3
Total	92,901	89,260

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16.

TAXATION (continued)

a. Taxes payable (continued)

The computation of the estimated income tax payable / claim for tax refund for the periodsended March 31, 2014 and 2013 is as follows:

	2014	2013
Income tax expense - current, at statutory tax rates
Company
Income tax expense - current	-	-
Subsidiaries
Income tax expense - current	42,832	31,067
Income tax expense - current - net	42,832	31,067
Less prepayments of income tax of the Company
Article 22	53,954	40,329
Article 23	213	69
Total prepayments of income tax of the Company	54,167	40,398
Less prepayments of income tax of Subsidiaries
Article 23	589	630
Article 25	27,417	26,678
Total prepayments of income tax of Subsidiaries	28,006	27,308
Total prepayment of income tax	82,173	67,706
Estimated income tax payable
Subsidiaries	14,826	6,760
Net	39,341	36,639
Presented in interim consolidated statement of financial position as:
Estimated income tax payable - part of “Taxes Payable”	14,826	6,760
Claims for tax refund - part of "Other Non-current Assets - Net" (Note 13)
The Company	54,167	40,398
Subsidiaries	-	3,001
Total	54,167	43,399
Net	39,341	36,639

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16.

TAXATION (continued)

b. Income tax expense (benefit) - net

The reconciliation between profit (loss) before income tax and estimated taxable income of the Company is as follows:

	2014	2013
Profit (loss) before income tax per interim consolidated statement of
comprehensive income	993,703	(49,413)
Company's equity in Subsidiaries’ profit before income tax and reversal of inter-company consolidation eliminations	(75,229)	(61,248)
Profit (loss) before income tax of the Company	918,474	(110,661)
Positive adjustments
Depreciation - net	299,244	606,472
Accrual of employee benefits - net	54,727	-
Provision for impairment of accounts receivable - net	19,754	26,916
Employee benefits	19,462	11,180
Assessments for income taxes and VAT (including penalties)	9,553	-
Provision for termination, gratuity and compensation benefits
of employees - net	6,757	12,265
Amortization of long-term prepaid licenses	6,550	4,069
Amortization of debt and bonds issuance costs,
consent solicitation fees and discount (Notes 18 and 19)	4,504	4,780
Donations	1,542	2,105
Representation and entertainment	283	210
Gain on sale and exchange of property and equipment	65	39,128
Charges from leasing transactions	-	44,719
Provision for decline in value of inventory	-	12,426
Net periodic pension cost	-	219
Others	6,684	2,037

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16. TAXATION (continued)

b. Income tax expense (benefit) - net (continued)

	2014	2013
Negative adjustments
Gain on sale of available-for-sale investment in (Note 12a), already subjected to final tax	(413,700)	-
Charges from leasing transactions	(144,759)	-
Equity in net income of investees	(74,277)	(61,706)
Amortization of deferred gain on tower sales - net, already subjected to final tax (Note 29)	(35,263)	(35,263)
Amortization of other intangible assets	(28,058)	(32,221)
Interest income already subjected to final tax	(11,495)	(14,144)
Net periodic pension cost	(720)	-
Realization of accrual of employee benefit - net	-	(3,439)
Estimated taxable income of the Company - current period	639,327	509,092
Tax losses carry-forward at beginning of period	(783,367)	(867,137)
Tax losses carry-forward at end of period	(144,040)	(358,045)

The components of the income tax expense - netare as follows:

	2014	2013
Income tax expense - current, at statutory tax rates
Company
Income tax expense - current	-	-
Subsidiaries
Income tax expense - current	42,832	31,067
Income tax expense - current - net	42,832	31,067

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16. TAXATION (continued)

b. Income tax expense (benefit) - net (continued)

	2014	2013
Income tax expense (benefit) - deferred - effect of temporary differences enacted maximumtax rates (25% in 2014 and 2013)
Company
Utilization of tax losses carry-forward	159,832	127,273
Charges from leasing transactions	36,190	(11,180)
Equity in net income of investees	14,067	12,045
Amortization of other intangible assets	7,014	8,055
Net periodic pension cost	180	(55)
Depreciation - net	(74,811)	(151,618)
Payments (accrual) of employee benefits - net	(13,682)	860
Provisions for impairment of accounts receivable - net	(4,939)	(6,729)
Provision for termination, gratuity and compensation
benefits of employees - net	(1,689)	(3,066)
Amortization of long-term prepaid licenses	(1,637)	(1,017)
Amortization of debt and bonds issuance costs,
consent solicitation fees and discount (Notes 18 and 19)	(1,126)	(1,195)
Gain on sale and exchange of property and equipment - net	(16)	(9,782)
Others	(1,023)	(3,107)
Net	118,360	(39,516)
Subsidiaries	983	(663)
Net income tax expense (benefit) - deferred	119,343	(40,179)
Income tax expense(benefit) - net	162,175	(9,112)

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16. TAXATION (continued)

b. Income tax expense (benefit) - net (continued)

The reconciliation between the income tax expense (benefit) calculated by applying the applicable tax rate of 25% to the profit (loss) before income tax and the income tax expense (benefit) - net as shown in the interim consolidated statement of comprehensive income is as follows:

	2014	2013
Profit (loss) before income tax per interim consolidated
statement of comprehensive income	993,703	(49,413)

Income tax expense (benefit) at the applicable tax rate of 25%	248,426	(12,353)
Company’s equity in Subsidiaries’ profit before income tax
and reversal of inter-company consolidation eliminations	27,681	15,427
Tax effect on permanent differences
Employee benefits	5,433	4,199
Assessment for income taxes and VAT (including penalties)	2,501	267
Donations	385	1,013
Representation and entertainment	339	371
Gain on tower sale - net, already subjected to final tax (Note 29)	(8,816)	(8,816)
Interest income already subjected to final tax	(6,989)	(8,162)
Others	(4,659)	(2,635)
Unrecognized deferred tax asset on current fiscal loss	1,299	1,577
Gain on sale of available-for-sale investment (Note 12a), already subjected to final tax	(103,425)	-
Income tax expense (benefit) - net per interim consolidated
statement of comprehensive income	162,175	(9,112)

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16. TAXATION (continued)

c. Deferred tax assets and liabilities

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of March 31, 2014 and December 31, 2013 are as follows:

	As of March 31, 2014	As of December 31, 2013
Deferred tax assets
Accrual of employee benefits - net	317,924	302,553
Charges from leasing transactions	186,525	222,715
Allowance for impairment of accounts receivable	131,078	126,139
Allowance for impairment of investment in associated company and other long-term investment	42,469	42,469
Tax losses carry-forward	36,010	195,842
Pension cost	16,288	16,468
Others	5,116	4,093
Total	735,410	910,279

Deferred tax liabilities
Property and equipment	1,360,951	1,435,778
Investments in subsidiaries	242,518	228,451
Goodwill and other intangible assets	109,898	102,883
Long-term prepaid licenses	10,311	11,949
Deferred debt and bonds issuance costs,
consent solicitation fees and discount	3,533	4,659
Difference in transactions of equity changes in an
associated company	1,460	1,460
Total	1,728,671	1,785,180
Deferred tax liabilities - net	993,261	874,901

45 \* Arabic  \* MERGEFORMAT 45

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PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16. TAXATION (continued)

c. Deferred tax assets and liabilities (continued)

The breakdown by entity of the deferred tax assets and liabilities for the Group are:

	As of March 31, 2014		As of December 31, 2013
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
	Assets	Liabilities	Assets	Liabilities
Company	-	993,261	-	874,901
Subsidiaries
Lintasarta	80,010	-	77,860	-
IMM	14,259	-	18,197	-
APE	-	17,129	-	17,958
ISPL	-	426	-	426
Total	94,269	1,010,816	96,057	893,285

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference with respect to the recognition of depreciation on property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the allowance for impairment of receivables is realized upon the write-off of the receivables after fulfilling certain requirements under the Income Tax Law, the allowance for impairment of investments in associated company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries, goodwill and other intangible assets, long-term prepaid licenses, debt and bonds issuance costs, consent solicitation fees and discount.

As of March 31, 2014 and December 31, 2013, the aggregate amounts of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized were Rp467,065 and Rp451,447, respectively.

Realization of the deferred tax assets is dependent upon the Company and subsidiaries’ capability in generating future profitable operations. Although realization is not assured, the Company and subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it could be reduced if actual future taxable income is lower than estimates.

SMT did not recognize deferred tax asset on the losses carried-forward as it is not probable that taxable income will be available against which the tax losses carry-forward can be utilized, if SMT was able to recognize all unrecognized deferred tax assets, the profit would increase by Rp33,610.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

16. TAXATION (continued)

c. Deferred tax assets and liabilities (continued)

The tax losses carry-forward of SMT and the Company as of March 31, 2014 can be carried forward through 2019 based on the following schedule:

Year of Expiration

SMTThe CompanyTotal

2015

46,041

-

46,041

2016

22,770

-

22,770

2017

32,391

-

32,391

2018

28,044

144,040

172,084

2019

5,195

-

5,195

Total

134,441

144,040

278,481

d. Tax assessment and administration

On June 26, 2013, the Company received SKPKBs from the DGT for the Company’s 2011 income tax articles 21, 26 and 4(2) totaling Rp4,171 (including penalties), which were charged to 2013 operations as part of “Expenses - Others - Net”.

On March 24, 2014, the Company received SKPKBs from the DGT for the Company’s 2010 income tax articles 21, 22, 23, 26 and 4(2) totaling Rp5,401 (including penalties), which were charged to current operations as part of “Expenses - Others - Net”. Subsequently, on April 22 - 23, 2014, the Company paid such SKPKBs.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual annual corporate income tax return on the basis of self-assessment. Under the prevailing tax regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, this period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

On November 25, 2013, the Company submitted to the Tax Office a revised 2012 annual corporate income tax return after considering the result of tax audit on 2011 corporate income tax, which increased the estimated taxable income for the year ended December 31, 2012 and decreased the accumulated tax losses carry-forward as of December 31, 2012 by Rp163,561.

The tax audits on the Company’s corporate income tax have been completed for all fiscal years prior to 2012.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

17.

ACCRUED EXPENSES

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013
Employee benefits (Notes 22 and 30)	344,953	359,745
Network repairs and maintenance	259,369	233,392
Interest	179,327	344,019
Rental	168,773	107,898
Marketing	145,041	165,008
Internet Circuit	131,917	176,519
Dealer incentives (Note 2k)	124,511	146,355
Utilities	103,149	103,590
Universal Service Obligation (“USO”) (Note 34)	87,621	92,711
Consultancy fees	64,978	63,716
Blackberry access fee	36,070	84,914
Concession fee (Note 34)	34,753	30,667
General and administration	27,565	27,392
Others (each below Rp20,000)	78,974	171,541
Total	1,787,001	2,107,467

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

18.

LOANS PAYABLE

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013
Third parties - net*	6,633,636	6,788,634
Less current maturities - net **
Third parties	2,388,261	2,443,367
Long-term portion
Third parties	4,245,375	4,345,267

*	net of unamortized debt issuance cost and consent solicitation fees of Rp74,082 as of March 31, 2014 and Rp80,364 as ofDecember 31, 2013.
**	net of unamortized debt issuance cost and consent solicitation fees of Rp830 as of March 31, 2014 and Rp41 as of December 31, 2013

The loans from third parties consist of the following:

	As of March 31, 2014	As of December 31, 2013
AB Svensk Exportkredit ("SEK"), Sweden with Guarantee
from Exportkreditnamnden ("EKN") - net of unamortized
debt issuance cost of Rp11,100 in 2014 and Rp12,887
in 2013	1,544,731	1,784,991
BCA Revolving Time Loan - net of unamortized
debt issuance cost of Rp830 in 2014 and Rp41 in 2013	1,499,170	1,499,959
Hongkong and Shanghai Bank Corporation (“HSBC”) France - net
of unamortized debt issuance cost and consent solicitation fees
of Rp58,348 in 2014 and Rp63,235 in 2013	1,204,789	1,409,586
BCA Investment Credit Facility - net of unamortized debt
issuance cost of Rp1,470 in 2014 and Rp1,558 in 2013	998,531	998,442
Bank Sumitomo Mitsui Indonesia ("BSMI")
Revolving Time Loan - net of unamortized debt
issuance cost of Rp565 in 2014 and Rp645 in 2013	649,435	649,355
PT Indonesia Infrastructure Finance (“IIF”) andPT Sarana Multi Infrastruktur (“SMI”) Revolving Time Loan - net of unamortized debt issuance cost of Rp999 in 2014 and Rp1,096 in 2013	599,001	298,904
9-Year Commercial Loan - net of unamortized
debt issuance cost and consent solicitation fees
of Rp770 in 2014 and Rp902 in 2013	137,979	147,397
Total	6,633,636	6,788,634
Less current maturities (net of unamortized debt
issuance costs and consent solicitation fees
totaling Rp830 in 2014 and Rp41 in 2013)	2,388,261	2,443,367
Long-term portion	4,245,375	4,345,267

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

18. LOANS PAYABLE (continued)

The details of the loans from the related party and third parties are as follows:

Counterparties		Loan Type		Maturity	Amount	Interest		Remarks on Repayment and Others
Structure
a.	SEK Sweden	▪	Credit facilities	May 31, 2016	US$315,000	▪	Facility A:	▪	Permitted only in
	with Guarantee		consisting of	for Facility A,			Margin of		proportionate amount
	from EKN		Facilities A, B and	February 28,			0.25% London		for each of Facilities A,
			C with maximum	2017 for			Inter-Bank		B and C, after the last
			amounts of	Facility B and			Offered Rate		day of the availability
			US$100,000,	November 30,			("LIBOR"), SEK		period and on a
			US$155,000 and	2017 for			Funding Cost		repayment date subject
			US$60,000,	Facility C			of 1.05% and		to 20 days’ prior written
			respectively				EKN		notice
		▪	Loan drawdowns				Premium	▪	In minimum amount of
			are payable semi-				Margin of		US$5,000 and in an
			annually				1.57%		amount divisible by
						▪	Facility B:		US$500
							Margin of	▪	Any repayment shall
							0.05%,		satisfy the obligation
							Commercial		of loan repayment in
							Interest		inverse chronological
							Reference		order
							Rate	▪	On June 18, 2012, the
							(“CIRR”) and		Company amended its
							EKN		credit facility agreement
							Premium		with HSBC Bank Plc,
							Margin of		as facility agent. The
							1.61%		amendment included
						▪	Facility C:		changes in definition of
							Margin of		certain terms related to
							0.05%, CIRR		sale of asset
							and EKN		transactions (Note 29).
Premium
Margin of 1.59%
						▪	Payable
semi-
annually

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

18. LOANS PAYABLE (continued)

Counterparties		Loan Type	Maturity	Amount	Interest		Remarks on Repayment and Others
Structure
b.	BCA	▪ Revolving time loan	February 10,	Rp1,500,000	▪	JIBOR +	▪	Permitted subject to 1
		with maximum amount	2015			1.4% p.a.		day prior written notice.
		of Rp1,000,000				However,		The Company may repay
		▪ Each drawdown				starting		the whole or any part of
		matures 1 month from				December		the loan.
		the drawdown date.				1, 2011,	▪	On June 11, 2012, the
		Subsequently, on				JIBOR +		Company obtained the
		August 9, 2011, the				1.25% p.a.,		consent letter from BCA
		Company obtained an				starting		for the sale of asset
		approval from BCA to				July 26, 2013,		transaction (Note 29).
		amend the maturity				JIBOR +	▪	On December 19, 2012,
		date of each drawdown				1.5% p.a.,		the Company amended
		to become at the latest				starting		its credit facility
		on February 10, 2014.				August 26,		agreement with BCA.
		▪ On December 1, 2011,				2013, JIBOR +		The amendment included
		the facility amount was				1.75% p.a.,		changes in definition of
		increased to				starting		certain terms related to
		Rp1,500,000				December 26,		sale of asset transaction
		and the interest rate				2013, JIBOR +		(Note 29).
		was changed.				2.00% p.a.,
		▪ On February 25, 2014				starting
		the Company obtained				February 28,
		the approval from BCA				2014, JIBOR +
		to amend the maturity				2,25% p.a.
		date of each drawdown			▪	Payable
		to become at the latest				monthly
February 10, 2015 (Note 38d)

c.	HSBC	▪ 12 year - COFACE	September	US$157,243	▪	5.69% p.a.	▪	Permitted with a
	France	term facility	30, 2019		▪	Payable		corresponding
		▪ Payable in twenty				semi-		proportionate voluntary
		semi-annual				annually		prepayment under the
		installments						SINOSURE Facility
after the last day of the
availability period and
on a repayment date
subject to 30 days’ prior
written notice
							▪	In minimum amount of
US$10,000 and in an
amount divisible by
US$1,000
							▪	Any repayment shall
satisfy the obligation of
loan repayment in
inverse chronological
order
							▪	On June 18, 2012, the
Company amended its
COFACE credit facility
agreement with HSBC
France, as facility
agent. The amendment
included changes in
definition of certain
terms related to sale of
asset transactions
(Note 29).

18. LOANS PAYABLE (continued)

Counterparties		Loan Type		Maturity	Amount	Interest		Remarks on Repayment and Others
Structure
c.	HSBC	▪	12 year -	September 30,	US$44,200	▪	USD LIBOR	▪	Permitted with a
	France		SINOSURE term	2019			+ 0.35% p.a.		corresponding
	(continued)		facility			▪	Payable		proportionate voluntary
		▪	Payable in twenty				semi-		prepayment under the
			semi-annual				annually		COFACE Facility after
			installments						the last day of the
availability period and
on a repayment date
subject to 30 days’ prior
written notice
								▪	In minimum amount of
US$10,000 and in an
amount divisible by
US$1,000
								▪	Any repayment shall
satisfy the obligation of
loan repayment in
inverse chronological
order.
								▪	On July 23, 2012, the
Company amended its
SINOSURE credit
facility agreement with
HSBC France, as
facility agent. The
amendment included
changes in definition of
certain terms related to
sale of asset transaction
(Notes 29).
d.	BCA	▪	5-year investment	December 12,	Rp1,000,000	▪	8.70% p.a.	▪	The Company may repay
			credit facility	2018		▪	However,		the whole or any part of
		▪	Payable annually				starting		the loan without penalty if
							August 26,		the repayment is made on
							2013, 9.00%		interest payment date and
							p.a. and		subject to 5 days’ prior
							starting		written notice
September 26,
2013, 9,25% p.a., starting
December 26,
2013, 9.50%
p.a., starting
February 28,
2014, 9.75%
p.a.
						▪	Payable quarterly
e.	BSMI	▪	Revolving time	December 31,	Rp650,000	▪	JIBOR +	▪	Permitted subject to 5
			loan with maximum	2015			1.25% p.a.		days’ prior written notice,
			amount of			▪	Payable		the Company may
			Rp650,000				monthly,		repay the whole or any
		▪	Each drawdown				quarterly or		part of the loan.
			matures at the maximum				semi-annually
of 36 months from the
drawdown
date, but not exceeding
December 31, 2015.
f.	IIF & SMI	▪	Syndicated revolving	October 18,	Rp750,000	▪	JIBOR +	▪	Permitted subject to 5
			time loan with	2016			2.25% p.a.		days’ prior written notice,
			maximum amount			▪	Payable		the Company may
			of Rp750,000				quarterly or		repay the whole or any
		▪	Each drawdown matures				semi-annually		part of the loan.
at the maximum of
36 months from the
drawdown date, but
not exceeding
October 18, 2016

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

18. LOANS PAYABLE (continued)

Counterparties		Loan Type		Maturity	Amount	Interest		Remarks on Repayment and Others
Structure
g.	HSBC	▪	9-year unsecured	November 28,	US$27,037	▪	USD LIBOR	▪	Permitted only on each
	Jakarta		commercial facility	2016			+ 1.45% p.a.		repayment date after
	Branch,	▪	Payable in fifteen			▪	Payable		the first repayment date
	CIMB Niaga		semi-annual				semi-		subject to 30 days’ prior
	and Bank of		payments after				annually		written notice
	China Limited		24 months from the					▪	In minimum amount of
	Jakarta		date of loan						US$5,000 and in an
	Branch		agreement. For the						amount divisible by
			1st five installments:						US$1,000
			US$1,351.85 each;					▪	Any prepayment shall
			and US$2,027.78						satisfy the obligation of
			each for the						loan repayment
			remaining						proportionately.
			installments					▪	On June 20, 2012, the
			thereafter						Company amended its
credit facility agreement
with HSBC Ltd, as
facility agent. The
amendment included
changes in definition of
certain terms related to
sale of asset transaction
(Note 29).

The future schedule principal payments of all the loans payable as of March 31, 2014 are as follows:

	Twelve months ending March 31,
					2019 and
	2015	2016	2017	2018	thereafter	Total
In rupiah
BCA - revolving
time loan	1,500,000	-	-	-	-	1,500,000
BCA - investment credit facility	100,000	100,000	150,000	150,000	500,000	1,000,000
BSMI - revolving
time loan	-	650,000	-	-	-	650,000
IIF & SMI - revolving time loan	-	-	600,000	-	-	600,000
Sub-total	1,600,000	750,000	750,000	150,000	500,000	3,750,000
In U.S. dollar
SEK, Sweden
(US$136,428.57)	513,180	513,180	431,723	97,749	-	1,555,832
HSBC France
(US$110,762.68)	229,661	229,661	229,661	229,661	344,494	1,263,138
9-Year Commercial
Facility
(US$12,166.65)	46,249	46,249	46,250	-	-	138,748
Sub-total	789,090	789,090	707,634	327,410	344,494	2,957,718
Total	2,389,090	1,539,090	1,457,634	477,410	844,494	6,707,718
Less:
-	unamortized debt issuance costs and consent solicitation fees					(74,082)
Net						6,633,636

18.

LOANS PAYABLE (continued)

All loans are neither collateralized by any specific Group assets nor guaranteed by other parties.

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the three-month periods ended March 31, 2014 and 2013 amounted to Rp8,546 and Rp11,966, respectively (Note  28).

As of March 31, 2014 and December 31, 2013, the Group has complied with all financial ratios required to be maintained under the loan agreements.

19. BONDS PAYABLE

This account consists of the following:

	As of March 31, 2014	As of December 31, 2013
a. Guaranteed Notes Due 2020 - net of unamortized
notes issuance cost of Rp62,118 in 2014 and
Rp64,407 in 2013 and discount of Rp19,336 in 2014
and Rp20,100 in 2013	7,331,146	7,838,343
b. Eighth Indosat Bonds in Year 2012 with Fixed Rates
- net of unamortized bonds issuance cost and
consent solicitation fees of Rp7,490 in 2014
and Rp7,696 in 2013	2,692,510	2,692,304
c. Fifth Indosat Bonds in Year 2007 with Fixed Rates
- net of unamortized bonds issuance cost and
consent solicitation fees of Rp4,015 in 2014 and
Rp4,657 in 2013	2,595,985	2,595,343
d. Seventh Indosat Bonds in Year 2009 with Fixed Rates
- net of unamortized bonds issuance cost of
Rp1,981 in 2014 and Rp2,292 in 2013	1,298,019	1,297,708
e. Indosat Sukuk Ijarah II in Year 2007 - net of
unamortized bonds issuance cost and consent
solicitation fees of Rp85 in 2014 and Rp214 in 2013	399,915	399,786
f. Sixth Indosat Bonds in Year 2008 with Fixed Rates
- net of unamortized bonds issuance cost and
consent solicitation fees of Rp548 in 2014 and
Rp673 in 2013	319,452	319,327
g. Indosat Sukuk Ijarah V in Year 2012 - net of
unamortized bonds issuance cost and consent
solicitation fees of Rp789 in 2014 and Rp818 in 2013	299,211	299,182
h. Indosat Sukuk Ijarah IV in Year 2009 - net of
unamortized bonds issuance cost and consent
solicitation fees of Rp436 in 2014 and Rp476 in 2013	199,564	199,524

Total bonds payable	15,135,802	15,641,517

Less current maturities (net of unamortized bonds
issuance cost and consent solicitation fees totaling
Rp957 in 2014 and Rp1,690 in 2013)	2,357,043	2,356,310

Long-term portion	12,778,759	13,285,207

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

19. BONDS PAYABLE (continued)

Bond		Nominal	Interest		Maturity	Remarks
Amount
a.	Guaranteed	US$650,000	▪	7.375% p.a.	July 29, 2020	The notes are redeemable at the option of IPBV:
	Notes Due 2020		▪	Payable semi-annually
▪

Prior to July 29, 2013, the Issuer mayredeem up to a maximum of 35% of theoriginal aggregate Notes issued with the proceeds of one or more PublicOfferings at a redemption price equal to107.375% of the principal amount.

▪

Prior to July 29, 2015, the Issuer will beentitled at its option to redeem all or anyportion of the Notes at a redemptionprice equal to 100% of the principalamount  of the Notes plus the ApplicablePremium.

						▪	On and after July 29, 2015, the issuermay redeem the Notes in whole or inpart at any time and from time to time atthe certain redemption prices.

▪

At any time, upon not less than 30days’ nor more than 60 days’ priornotice, the Issuer may redeem the Notesat a price equal to 100% of the principalamount thereof, plus any accrued andunpaid interest to (but not including) theredemption date and any additionalamounts, in the event of certain changesaffecting withholding taxes in Indonesiaand the Netherlands.

						▪	Upon a change in control of IPBV,the holder of the notes has the right torequire IPBV to repurchase all or anypart of such holder’s notes.

▪

Based on latest rating reports (releasedin February andMarch 2014,the notes have BB+ (stable outlook) andBa1 (stable outlook) ratings from Standard &Poor’s (“S&P”)and Moody’s InvestorsService (“Moody’s”),respectively.

						▪	Based on the latest rating report from Fitch Ratings (“Fitch”), which was released in June 2013, the notes have BBB (stable outlook) rating (Note 38b).
b. Eighth Indosat Bonds in Year 2012
	▪ Series A	Rp1,200,000	▪	8.625% p.a.	June 27, 2019	▪	The Company can buy back part or all ofthe bonds, after the 1st anniversary ofthe bonds, at market price temporarily oras an early settlement.
			▪	Payable quarterly
	▪ Series B	Rp1,500,000	▪	8.875% p.a.	June 27, 2022
			▪	Payable quarterly
						▪	Based on the latest rating report releasedin March 2014, the bonds have idAA+ rating from PT Pemeringkat EfekIndonesia (“Pefindo”).

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

19. BONDS PAYABLE (continued)

Bond		Nominal	Interest		Maturity	Remarks
Amount
c. Fifth Indosat Bonds in Year 2007
	▪ Series A	Rp1,230,000	▪	10.20% p.a.	May 29, 2014	▪ The Company can buy back part or all ofthe bonds, after the 1st anniversary ofthe bonds, at market price temporarily oras an early settlement.
			▪	Payable quarterly
	▪ Series B	Rp1,370,000	▪	10.65% p.a.	May 29, 2017
			▪	Payable quarterly
					▪	Based on the latest rating report releasedin March 2014, the bonds have idAA+rating from Pefindo.

d. Seventh Indosat Bonds in Year 2009
	▪ Series A	Rp700,000	▪	11.25% p.a.	December 8,	▪ The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.
			▪	Payable quarterly	2014

	▪ Series B	Rp600,000	▪	11.75% p.a.	December 8,
			▪	Payable quarterly	2016	▪ Based on the latest rating report released in March 2014, the bonds have idAA+ rating from Pefindo.

e. Indosat Sukuk Ijarah II in Year 2007 ("Sukuk Ijarah II")		Rp400,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totaling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.		May 29, 2014

▪ The Company can buy back part or all of the   bonds, after the 1st anniversary of the bonds, at market price.

▪ Based on the latest rating report released

in March 2014, the bonds have idAA+(sy)

rating from Pefindo.

f.	Sixth Indosat Bonds in Year 2008
	▪ Series A	Rp760,000	▪	10.25% p.a.	April 9, 2013

▪ The Company had the option to buy back

   part or all of the bonds after the 1st

   anniversary of the bonds, at market price

   temporarily or as an early settlement.

▪ Based on the latest rating report released in

March 2014, the Series B bonds have idAA + rating from Pefindo.

			▪	Paid quarterly
	▪ Series B	Rp320,000	▪	10.80% p.a.	April 9, 2015
			▪	Payable quarterly

▪ On April 9, 2013, the Company paid the series A bonds in full.

19. BONDS PAYABLE (continued)

Bond		Nominal	Interest		Maturity	Remarks
Amount
g.	Indosat	Rp300,000	▪	Bondholders are entitled to annual	June 27, 2019	▪	The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.
	Sukuk Ijarah V in year 2012 (“Sukuk Ijarah V”)			fixed Ijarah return (“Cicilan Imbalan Ijarah”) totaling Rp25,875, payable on quarterly basis starting September 27, 2012 up to June 27, 2019.
						▪	Based on the latest rating report released in March 2014, the bonds have idAA(sy)rating from Pefindo, respectively.

h. Indosat Sukuk Ijarah IV in Year 2009 ("Sukuk Ijarah IV")
	▪ Series A	Rp28,000	▪	Bondholders are entitled to annual	December 8,	▪	The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.
				fixed ijarah return (“Cicilan Imbalan Ijarah”) totaling Rp3,150, payable on a quarterly basis starting March 8,	2014
				2010 up to December 8, 2014.		▪	Based on the latest rating report released in March 2014, the bonds have idAA+(sy) rating from Pefindo.
	▪ Series B	Rp172,000	▪	Bondholders are entitled to annual	December 8,
				fixed ijarah return (“Cicilan Imbalan	2016
Ijarah”) totaling Rp20,210, paid on
a quarterly basis starting March 8,
2010 up to December 8, 2016.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

19. BONDS PAYABLE (continued)

The future scheduled principal payments of all the bonds payable outstanding as of March 31, 2014 are as follows:

	Twelve months ending March 31,
					2019 and
	2015	2016	2017	2018	thereafter *	Total
In U.S. dollar
Guaranteed Notes
Due 2020*
(US$650,000)	-	-	-	-	7,412,600	7,412,600
In Rupiah
Eighth Indosat Bonds*	-	-	-	-	2,700,000	2,700,000
Fifth Indosat Bonds*	1,230,000	-	-	1,370,000	-	2,600,000
Seventh Indosat Bonds*	700,000	-	600,000	-	-	1,300,000
Sukuk Ijarah II*	400,000	-	-	-	-	400,000
Sixth Indosat Bonds*	-	320,000	-	-	-	320,000
Sukuk Ijarah V*	-	-	-	-	300,000	300,000
Sukuk Ijarah IV*	28,000	-	172,000	-	-	200,000
Sub-total	2,358,000	320,000	772,000	1,370,000	3,000,000	7,820,000
Total	2,358,000	320,000	772,000	1,370,000	10,412,600	15,232,600
Less:
-	unamortized notes issuance cost					(62,118)
-	unamortized notes discount					(19,336)
-	unamortized bonds issuance cost and consent solicitation fees					(15,344)
Net						15,135,802

*

Refer to previous discussion on early repayment options for each bond/note.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

19. BONDS PAYABLE (continued)

All bonds are neither collateralized by any specific Group assets nor guaranteed by other parties. All of the Group’s assetsare used as pari-passu security to all of the Group’s other liabilities including the bonds.

On June 5, 2012, the Company and IPBV entered into a supplemental indenture with Bank of New York Mellon, as a trustee, for the IPBV Guaranteed Notes Due 2020 based on the consent letter received on May 21, 2012 representing 93.21% of the noteholders. The supplemental indenture included the amendment of certain definition under the previous Guaranteed Notes Due 2020 indentures and the approval for the sale of asset transaction  (Note 29).

On June 8, 2012, the Company received the consent letter from BRI, as a trustee, for the Eighth Indosat Bonds, Seventh Indosat Bonds, Sixth Indosat Bonds, Fifth Indosat Bonds, Second Indosat Bonds and Sukuk Ijarah V, IV, III and II regarding the Company’s sale of asset transaction (Note 29).

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the three-month periodsended March 31, 2014 and 2013amounted to Rp4,535 and Rp5,096, respectively (Note 28).

As of  March 31, 2014 and December 31, 2013, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20. DERIVATIVES

The Company entered into several swap and forward contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of                   March 31, 2014 and December 31, 2013:

Fair Value (Rp)

		Notional	As of March 31, 2014		As of December 31, 2013
		Amount	Receivable	Payable	Receivable	Payable
(US$)
Cross Currency Swap Contracts:
a.	Standard Chartered
	(“StandChart”)(1)	25,000	-	-	-	-
b.	StandChart(3)	25,000	-	-	-	-
c.	StandChart(4)	25,000	-	-	-	-
d.	MLIB(2)	25,000 with
		decreasing amount	-	-	-	-
e.	DBS(2)	25,000 with
		decreasing amount	-	-	-	-
f.	HSBC, Jakarta Branch(8)	10,000	-	-	-	-
g.	Barclays Bank PLC (“Barclays”)(8)	14,500	-	-	-	-
h.	HSBC, Jakarta Branch(9)	14,000	-	-	-	-
i.	HSBC, Jakarta Branch(10)	11,000	-	-	-	-
j.	DBS	12,000	2,874	-	-	-
Sub-total			2,874	-	-	-
Interest Rate Swap Contracts:
k.	HSBC, Jakarta Branch	27,037 with
		decreasing amount	-	7,692	-	8,110
l.	HSBC, Jakarta Branch	44,200 with
		decreasing amount	-	22,293	-	28,793
m.	GSI(11)	100,000	-	-	-	-
n.	DBS(11)	25,000 with
		decreasing amount	-	-	-	-
o.	DBS(12)	25,000 with
		decreasing amount	-	-	-	-
p.	Bank of Tokyo MUFJ (“BTMUFJ”) (13)	25,000 with
	decreasing amount		-	-	-	-
q.	BTMUFJ(13)	25,000 with
		decreasing amount	-	-	-	-
r.	BTMUFJ(13)	25,000 with
		decreasing amount	-	-	-	-
s.	StandChart(13)	40,000 with
		decreasing amount	-	-	-	-
t.	DBS(6)	26,000 with
		decreasing amount	-	-	-	-
u.	DBS(7)	26,000 with
		decreasing amount	-	-	-	-
v.	BTMUFJ (5)	36,500 with
		decreasing amount	-	-	-	-
Sub-total			-	29,985	-	36,903

(1)

contract entered into in January 2006 and settled in June 2012

(2)

In June 2013, December 2012 andJune 2012, the Company used the option to exercise US$8,750 in June 2013, US$2,000 in December 2012 and US$2,000 in June 2012 of the contract amount.

(3)

contract entered into in March 2006 and settled in June 2012

(4)

contract entered into in May 2006 and settled in June 2012

(5)

contract entered into in March 2009 and settled in June 2012

(6)

contract entered into in December 2008 and settled in December 2012

(7)

contract entered into in January 2009 and settled in December 2012

(8)

contract entered into in August 2012 and settled in January 2013

(9)

contract entered into in August 2012 and settled in February 2013

(10)

contract entered into in August 2012 and settled in March 2013

(11)

contract entered into in September 2008 and settled in June 2013

(12)

contract entered into in October 2008 and settled in June 2013

(13)     contract entered into in December 2008 and settled in June 2013

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20. DERIVATIVES (continued)

			Fair Value (Rp)

		Notional	As of March 31, 2014		As of December 31, 2013
		Amount	Receivable	Payable	Receivable	Payable
		(US$)
Currency Forward Contracts:
w.	ING	23,000	-	-	-	-
x.	GSI	13,000	-	-	-	-
y.	BNP Paribas	20,000	-	-	-	-
z.	Barclays	20,000	-	-	-	-
aa.	BNP Paribas	20,000	-	-	-	-
ab.	JP Morgan	20,000	-	-	-	-
ac.	ING	15,000	-	-	-	-
ad.	Barclays	15,000	-	-	-	-
ae.	DBS	15,000	-	-	-	-
af.	DBS	20,000	-	-	-	-
ag.	JP Morgan	25,000	-	-	-	-
ah.	DBS	15,000	-	-	-	-
ai.	Barclays	26,000	-	-	-	-
aj.	JP Morgan	30,000	-	-	-	-
ak.	BNP Paribas	25,000	-	-	-	-
al.	ING	15,000	-	-	-	-
am.	StandChart	12,000	-	-	-	-
an.	BTMU Singapore	13,000	-	-	-	-
ao.	BNP Paribas	11,000	-	-	-	-
ap.	ING	28,000	-	-	-	-
aq.	BTMU Singapore	20,000	-	-	-	-
ar.	BTMU Singapore	10,000	-	-	-	-
as.	BTMU Singapore	13,000	-	-	-	-
at.	DBS	20,000	-	-	-	-
au.	DBS	20,000	-	-	-	-
av.	Barclays	10,000	-	-	-	-
aw.	StandChart	15,000	-	-	-	-
ax.	CIMB Niaga	15,000	-	-	-	-
ay.	JP Morgan	10,000	-	-	-	-
az.	StandChart	20,000	-	-	-	-
ba.	DBS	18,000	-	-	-	-
bb.	BNP Paribas	20,000	-	-	-	-
bc.	Barclays	20,000	-	-	-	-
bd.	ING	20,000	-	-	-	-
be.	Natixis	15,000	-	-	-	-
bf.	JP Morgan	15,000	-	-	-	-
bg.	JP Morgan	10,000	-	-	-	-
bh.	JP Morgan	15,000	-	-	-	-
bi.	CIMB Niaga	9,750	-	-	-	-
bj.	BNP Paribas	12,000	-	-	-	-
bk.	Barclays	25,000	-	-	-	-
bl.	CIMB Niaga	20,000	-	-	-	-
bm.	CIMB Niaga	20,000	-	-	-	-
bn.	BNP Paribas	25,000	-	-	-	-
bo.	DBS	20,000	-	-	-	-
bp.	Danareksa	10,000	-	-	-	-
bq.	Merril Lynch	12,000	-	-	-	-
br.	Merril Lynch	14,500	-	-	-	-
bs.	Merril Lynch	12,000	-	-	-	-
bt.	DBS	25,000	-	-	-	-
bu.	Standchart	12,000	-	-	-	-
bv.	BTMU	12,000	-	-	-	-
bw.	DBS	12,500	-	-	-	-
bx.	Danareksa	9,500	-	-	-	-
by.	CIMB Niaga	11,000	-	-	-	-
bz.	CIMB Niaga	21,000	-	-	-	-
ca.	Standchart	15,000	-	-	-	-
cb.	CIMB Niaga	12,000	-	-	22,692	-
cc.	CIMB Niaga	12,000	-	-	22,728	-
cd.	BTMU	10,000	-	-	-	-
ce.	DBS	5,000	-	-	-	-
cf.	Merrill Lynch	13,000	-	-	-	-
cg.	CIMB Niaga	9,500	-	-	-	-
ch.	Barclays	14,000	-	-	-	-

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20. DERIVATIVES (continued)

			Fair Value (Rp)

		Notional	As of March 31, 2014		As of December 31, 2013
		Amount	Receivable	Payable	Receivable	Payable
		(US$)
ci.	BNP Paribas	9,500	-	-	-	-
cj.	BNP Paribas	10,000	-	-	4,944	-
ck.	Barclays	10,000	-	-	5,154	-
cl.	BTMU	10,000	-	-	5,060	-
cm.	Barclays	10,000	-	-	5,355	-
cn.	BTMU	10,000	-	-	5,200	-
co.	BNP Paribas	10,000	-	-	10,142	-
cp.	Barclays	10,000	-	-	-	-
cq.	JP Morgan	10,000	-	-	-	-
cr.	BTMU	10,000	-	-	-	-
cs.	ING	10,000	-	-	6,829	-
ct.	Barclays	10,000	-	-	7,164	-
cu.	DBS	10,000	-	-	7,480	-
cv.	ING	10,000	-	-	9,044	-
cw.	ING	10,000	-	-	9,718	-
cx.	JP Morgan	10,000	-	-	10,032	-
cy.	DBS	10,000	-	-	11,667	-
cz.	BTMU	10,000	-	-	7,108	-
da.	DBS	10,000	-	-	6,521	-
db.	BTMU	10,000	-	-	7,637	-
dc.	BNP Paribas	10,000	-	-	7,732	-
dd.	Barclays	10,000	-	-	5,575	-
de.	BNP Paribas	10,000	-	-	2,798	-
df.	ING	10,000	-	-	7,907	-
dg.	DBS	10,000	-	-	3,134	-
dh.	DBS	10,000	-	-	3,948	-
di.	Barclays	15,000	-	-	-	-
dj.	BTMU	15,000	-	-	-	-
dk.	JP Morgan	15,000	-	8,787	-	-
dl.	BNP Paribas	15,000	-	-	-	-
dm.	BTMU	15,000	-	-	-	-
dn.	Barclays	15,000	-	11,814	-	-
do.	ING	15,000	-	11,715	-	-
dp.	BNP Paribas	15,000	-	13,376	-	-
dq.	BTMU	15,000	-	10,410	-	-
dr.	ING	15,000	-	12,109	-	-
ds.	DBS	20,000	-	15,363	-	-
dt.	ING	15,000	-	10,740	-	-
du.	JP Morgan	20,000	-	13,553	-	-
dv.	Barclays	20,000	-	15,579	-	-
dw.	DBS	20,000	-	14,202	-	-
dx.	BNP Paribas	20,000	-	13,725	-	-
dy.	JP Morgan	20,000	-	4,406	-	-
dz.	BTMU	20,000	-	6,543	-	-
ea.	ING	20,000	-	9,312	-	-
eb.	BNP Paribas	20,000	-	8,877	-	-
ec.	Barclays	20,000	-	9,460	-	-
ed.	DBS	20,000	-	8,024	-	-
ee.	DBS	20,000	-	8,164	-	-
ef.	BNP Paribas	20,000	-	7,357	-	-
eg.	JP Morgan	20,000	-	6,490	-	-
eh.	BTMU	20,000	-	3,240	-	-
ei.	ING	20,000	-	4,080	-	-
ej.	BNP Paribas	20,000	-	276	-	-

Sub-total			-	227,602	195,569	-
Total			2,874	257,587	195,569	36,903

20. DERIVATIVES (continued)

The net changes in fair value of the swap contracts, currency forward contracts and embedded derivative, swap income or cost, termination income or cost and settlement of derivative instruments totaling (Rp282,190) and (Rp46,811) for the three-month periods ended March 31, 2014 and 2013, respectively, were charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented in profit or loss.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-	Contract Period and	Annual Swap Premium Rate	Swap Premiun Payment Date	Amount of Swap
Premium Paid /
	parties	Swap Amount			Amortized (Rp)
					2014	2013
a.	StandChart(1)	January 11, 2006 - June 22, 2012	4.78% of US$25,000	Every June 22	-	-
		Swap Rp236,250 for US$25,000		and
December 22
b.	StandChart(2)	March 15, 2006 - June 22, 2012	3.75% of US$25,000	Every June 22	-	-
		Swap Rp228,550 for US$25,000		and
December 22
c.	StandChart(3)	May 12, 2006 - June 22, 2012	3.45% of US$25,000	Every June 22	-	-
		Swap Rp217,500 for US$25,000		and
December 22
d.	MLIB(4)	September 2, 2008 - June 12, 2013.	4.10% of US$25,000 up to	Every June 12	-	-
		The Company will receive the following:	June 12, 2011 and 4.10% of	and
		• zero amount if the IDR/USD spot rate at	decreasing U.S. dollar amount as	December 12
		termination date is less than or equal to	arranged in the contract up to
		Rp8,800 to US$1 (in full amounts)	June 12, 2013
• certain U.S. dollar amount as arranged in the
contract multiplied by (IDR/USD spot rate -
Rp8,800) (in full amount) divided by IDR/USD
spot rate if the IDR/USD spot rate at
termination date is greater than Rp8,800 but is
less than or equal to Rp12,000 to US$1 (in full
amounts)
• certain U.S. dollar amount as arranged in the
contract multiplied by (Rp3,200 [in full amount]
divided by IDR/USD spot rate) if the IDR/USD
spot rate at termination date is greater than
Rp12,000 to US$1 (in full amounts)
e.	DBS(5)	September 10, 2008 - June 12, 2013.	3.945% of US$25,000 up to	Every June 12	-	-
		The Company will receive the	June 12, 2011 and 3.945% of	and
		following:	decreasing U.S. dollar amount as	December 12
		• zero amount if the IDR/USD spot	arranged in the contract up to
		rate at the scheduled settlement	June 12, 2013
date is at or less than Rp8,800 to
US$1 (in full amounts)
• certain U.S. dollar amount which is
equal to U.S. dollar amount at
scheduled settlement date
multiplied by (IDR/USD spot rate -
Rp8,800) (in full amount) divided by
IDR/USD spot rate if the IDR/USD
spot rate at settlement date is
greater than Rp8,800 and is at or
less than Rp12,000 to US$1 (in full
amounts)
• certain U.S. dollar amount which is
equal to U.S. dollar amount at
scheduled settlement date
multiplied by (Rp12,000 - Rp8,800)
(in full amounts) divided by
IDR/USD spot rate if the IDR/USD
spot rate at settlement date is
greater than Rp12,000 to US$1 (in
full amounts)

(1)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp575.

(2)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp8,275.

(3)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp19,325.

    (4)

On June 12, 2013, December 12, 2012 and June 13, 2012, the Company used the option to exercise US$8,750, US$2,000 and US$2,000 of the contract amount, and received settlement gain from the exercise amounting to US$1,055 or equivalent to Rp10,482 on June 12, 2013, US$186 or equivalent to Rp1,793 on December 12, 2012 and US$140 or equivalent to Rp1,325 on June 13, 2012.

(5)

On June 12, 2013, December 12, 2012 and June 12, 2012, the Company used the option to exercise US$8,750, US$2,000 and US$2,000 of the contract amount, and received settlement gain from the exercise amounting to US$1,055 or equivalent to Rp10,482 on June 12, 2013, US$186 or equivalent to Rp1,793 on December 12, 2012 and US$140 or equivalent to Rp1,324 on June 12, 2012.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20. DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-	Contract Period and	Annual Swap Premium Rate	Swap	Amount of Swap Premium Paid /
				Premium	Amortized (Rp)
	parties	Swap Amount		Payment Date	2014	2013
f.	HSBC(6)	August 23, 2012 - January 23, 2013	3.00% of US$10,000	Upfront	-	429
		Swap Rp96,000 for US$10,000		premium of
				US$300
				(equivalent to
				Rp2,851)
				which was fully
				paid on August 27,
				2012. The
				premium is
				amortized over
				the contract
				period.
g.	Barclays(7)	August 23, 2012 - January 23, 2013	2.94% of US$14,500	Upfront	-	609
		Swap Rp139,200 for US$14,500		premium of
				US$426
				(equivalent to
				Rp4,052)
				which was fully
				paid on August 27,
				2012. The
				premium is
				amortized over
				the contract
				period.
h.	HSBC(8)	August 23, 2012 - February 25, 2013	3.20% of US$14,000	Upfront	-	1,282
		Swap Rp134,400 for US$14,000		premium of
				US$448
				(equivalent to
				Rp4,258)
				which was fully
				paid on August 27,
				2012. The
				premium is
				amortized over
				the contract
				period.
i.	HSBC(9)	August 23, 2012 - March 25, 2013	3.70% of US$11,000	Upfront	-	1,518
		Swap Rp105,600 for US$11,000		premium of
				US$407
				(equivalent to
				Rp3,868)
				which was fully
				paid on August 27,
				2012. The
				premium is
				amortized over
				the contract
				period.
j.	DBS	March 17, 2014 - September 23, 2014	2.30% of US$12,000	Upfront	229	-
		Swap Rp144,000 for US$12,000		premium of
				US$276
				(equivalent to
				Rp3,111)
				which was fully
				paid on March 19,
				2014. The
				premium is
				amortized over
				the contract
				period.
			Total		229	3,838

(6)

On January 25, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp430.

(7)

On February 8, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp2,204.

(8)

On February 27, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp1,176.

(9)

On March 27, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp1,375.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20. DERIVATIVES (continued)

Interest Rate Swap Contracts

No.	Counter-	Contract Period	Annual Interest Swap Rate	Swap Income	Amount of Swap Expense
				(Expense) Receipt	Paid (Rp)
	parties			(Payment) Date	2014	2013
k.	HSBC	April 23, 2008 -	5.42% of US$27,037, the notional	Every April 1 and October 1 up to	-	-
		November 27, 2016	amount of which will decrease based on	October 2009, and every May 27 and
			predetermined schedule, in exchange for	November 27 up to termination date
6-month U.S. dollar LIBOR plus 1.45% per annum
l.	HSBC	April 23, 2008 -	4.82% of US$44,200, the notional	Every January 28 and July 28 up to	6,294	5,766
		September 29, 2019	amount of which will decrease based on	July 2009, and every March 29 and
			predetermined schedule, in exchange for	September 29 up to termination date
U.S. dollar LIBOR plus 0.35% per annum
m.	GSI(12)	September 2, 2008 -	(8.10% - underlyer return) of	Every June 10 and December 10	-	-
		June 12, 2013	US$100,000 per annum, in exchange for	up to June 2011, and every
			6-month U.S. dollar LIBOR plus 1.85% per annum	June 12 and December 12 up to
termination date
n.	DBS(13)	September 5, 2008 -	5.625% of US$25,000 per annum, in	Every June 10 and December 10 up to	-	-
		June 12, 2013	exchange for 6-month U.S. dollar LIBOR	December 2010, and every June 12
			plus 1.85% per annum	and December 12 up to
termination date
o.	DBS(14)	October 23, 2008 -	5.28% of US$25,000, the notional	Every March 25 and	-	-
		June 12, 2013	amount of which will decrease based on	September 25 up to March
			predetermined schedule, in exchange for	2011, and every June 12 and
			6-month U.S. dollar LIBOR plus 1.85%	December 12 up to termination date
per annum
p.	BTMUFJ(15)	December 1, 2008 -	4.46% of US$25,000, the notional	Every March 25 and	-	-
		June 12, 2013	amount of which will decrease based on	September 25 up to March
			predetermined schedule, in exchange for	2011, and every June 12 and
			6-month U.S. dollar LIBOR plus 1.85% per annum	December 12 up to termination date
q.	BTMUFJ(16)	December 4, 2008 -	4.25% of US$25,000, the notional	Every March 25 and	-	-
		June 12, 2013	amount of which will decrease based on	September 25 up to March
			predetermined schedule, in exchange for	2011, and
			6-month U.S. dollar LIBOR plus 1.85%	every June 12 and
			per annum	December 12 up to
termination date
r.	BTMUFJ(17)	December 12, 2008 -	4.09% of US$25,000, the notional	Every March 25 and	-	-
		June 12, 2013	amount of which will decrease based on	September 25 up to March
			predetermined schedule, in exchange for	2011, and
			6-month U.S. dollar LIBOR plus 1.85%	every June 12 and
			per annum	December 12 up to
termination date
s.	StandChart(18)	December 19, 2008 -	3.85% of US$40,000, the notional	Every March 25 and	-	-
		June 12, 2013	amount of which will decrease based on	September 25 up to March
			predetermined schedule, in exchange for	2011, and
			6-month U.S. dollar LIBOR plus 1.85%	every June 12 and
			per annum	December 12 up to
termination date
t.	DBS(11)	December 22, 2008 -	4.02% of US$26,000, the notional	Every March 25 and	-	-
		December 12, 2012	amount of which will decrease based on	September 25 up to March
			predetermined schedule, in exchange for	2011, and
			6-month U.S. dollar LIBOR plus 1.85%	every June 12 and
			per annum	December 12 up to
termination date
u.	DBS(11)	January 21, 2009 -	3.83% of US$26,000, the notional	Every March 25 and	-	-
		December 12, 2012	amount of which will decrease based on	September 25 up to March
			predetermined schedule, in exchange for	2011, and
			6-month U.S. dollar LIBOR plus 1.85%	every June 12 and
			per annum	December 12 up to
termination date
v.	BTMUFJ(10)	March 2, 2009 -	4.10% of US$36,500, the notional	Every March 25 and	-	-
		June 12, 2012	amount of which will decrease based on	September 25 up to
			predetermined schedule, in exchange for	March 2011, and every
			6-month U.S. dollar LIBOR plus 1.85%	June 12 and December 12
			per annum	up to termination date
Total					6,294	5,766

(10)

On June 12, 2012, this contract expired and the Company received zero settlement.

 (11)

On December 12, 2012, these contracts expired and the Company received zero settlement.

 (12)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp25,854).

 (13)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,406).

 (14)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,257).

 (15)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp903).

 (16)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp813).

 (17)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp743).

 (18)   On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,024).

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20.

DERIVATIVES (continued)

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate	Amount of Settlement Gain (Loss)
				(Rp)
			(in full amounts)	2014	2013
w.	ING	September 14, 2012 - January 11, 2013	Rp9,631 to US$1	-	4,564
x.	GSI	September 17, 2012 - January 11, 2013	Rp9,560 to US$1	-	3,487
y.	BNP Paribas	November 14, 2012 - February 8, 2013	Rp9,683 to US$1	-	20
z.	Barclays	November 29, 2012 - March 4, 2013	Rp9,697 to US$1	-	(560)
aa.	BNP Paribas	November 30, 2012 - March 4, 2013	Rp9,669 to US$1	-	-
ab.	JP Morgan	December 3, 2012 - March 5, 2013	Rp9,638 to US$1	-	862
ac.	ING	December 4, 2012 - March 6, 2013	Rp9,666 to US$1	-	658
ad.	Barclays	December 5, 2012 - February 5, 2013	Rp9,690 to US$1	-	1,176
ae.	DBS	December 5, 2012 - February 5, 2013	Rp9,695 to US$1	-	1,102
af.	DBS	December 7, 2012 - February 11, 2013	Rp9,702 to US$1	-	496
ag.	JP Morgan	December 10, 2012 - March 13, 2013	Rp9,865 to US$1	-	(4,425)
ah.	DBS	December 10, 2012 - March 12, 2013	Rp9,853 to US$1	-	(2,475)
ai.	Barclays	December 12, 2012 - February 11, 2013	Rp9,770 to US$1	-	(1,118)
aj.	JP Morgan	December 12, 2012 - February 11, 2013	Rp9,765 to US$1	-	(1,140)
ak.	BNP Paribas	December 17, 2012 - March 20, 2013	Rp9,775 to US$1	-	(1,425)
al.	ING	December 18, 2012 - March 20, 2013	Rp9,770 to US$1	-	(780)
am.	Standchart	January 22, 2013 - March 27, 2013	Rp9,815 to US$1	-	(1,080)
an.	BTMU Singapore	January 22, 2013 - May 3, 2013	Rp9,834 to US$1	-	-
ao.	BNP Paribas	February 27, 2013 - May 3, 2013	Rp9,721 to US$1	-	-
ap.	ING	February 28, 2013 - May 3, 2013	Rp9,697 to US$1	-	-
aq.	BTMU Singapore	February 6, 2013 - May 3, 2013	Rp9,709 to US$1	-	-
ar.	BTMU Singapore	February 25, 2013 - April 9, 2013	Rp9,732 to US$1	-	-
as.	BTMU Singapore	February 27, 2013 - May 3, 2013	Rp9,743 to US$1	-	-
at.	DBS	February 8, 2013 - April 9, 2013	Rp9,694 to US$1	-	-
au.	DBS	February 21, 2013 - April 9, 2013	Rp9,731 to US$1	-	-
av.	Barclays	February 28, 2013 - May 13, 2013	Rp9,708 to US$1	-	-
aw.	Standchart	February 4, 2013 - May 28, 2013	Rp9,795 to US$1	-	-
ax.	CIMB Niaga	February 11, 2013 - May 28, 2013	Rp9,729 to US$1	-	-
ay.	JP Morgan	March 6, 2013 - May 10, 2013	Rp9,735 to US$1	-	-
az.	Standchart	March 11, 2013 - May 28, 2013	Rp9,787 to US$1	-	-
ba.	DBS	March 13, 2013 - May 28, 2013	Rp9,779 to US$1	-	-

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate	Amount of Settlement Gain (Loss)
(Rp)
			(in full amounts)	2014	2013
bb.	BNP Paribas	March 14, 2013 - June 5, 2013	Rp9,790 to US$1	-	-
bc.	Barclays	March 14, 2013 - June 5, 2013	Rp9,788 to US$1	-	-
bd.	ING	March 15, 2013 - June 3, 2013	Rp9,784 to US$1	-	-
be.	Natixis	March 19, 2013 - June 5, 2013	Rp9,793 to US$1	-	-
bf.	JP Morgan	March 19, 2013 - June 5, 2013	Rp9,787 to US$1	-	-
bg.	JP Morgan	March 19, 2013 - July 26, 2013	Rp9,870 to US$1	-	-
bh.	JP Morgan	March 19, 2013 - July 26, 2013	Rp9,870 to US$1	-	-
bi.	CIMB Niaga	March 20, 2013 - June 17, 2013	Rp9,835 to US$1	-	-
bj.	BNP Paribas	March 22, 2013 - July 3, 2013	Rp9,900 to US$1	-	-
bk.	Barclays	March 22, 2013 - July 3, 2013	Rp9,899 to US$1	-	-
bl.	CIMB Niaga	March 26, 2013 - June 5, 2013	Rp9,833 to US$1	-	-
bm.	CIMB Niaga	March 26, 2013 - June 5, 2013	Rp9,817 to US$1	-	-
bn.	BNP Paribas	March 27, 2013 - June 5, 2013	Rp9,815 to US$1	-	-
bo.	DBS	March 27, 2013 - June 5, 2013	Rp9,814 to US$1	-	-
bp.	Danareksa	March 26, 2013 - June 5, 2013	Rp9,834 to US$1	-	-
bq.	Merrill Lynch	April 9, 2013 - July 3, 2013	Rp9,807 to US$1	-	-
br.	Merrill Lynch	April 10, 2013 - July 3, 2013	Rp9,755 to US$1	-	-
bs.	Merrill Lynch	April 25, 2013 - August 2, 2013	Rp9,805 to US$1	-	-
bt.	DBS	April 26, 2013 - August 2, 2013	Rp9,802 to US$1	-	-
bu.	StandChart	May 27, 2013 - July 26, 2013	Rp9,884 to US$1	-	-
bv.	BTMU	May 31, 2013 - July 26, 2013	Rp9,929 to US$1	-	-
bw.	DBS	June 5, 2013 - August 26, 2013	Rp9,965 to US$1	-	-
bx.	Danareksa	June 5, 2013 - September 16, 2013	Rp9,996 to US$1	-	-
by.	CIMB Niaga	June 12, 2013 - September 16, 2013	Rp9,988 to US$1	-	-
bz.	CIMB Niaga	June 20, 2013 - July 8, 2013	Rp10,015 to US$1	-	-
ca.	StandChart	June 21, 2013 - November 25, 2013	Rp10,240 to US$1		-
cb.	CIMB Niaga	June 27, 2013 - January 6, 2014	Rp10,285 to US$1	22,944	-
cc.	CIMB Niaga	June 27, 2013 - January 6, 2014	Rp10,282 to US$1	22,980	-
cd.	BTMU	July 15, 2013 - August 16, 2013	Rp10,140 to US$1	-	-
ce.	DBS	July 15, 2013 - August 16, 2013	Rp10,125 to US$1	-	-
cf.	Merrill Lynch	August 21, 2013 - November 21, 2013	Rp11,660 to US$1	-	-
cg.	CIMB Niaga	August 22, 2013 - December 20, 2013	Rp11,502 to US$1	-	-
ch.	Barclays	August 30, 2013 - October 1, 2013	Rp11,375 to US$1	-	-
ci.	BNP Paribas	September 9, 2013 - October 11, 2013	Rp11,538 to US$1	-	-
cj.	BNP Paribas	September 12, 2013 - January 6, 2014	Rp11,720 to US$1	3,772	-
ck.	Barclays	September 13, 2013 - January 6, 2014	Rp11,680 to US$1	4,175	-
cl.	BTMU	September 13, 2013 - January 6, 2014	Rp11,675 to US$1	4,226	-
cm.	Barclays	September 18, 2013 - January 6, 2014	Rp11,660 to US$1	4,377	-
cn.	BTMU	September 18, 2013 - January 6, 2014	Rp11,661 to US$1	4,367	-
co.	BNP Paribas	September 19, 2013 - January 6, 2014	Rp11,199 to US$1	9,026	-

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate	Amount of Settlement Gain (Loss)
				(Rp)
			(in full amounts)	2014	2013
cp.	Barclays	September 24, 2013 - November 6, 2013	Rp11,362 to US$1	-	-
cq.	JP Morgan	September 24, 2013 - November 6, 2013	Rp11,407 to US$1	-	-
cr.	BTMU	September 24, 2013 - November 1, 2013	Rp11,440 to US$1	-	-
cs.	ING	October 8, 2013 - January 6, 2014	Rp11,508 to US$1	5,910	-
ct.	Barclays	October 10, 2013 - January 6, 2014	Rp11,480 to US$1	6,192	-
cu.	DBS	October 10, 2013 - January 6, 2014	Rp11,452 to US$1	6,475	-
cv.	ING	October 11, 2013 - February 4, 2014	Rp11,388 to US$1	7,767	-
cw.	ING	October 11, 2013 - February 4, 2014	Rp11,320 to US$1	8,441	-
cx.	JP Morgan	October 17, 2013 - January 6, 2014	Rp11,175 to US$1	9,268	-
cy.	DBS	October 21, 2013 - February 4, 2014	Rp11,135 to US$1	10,277	-
cz.	BTMU	November 14, 2013 - January 13, 2014	Rp11,495 to US$1	6,093	-
da.	DBS	November 18, 2013 - January 13, 2014	Rp11,572 to US$1	5,323	-
db.	BTMU	November 19, 2013 - January 13, 2014	Rp11,442 to US$1	6,623	-
dc.	BNP Paribas	November 19, 2013 - January 13, 2014	Rp11,463 to US$1	6,413	-
dd.	Barclays	November 26, 2013 - January 29, 2014	Rp11,730 to US$1	4,343	-
de.	BNP Paribas	November 19, 2013 - January 6, 2014	Rp11,935 to US$1	1,604	-
df.	ING	November 29, 2013 - January 13, 2014	Rp11,425 to US$1	6,793	-
dg.	DBS	November 29, 2013 - January 13, 2014	Rp11,887 to US$1	2,088	-
dh.	DBS	December 2, 2013 - February 4, 2014	Rp11,572 to US$1	2,539	-
di.	Barclays	January 8, 2014 - March 4, 2014	Rp12,275 to US$1	(10,091)	-
dj.	BTMU	January 10, 2014 - March 4, 2014	Rp12,164 to US$1	(8,422)	-
dk.	JP Morgan	January 13, 2014 - April 2, 2014	Rp11,997 to US$1	-	-
dl.	BNP Paribas	January 29, 2014 - March 4, 2014	Rp12,118 to US$1	(7,730)	-
dm.	BTMU	January 29, 2014 - March 4, 2014	Rp12,140 to US$1	(8,061)	-
dn.	Barclays	February 5, 2014 - April 2, 2014	Rp12,190 to US$1	-	-
do.	ING	February 5, 2014 - April 2, 2014	Rp12,185 to US$1	-	-
dp.	BNP Paribas	February 5, 2014 - May 2, 2014	Rp12,270 to US$1	-	-
dq.	BTMU	February 6, 2014 - April 2, 2014	Rp12,098 to US$1	-	-
dr.	ING	February 6, 2014 - May 2, 2014	Rp12,186 to US$1	-	-
ds.	DBS	February 6, 2014 - May 2, 2014	Rp12,168 to US$1	-	-
dt.	ING	February 11, 2014 - April 2, 2014	Rp12,120 to US$1	-	-
du.	JP Morgan	February 12, 2014 - April 2, 2014	Rp12,090 to US$1	-	-
dv.	Barclays	February 12, 2014 - May 2, 2014	Rp12,149 to US$1	-	-
dw.	DBS	February 12, 2014 - May 2, 2014	Rp12,110 to US$1	-	-
dx.	BNP Paribas	February 12, 2014 - April 2, 2014	Rp12,033 to US$1	-	-
dy.	JP Morgan	February 17, 2014 - April 2, 2014	Rp11,627 to US$1	-	-
dz.	BTMU	February 17, 2014 - May 2, 2014	Rp11,707 to US$1	-	-

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

20.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate	Amount of Settlement Gain (Loss)
(Rp)
			(in full amounts)	2014	2013
ea.	ING	February 20, 2014 - May 2, 2014	Rp11,845 to US$1	-	-
eb.	BNP Paribas	February 21, 2014 - May 2, 2014	Rp11,823 to US$1	-	-
ec.	Barclays	February 24, 2014 - June 2, 2014	Rp11,898 to US$1	-	-
ed.	DBS	February 24, 2014 - June 2, 2014	Rp11,853 to US$1	-	-
ee.	DBS	February 27, 2014 - June 2, 2014	Rp11,860 to US$1	-	-
ef.	BNP Paribas	February 27, 2014 - July 21, 2014	Rp11,973 to US$1	-	-
eg.	JP Morgan	February 28, 2014 - June 2, 2014	Rp11,785 to US$1	-	-
eh.	BTMU	March 6, 2014 - June 2, 2014	Rp11,598 to US$1	-	-
ei.	ING	March 6, 2014 - July 1, 2014	Rp11,689 to US$1	-	-
ej.	BNP Paribas	March 14, 2014 - July 1, 2014	Rp11,497 to US$1	-	-
		Total		137,712	(638)

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

21.

FINANCIAL ASSETS AND LIABILITIES

The Group has various financial assets such as trade and other accounts receivable and unrestricted and restricted cash and cash equivalents, which arise directly from the Group’s operations. The Group’s principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, and trade accounts payable and others. The main purpose of these financial liabilities is to finance the Group’s operations. The Company also enters into derivative transactions, primarily cross currency swaps, interest rate swaps, and currency forward contracts, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The following table sets forth the carrying values and estimated fair values of the Group’s financial instruments that are carried in the interimconsolidated statement of financial position:

	Carrying Amount		Fair Value
	As of March 31, 2014	As of December 31, 2013	As of March 31, 2014	As of December 31, 2013
Current Financial Assets
Cash and cash equivalents	3,524,342	2,233,532	3,524,342	2,233,532
Accounts receivable - trade
and others - net	2,407,757	2,284,633	2,407,757	2,284,633
Derivative assets	2,874	195,569	2,874	195,569
Other current financial
assets - net	43,666	31,673	43,666	31,673
Total current financial
assets	5,978,639	4,745,407	5,978,639	4,745,407
Non-current Financial Assets
Due from related parties	7,507	7,167	6,539	6,174
Other non-current
financial assets - net	102,725	1,557,367	101,513	1,556,622
Total non-current
financial assets	110,232	1,564,534	108,052	1,562,796
Total Financial Assets	6,088,871	6,309,941	6,086,691	6,308,203
Current Financial Liabilities
Short-term loan	1,499,929	1,499,849	1,499,929	1,499,849
Accounts payable - trade	472,088	339,310	472,088	339,310
Procurement payable	2,985,493	3,064,287	2,985,493	3,064,287
Accrued expenses	1,787,001	2,107,467	1,787,001	2,107,467
Deposits from customers	45,573	49,335	45,573	49,335
Derivative liabilities	257,587	36,903	257,587	36,903
Loans payable - current
portion	2,388,261	2,443,367	2,560,034	2,624,742
Bonds payable - current
portion	2,357,043	2,356,310	2,379,156	2,372,560
Other current financial
liabilities	347,164	362,448	347,164	362,448
Total current financial
liabilities	12,140,139	12,259,276	12,334,025	12,456,901
Non-current Financial
Liabilities
Due to related parties	29,776	33,301	25,939	28,687
Obligations under finance lease
net of current maturities	3,388,839	3,594,112	3,388,839	3,594,112
Loans payable -
non-current portion	4,245,375	4,345,267	3,328,039	3,276,815
Bonds payable -
non-current portion	12,778,759	13,285,207	13,252,430	14,075,516
Other non-current financial liabilities	69,861	82,855	61,956	74,117
Total non-current
financial liabilities	20,512,610	21,340,742	20,057,203	21,049,247
Total Financial Liabilities	32,652,749	33,600,018	32,391,228	33,506,148

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

The fair values of the financial assets and liabilities are presented at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other accounts receivable, other current financial assets, short-term loan, trade accounts payable, procurement payable, accrued expenses, deposits from customers and other current financial liabilities).

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

•

Derivative financial instruments

Cross currency swap contracts

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Currency forward contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include foreign exchange rates, payment dates and the spot price of the underlying instruments.

Long-term financial assets and liabilities:

•

Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from/to related parties, obligations under finance lease and other non-current financial assets)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Group’s own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

Long-term financial assets and liabilities (continued):

•

Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of March 31, 2014 and December 31, 2013.

Fair Value Hierarchy

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The best evidence of fair value is quoted prices in an active market. If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm's length exchange motivated by normal business considerations. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the entity uses that technique. The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on any available observable market data.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

Fair Value Hierarchy (continued)

The Company’s fair value hierarchy as of March 31, 2014 and December 31, 2013 is as follows:

As of March 31, 2014

Quoted pricesSignificant

in activeand

markets forobservable

identicalinputs,Significant

assets ordirectly orunobservable

liabilitiesindirectlyinputs

TOTAL(Level 1)(Level 2)(Level 3)

Current Financial Assets

Accounts receivable - trade and others - net

2,407,757

-

-2,407,757

Derivative assets

2,874

-

2,874

-

Other current financial assets - net

43,666

-

43,666-

Non-Current Financial Assets

Due from related parties - net

6,539

-

6,539

-

Other non-current financial assets - net

101,513

2,730

98,783

-

Total Financial Assets

2,562,349

2,730

151,862

2,407,757

Current Financial Liabilities

Derivative liabilities

257,587

-

257,587-

Loans payable - current maturities

2,560,034

-

2,560,034-

Bonds payable - current maturities

2,379,156

2,379,156--

Other current financial liabilities

347,164

-

347,164-

Non-current Financial Liabilities

Due to related parties

25,939

-

25,939

-

Obligation under finance lease

3,388,839

-

3,388,839-

Loans payable - net of current maturities

3,328,039

-

3,328,039-

Bonds payable - net of current maturities

13,252,430

13,252,430--

Other non-current financial liabilities

61,956

-

61,956

-

Total Financial Liabilities

25,601,144

15,631,586

9,969,558

-

As of

December 31, 2013

Quoted pricesSignificant

in activeand

markets forobservable

identicalinputs,Significant

assets ordirectly orunobservable

liabilitiesindirectlyinputs

TOTAL(Level 1)(Level 2)(Level 3)

Current Financial Assets

Accounts receivable - trade and others - net

2,284,633

-

-2,284,633

Derivative assets

195,569

-

195,569

-

Other current financial assets - net

31,673

-

31,673-

Non-Current Financial Assets

Due from related parties - net

6,174

-

6,174-

Other non-current financial assets - net

1,556,622

1,393,722162,900-

Total Financial Assets

4,074,671

1,393,722

396,3162,284,633

Current Financial Liabilities

Derivative liabilities

36,903

-

36,903-

Loans payable - current maturities

2,624,742

-

2,624,742-

Bonds payable - current maturities

2,372,560

2,372,560--

Other current financial liabilities

362,448

-

362,448-

Non-current Financial Liabilities

Due to related parties

28,687

-

28,687-

Obligation under finance lease

3,594,112

-

3,594,112-

Loans payable - net of current maturities

3,276,815

-

3,276,815-

Bonds payable - net of current maturities

14,075,516

14,075,516--

Other non-current financial liabilities

74,117

-

74,117-

Total Financial Liabilities

26,445,900

16,448,076

9,997,824-

For the three-month period ended March 31, 2014 and year ended December 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

22.

EMPLOYEE BENEFIT OBLIGATIONS - NET OF CURRENT PORTION

This account consists of the non-current portions of employee benefit obligations as follows:

	As of March 31, 2014	As of December 31, 2013
Post-retirement healthcare (Note 30)	722,406	715,398
Labor Law 13 (Note 30)	302,889	293,253
Service award	37,689	35,378
Accumulated leave benefits	2,577	2,385
Total	1,065,561	1,046,414

23. CAPITAL STOCK

The Company’s capital stock ownership is as follows:

	Number of		Percentage
	Shares Issued		of Ownership
Stockholders	and Fully Paid	Amount	(%)
As of March 31, 2014
A Share
Government	1	-	-
B Shares
Ooredoo Asia, Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS) (Note 38e)	294,538,450	29,454	5.42
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	830,703,450	83,070	15.29
Total	5,433,933,500	543,393	100.00
As of December 31, 2013
A Share
Government	1	-	-
B Shares
Ooredoo Asia, Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	298,880,950	29,888	5.50
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	826,360,950	82,636	15.21
Total	5,433,933,500	543,393	100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to                                (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The holder of “A” share also has the right to appoint one director and one commissioner of the Company.

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

24.

REVENUES

The details of this account for the three-month periods ended March 31, 2014 and 2013 consist of the following:

	2014	2013
Cellular
Usage charges	2,191,745	2,182,068
Value-added services	2,191,400	2,054,020
Interconnection services (Note 35)	533,467	634,311
Tower leasing (Note 32n)	162,709	131,430
Monthly subscription charges	41,368	32,231
Upfront discount and Customer Loyalty Program (Note 2k)	(527,571)	(342,952)
Others	58,130	60,231
Sub-total	4,651,248	4,751,339
MIDI
IPVPN	226,700	197,349
Internet	169,262	114,789
MPLS	109,740	83,769
World link and direct link	77,185	100,053
Satellite lease	74,098	55,027
Application services	67,399	59,225
Leased line	31,050	45,813
Digital data network	27,014	31,577
Frame net	19,554	25,640
Value added service	13,464	29,993
Others	45,782	37,022
Sub-total	861,248	780,257
Fixed Telecommunications
International Calls	215,343	208,813
Fixed Line	32,765	31,865
Fixed Wireless	12,573	15,909
Sub-total	260,681	256,587
Total	5,773,177	5,788,183

The details of net revenues (included as part of cellular revenue - value added services) received by the Company from agency relationships for the three-month periods ended March 31, 2014 and 2013 are as follows:

	2014	2013
Gross revenues	2,264,873	2,084,164
Compensation to value added service providers	(73,473)	(30,144)
Net revenues	2,191,400	2,054,020

45 \* Arabic  \* MERGEFORMAT 45

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

24.

REVENUES (continued)

Operating revenues from related parties amounted to Rp511,407 and Rp466,492 for the three-month periods ended March 31, 2014 and 2013, respectively(Note 31). These amounts represent 8.85% and 8.06% of the total operating revenues for the three-month periods ended March 31, 2014 and 2013, respectively.

The operating revenues from interconnection services are presented on a gross basis (Note 2k).

25.

EXPENSES - COST OF SERVICES

The details of this account for the three-month periods ended March 31, 2014 and 2013 consist of the following:

	2014	2013
Interconnection (Note 35)	607,066	729,544
Radio frequency fee (Notes 32p and 34)	618,066	553,018
Maintenance	250,453	221,120
Utilities	237,730	212,663
Rent (Note 32o)	220,857	201,279
Blackberry access fee	113,467	134,975
Leased circuits (Note 32s)	73,512	105,569
USO (Note 34)	69,211	65,580
Cost of SIM cards and pulse reload vouchers	46,968	58,202
Installation	38,099	28,894
Concession fee (Note 34)	36,162	34,256
Delivery and transportation	32,555	26,004
Communication Network	14,761	14,947
License	14,234	6,806
Billing and collection	9,508	6,069
Others	7,632	8,457
Total	2,390,281	2,407,383

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2k).

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

26.  EXPENSES - PERSONNEL

The details of this account for the three-month periods ended March 31, 2014 and 2013 consist of the following:

	2014	2013
Salaries	157,173	154,618
Incentives and other employee benefits	111,165	93,244
Employee income tax	52,282	55,146
Bonuses	47,725	42,784
Medical expense	17,270	12,516
Post-retirement healthcare benefits (Note 30)	10,947	34,804
Separation, appreciation and compensation expense
under Labor Law No. 13/2003 (Note 30)	10,796	16,275
Net periodic pension cost (Note 30)	3,832	5,612
Early retirement	1,130	797
Others	2,528	1,960
Total	414,848	417,756

The personnel expenses capitalized to properties under construction and installation for the            three-month periods ended March 31, 2014 and 2013 amounted to Rp11,581 and Rp7,268, respectively.

27.

EXPENSES - GENERAL AND ADMINISTRATION

The details of this account for the three-month periods ended March 31, 2014 and 2013 consist of the following:

	2014	2013
Professional fees	87,329	44,050
Rent	34,160	33,158
Transportation	19,348	12,792
Provision for impairment of receivables - net (Note 5)	12,880	30,788
Insurance	7,357	8,131
Office	7,280	7,565
Utilities	3,959	2,762
Social activities	3,177	3,157
Training, education and research	2,548	4,752
Public relations	2,493	1,512
Communication	1,549	1,636
Membership	1,530	-
Others (each below Rp1,000)	14,170	13,170
Total	197,780	163,473

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

28.

FINANCING COST

The details of this account for the three-month periods ended March 31, 2014 and 2013 consist of the following:

	2014	2013
Interest on loans	496,471	414,369
Finance charges under finance lease	109,429	102,765
Amortization of debt and bonds issuance
costs, consent solicitation fees and discount (Notes 14, 18 and 19)	13,161	17,142
Interest expense from Lintasarta’s USO Project	1,657	2,634
Bank charges	932	528
Total	621,650	537,438

29.

GAIN ON TOWER SALE

On February 7, 2012, the Company entered into an Asset Sale Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Bersama (collectively referred to as “Tower Bersama”), whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$518,500, consisting of US$406,000 paid upfront and a maximum potential deferred payment of US$112,500. The upfront payment includes PT Tower Bersama Infrastructure Tbk's shares of not less than 5% of the increase in its capital stock (upon the Rights Issue of PT Tower Bersama Infrastructure Tbk). Based on the agreement, the Company also agreed to lease back the spaces in the 2,500 telecommunication towers for a 10-year period with fixed monthly lease rate of US$1,300 per tower slot (in full amount). The leases have an option to be renewed for a further 10-year period.

On August 2, 2012, the Company and Tower Bersama closed the deal on the sale-and-leaseback transaction of 2,500 telecommunication towers. On the closing date of  such transaction, the Company received cash amounting to US$326,289 (equal to Rp3,092,894) and obtained 5% ownership (equal to 239,826,310 shares) in Tower Bersama  with a value of US$103,101 (equivalent to Rp977,292) (Note12a).

The total consideration of US$429,390 (equal to Rp4,070,187) is allocated to the sales of property and equipment amounting to Rp3,870,600 and the remainder is allocated to prepaid land lease and existing tower lease contracts from the 2,500 towers. The total carrying amount of the separately identifiable components of the transaction is Rp1,534,494 which includes the carrying amount of property and equipment amounting to Rp1,372,674. As of the agreement closing date, the Company recorded the excess of the selling price over the carrying amounts amounting to Rp2,535,693 (including the Rp2,497,926 from the sale of property and equipment) as “Gain on Sale of Towers” of Rp1,125,192, and “Deferred Gain on Sale-and-Leaseback Transactions” of Rp1,410,501. The deferred gain will be amortized over the term of the lease, being 10 years.

For the year ended December 31, 2012, the Company recognized total “Gain on Sale of Towers” of Rp1,183,963, which includes the amortization of the “Deferred Gain on Sale-and-Leaseback Transactions”. As of March 31, 2014 and December 31, 2013, the balances of the current portion of outstanding deferred gain on sale-and-leaseback transactions amounting to Rp141,050 each are presented as part of “Other Current Liabilities”, while the balances of the Iong-term portion amounting to Rp1,034,367 and Rp1,069,630, respectively, are presented as part of “Other Non-current Liabilities”.

For the three-month periods ended March 31, 2014 and 2013, the Company recorded amortization of deferred gain on sale-and-leaseback transactions amounting to Rp35,263 each.

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their respective qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and the premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010, January to December 2011,  January to December 2012, January to December 2013, and January to March 2014, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees, Rp378 for additional 41 employees, Rp883 for additional 143 employees, Rp782 for additional 117 employees and Rp163 for additional 29 employees, respectively.

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and the premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totaling Rp1,653 which are payable starting 2005 until 2015.

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The net periodic pension cost for the pension plans of the Company and Lintasarta for the               three-month periods ended March 31, 2014 and 2013 was calculated based on actuarial valuations as of December 31, 2013 and 2012, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2014	2013
Annual discount rate	9.0%	6.0%
Expected annual rate of return on plan assets	4.5, 6.0 and 9.0%	4.5, 6.0 and 8.0%
Annual rate of increase in compensation	3.0, 6.0 and 9.0%	3.0, 6.0 and 9.0%
Mortality rate (Indonesian Mortality Table - TMI)	TMI 2011	TMI 2011

a.

The composition of the net periodic pension cost is for the three-month periods ended             March 31, 2014 and 2013 is as follows:

March 31, 2014
	The Company	Lintasarta	Total
Interest cost	8,205	1,107	9,312
Service cost	5,402	775	6,177
Amortization of unrecognized actuarial loss (gain)	(240)	191	(49)
Return on plan assets	(10,484)	(1,124)	(11,608)
Net periodic pension cost (Note 26)	2,883	949	3,832

March 31, 2013
	The Company	Lintasarta	Total
Interest cost	7,208	898	8,106
Service cost	7,024	974	7,998
Amortization of unrecognized actuarial loss	-	430	430
Return on plan assets	(9,912)	(1,010)	(10,922)
Net periodic pension cost (Note 26)	4,320	1,292	5,612

b.

The funded status of the plans as of March 31, 2014 and December 31, 2013 is as follows:

	As of March 31, 2014	As of December 31, 2013
Plan assets at fair value	582,632	549,859
Projected benefit obligation	(437,695)*	(422,206)*
Excess of plan assets over projected
benefit obligation	144,937	127,653
Unrecognized actuarial gain	(62,941)	(41,988)
Total prepaid pension cost	81,996	85,665

* net of curtailment effect during 2013 due to Employment Separation Program (“ESP”)

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

c.

The movements in the fair value of plan assets for the three-month period ended March 31, 2014 and year ended December 31, 2013 are as follows:

As of March 31, 2014 (Three Months)
	The Company	Lintasarta	Total
Fair value of plan assets
at beginning of period	478,909	70,950	549,859
Expected return on plan assets	10,484	1,124	11,608
Actuarial gain (loss) on plan assets	12,592	8,410	21,002
Contributions	163	-	163
Fair value of plan assets at end of period	502,148	80,484	582,632

As of December 31, 2013 (One Year)
	The Company	Lintasarta	Total
Fair value of plan assets
at beginning of year	513,316	63,019	576,335
Expected return on plan assets	42,033	4,014	46,047
Actuarial gain (loss) on plan assets	5,877	(3,860)	2,017
Contributions	782	9,653	10,435
Benefit payments	(83,099)	(1,876)	(84,975)
Fair value of plan assets at end of year	478,909	70,950	549,859

d.

The movements in the present value of the defined benefit obligation for the three-month period ended March 31, 2014 and year ended December 31, 2013 are as follows:

As of March 31, 2014 (Three Months)
	The Company	Lintasarta	Total
Defined benefit obligation at beginning of period	372,182	50,024	422,206
Interest cost	8,205	1,107	9,312
Current service cost	5,402	775	6,177
Defined benefit obligation at end of period	385,789	51,906	437,695

As of December 31, 2013 (One Year)
	The Company	Lintasarta	Total
Defined benefit obligation at beginning of year	493,854	60,355	554,209
Interest cost	28,829	3,434	32,263
Current service cost	28,310	3,722	32,032
Actuarial gain (loss) on obligation	1,763	(473)	1,290
Immediate recognition of prior service cost	-	(2,803)	(2,803)
Benefit payments outside settlement	(14,586)	(629)	(15,215)
Effect of changes in actuarial assumption	(105,924)	(13,582)	(119,506)
Effect of curtailment	8,129	-	8,129
Effect of settlement	(68,193)	-	(68,193)
Defined benefit obligation at end of year	372,182	50,024	422,206

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

a.

The movements in the prepaid pension cost for the three-month period ended March 31, 2014 and year ended December 31, 2013 are as follows:

As of March 31, 2014 (Three Months)
	The Company	Lintasarta	Total
Prepaid pension cost at beginning of period	49,224	36,441	85,665
Contribution to Jiwasraya	163	-	163
Net periodic pension cost	(2,883)	(949)	(3,832)
Prepaid pension cost at end of period	46,504	35,492	81,996

As of December 31, 2013 (One Year)
	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	60,130	30,171	90,301
Contribution to Jiwasraya	782	9,653	10,435
Net periodic pension cost	(11,368)	(2,136)	(13,504)
Refund from Jiwasraya	(320)	(1,247)	(1,567)
Prepaid pension cost at end of year	49,224	36,441	85,665

f.

Prepaid pension cost consists of:

	As of March 31, 2014	As of December 31, 2013
Current portion (presented as part of
“Prepaid expenses - others”)
Company	1,276	1,276
Lintasarta	2,563	2,563
	3,839	3,839
Long-term portion (presented as “Long-term
prepaid pension - net of current portion”) (Note 31)
Company	45,228	47,948
Lintasarta	32,929	33,878
	78,157	81,826
Total prepaid pension cost	81,996	85,665

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The major categories of plan assets as a percentage of the fair value of total plan asset as of          March 31, 2014 and December 31, 2013 are as follows:

	As of March 31, 2014	As of December 31, 2013
Investments in shares of stock and properties	46.17%	46.17%
Investments in mutual fund	43.93%	43.93%
Investments in time deposits	6.33%	6.33%
Investments in debt securities	3.57%	3.57%
Other investments	0.00%	0.00%

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the three-month periods ended March 31, 2014 and 2013 amounted to Rp12,780 and Rp12,857, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under either this law or the defined benefit pension plan whichever is higher.

The net periodic pension cost of the Company and the subsidiaries under the Labor Law for the three-month periods ended March 31, 2014 and 2013 was calculated based on actuarial valuations as of December 31, 2013 and 2012, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2014	2013
Annual discount rate	9.0 and 9.5%	6.0 - 6.5%
Annual rate of increase in compensation	7.5 and 8.5%	7.5 - 8.5%

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

a.

The composition of the periodic pension cost under the Labor Law for the three-month periods ended March 31, 2014 and 2013 is as follows:

March 31, 2014 (Three months)
	The Company	Lintasarta	IMM	Total
Service cost	4,497	864	487	5,848
Interest cost	4,289	1,079	322	5,690
Amortization of unrecognized
past service cost	-	163	7	170
Amortization of unrecognized
actuarial loss (gain)	(870)	29	(71)	(912)
Net periodic pension
cost under the Labor
Law (Note 26)	7,916	2,135	745	10,796

March 31, 2013 (Three months)
	The Company	Lintasarta	IMM	Total
Service cost	7,174	961	755	8,890
Interest cost	4,826	725	319	5,870
Amortization of unrecognized
actuarial loss	1,121	181	42	1,344
Amortization of unrecognized
past service cost	-	164	7	171
Net periodic pension
cost under the Labor
Law (Note 26)	13,121	2,031	1,123	16,275

b.

The composition of the accrued pension cost under the Labor Law as of March 31, 2014 and December 31, 2013is as follows:

	As of March 31, 2014	As of December 31, 2013
Projected benefit obligation	255,255	244,877	*
Unrecognized actuarial gain	59,975	60,887
Unrecognized past service cost	(6,945)	(7,115)
Net accrued pension cost under the Labor Law	308,285	298,649

* net of curtailment effect during 2013 due to ESP

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

c.

The movements in the present value of the pension cost obligation under the Labor Law for the three-month period ended March 31, 2014 and year ended December 31, 2013 are as follows:

As of March 31, 2014 (Three Months)
	The Company	Lintasarta	IMM	Total
Benefit obligation
at beginning of period	182,905	48,316	13,656	244,877
Current service cost	4,497	864	487	5,848
Interest cost	4,289	1,079	322	5,690
Actual benefits paid	(1,160)	-	-	(1,160)
Benefit obligation
at end of period	190,531	50,259	14,465	255,255

As of December 31, 2013 (One Year)
	The Company	Lintasarta	IMM	Total
Benefit obligation
at beginning of year	299,410	48,489	19,742	367,641
Current service cost	30,321	4,160	2,917	37,398
Interest cost	19,427	2,944	1,279	23,650
Actual benefits paid	(1,074)	(463)	(143)	(1,680)
Effect of changes in actuarial assumptions	(148,064)	(18,446)	(7,139)	(173,649)
Effect of curtailment	(6,935)	-	-	(6,935)
Effect of settlement	(9,498)	-	-	(9,498)
Actuarial loss (gain) on obligation	(682)	10,904	(3,000)	7,222
Immediate recognition of past service cost	-	728	-	728
Benefit obligation
at end of year	182,905	48,316	13,656	244,877

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

d.

The movements in the accrued pension cost under the Labor Law for the three-month period ended March 31, 2014 and year ended December 31, 2013 are as follows:

As of March 31, 2014 (Three Months)
	The Company	Lintasarta	IMM	Total
Accrued pension cost under
the Labor Law at beginning
of period	244,345	35,194	19,110	298,649
Periodic Labor Law cost	7,916	2,135	745	10,796
Benefit payment	(1,160)	-	-	(1,160)
Accrued pension cost under
the Labor Law at end
of period	251,101	37,329	19,855	308,285

As of December 31, 2013 (One Year)
	The Company	Lintasarta	IMM	Total
Accrued pension cost under
the Labor Law at beginning
of year	213,139	26,432	14,862	254,433
Periodic Labor Law cost	41,778	9,225	4,391	55,394
Benefit payment	(10,572)	(463)	(143)	(11,178)
Accrued pension cost under
the Labor Law at end
of year	244,345	35,194	19,110	298,649

The current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp5,396 and Rp5,396 as of March 31, 2014andDecember 31, 2013, respectively. The non-current portion included in employee benefit obligations amounted to Rp302,889 and Rp293,253 (Note 22) as of  March 31, 2014 and December 31, 2013, respectively.

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retires after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the three-month periods ended March 31, 2014 and 2013 was calculated based on actuarial valuations as of December 31, 2013 and 2012, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2014	2013
Annual discount rate	9.5%	7.0%
Ultimate cost trend rate	6.0%	6.0%
Next year trend rate	8.0%	10.0%
Period to reach ultimate cost trend rate	1 year	2 years

a.

The composition of the periodic post-retirement healthcare cost - net for the three-month periods ended March 31, 2014 and 2013 is as follows:

	2014	2013
Interest cost	11,308	17,677
Service cost	3,616	10,030
Amortization of unrecognized actuarial loss (gain)	(3,977)	5,182
Amortization of unrecognized past service cost	-	1,915
Net periodic post-retirement healthcare cost (Note 26)	10,947	34,804

b.

The composition of the accrued post-retirement healthcare cost as of March 31, 2014 and December 31, 2013 is as follows:

	As of March 31, 2014	As of December 31, 2013
Projected benefit obligation	493,511	482,526*
Unrecognized actuarial gain	241,694	245,671
Net accrued post-retirement healthcare cost	735,205	728,197

* net of curtailment effect during 2013 due to ESP

30.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

c.

The movements in the present value of defined benefit obligation during the three-month period ended March 31, 2014 and year ended December 31, 2013 are as follows:

	As of March 31, 2014	As of December 31, 2013
Balance at beginning of period / year	482,526	1,017,673
Interest cost	11,308	70,832
Service cost	3,616	40,321
Actual benefits paid	(3,939)	(11,569)
Effect of changes in actuarial assumptions	-	(317,082)
Effect of curtailment	-	(21,046)
Effect of settlement	-	(10,700)
Actuarial gain (loss) on obligation	-	(285,903)
Balance at end of period / year	493,511	482,526

d.

The movements in the accrued post-retirement healthcare cost during the three-month period ended March 31, 2014 and year ended December 31, 2013 are as follows:

	As of March 31, 2014	As of December 31, 2013
Balance at beginning of period / year	728,197	647,895
Net periodic post-retirement healthcare cost	10,947	102,572
Benefit payment	(3,939)	(22,270)
Balance at end of period / year	735,205	728,197

The current portion of post-retirement healthcare cost included in accrued expenses - employee benefits (Note 17) amounted to Rp12,799 and Rp12,799 as of March 31, 2014 and            December 31, 2013, respectively. The non-current portion included in employee benefit obligations amounted to Rp722,406 and Rp715,398 as of March 31, 2014 and December 31, 2013, respectively (Note 22).

e.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the three-month period ended              March 31, 2014 and year ended December 31, 2013, and in accumulated post-retirement healthcare benefit obligation as of March 31, 2014 and December 31, 2013, as follows:

	As of March 31,	As of December 31,
	2014	2013
Increase
Service and interest costs	27,788	111,153
Accumulated post-retirement healthcare benefit
obligation	603,627	579,778
Decrease
Service and interest costs	27,788	111,153
Accumulated post-retirement healthcare benefit
obligation	429,872	406,023

115 \* Arabic  \* MERGEFORMAT 115

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-Month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Amounts of employee benefits for previous five annual periods:

      Defined Benefit Pension Plan

20132012201120102009

The Company

Plan assets

478,909

513,316

476,890

793,664

763,244

Projected benefit obligation

(372,182)(493,854) (409,808)(700,410)(684,611)

Excess of plan assets over

projected benefit obligation

106,727

19,462

67,082

93,25478,633

Experience gain (loss) adjustments

     arising on plan liabilities

(1,763)(2,434)12,066156,063(624)

Experience loss (gain) adjustments

arising on plan assets

(5,877)

(7,815)(14,651)12,0008,910

Lintasarta

Plan assets

70,950

63,019

62,012

59,294

50,344

Projected benefit obligation

(50,024)(60,355)(53,266)(50,215)(41,816)

Excess of plan assets over

projected benefit obligation

20,926

2,664

8,746

9,0798,528

Experience gain (loss) adjustments

     arising on plan liabilities

473

(356)5604861,100

Experience loss adjustments

arising on plan assets

3,861

3,175

610

2,6773,000

      Labor Law No. 13/2003

20132012201120102009

The Company

Projected benefit obligation

(182,905)(299,410) (250,988)(182,572)(159,055)

Experience gain (loss) adjustments

     arising on plan liabilities

682889(75,163)(1,166)3,316

Lintasarta

Projected benefit obligation

(48,316)(48,489)(24,160)(24,340)(22,173)

Experience gain (loss) adjustments

     arising on plan liabilities

(10,904)(16,734)5,18289078

IMM

Projected benefit obligation

(13,656)(19,742)(15,987)(10,842)(6,660)

Experience gain (loss) adjustments

     arising on plan liabilities

3,000(57)    1,442

(804)368

      Post-retirement Healthcare

20132012201120102009

The Company

Projected benefit obligation

(482,526)(1,017,673) (687,789)(846,636)(605,660)

Experience gain (loss) adjustments

     arising on plan liabilities

285,903   (21,453)160,70338,57437,176

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties are as follows:

	Amount		Percentage to Total Assets/Liabilities (%)
	As of March 31, 2014	As of December 31, 2013	As of March 31, 2014	As of December 31, 2013
Cash and cash equivalents
(Note 4)
Government-related entities:
State-owned banks	1,572,072	878,959	2.92	1.61
Accounts receivable - trade
(Note 5)
Government-related entities:
State-owned companies	608,308	600,185	1.13	1.10
State-owned banks	86,766	-	0.16	-
Ultimate parent company:
Ooredoo	69,465	56,334	0.13	0.10
Total	764,539	656,519	1.42	1.20
Less allowance for
impairment	16,248	24,316	0.03	0.04
Net	748,291	632,203	1.39	1.16
Prepaid expenses
Government-related entities:
State-owned companies	13,870	18,990	0.03	0.04
Governmental departments	335	335	0.00	0.00
Entity under common significant
influence:
Kopindosat	2,427	1,944	0.00	0.00
Total	16,632	21,269	0.03	0.04
Other current and non-current
assets - financial and non-financial
Government-related entities:
State-owned banks	95,154	149,868	0.18	0.28
Governmental departments	-	87	-	0.00
Total	95,154	149,955	0.18	0.28
Due from related parties
Entity under common significant
influence:
Kopindosat	3,169	3,169	0.01	0.01
Government-related entities:
State-owned companies	2,290	2,325	0.00	0.00
Key management personnel:
Senior management	2,063	1,688	0.00	0.00
Total	7,522	7,182	0.01	0.01
Less allowance for
impairment	15	15	0.00	0.00
Net	7,507	7,167	0.01	0.01

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The details of the accounts and the significant transactions entered into with related parties are as follows: (continued)

	Amount		Percentage to Total Assets/Liabilities (%)
	As of March 31, 2014	As of December 31, 2013	As of March 31, 2014	As of December 31, 2013
Long-term prepaid rentals
- net of current portion
Government-related entities:
State-owned companies	19,455	21,082	0.04	0.04
Entity under common
significant influence:
Kopindosat	6,353	6,212	0.01	0.01
Total	25,808	27,294	0.05	0.05
Long-term prepaid pension - net
of current portion (Note 30)
Government-related entities:
State-owned companies	78,157	81,826	0.14	0.15
Short-term loan (Note 14)
Government-related entity:
State-owned bank	1,499,929	1,499,849	4.05	3.95
Accounts payable - trade
Government-related entities:
State-owned companies	15,496	41,603	0.04	0.11
Entity under significant influence:
Kopindosat	7,666	5,941	0.02	0.02
Ultimate parent company:
Ooredoo	41	59	0.00	0.00
Total	23,203	47,603	0.06	0.13
Procurement payable (Note 15)
Government-related entities:
State-owned companies	13,928	14,473	0.03	0.04
Entities under common
significant influence:
Kopindosat	13,608	13,581	0.04	0.04
PT Personel Alih Daya	9,973	15,934	0.03	0.04
Total	37,509	43,988	0.10	0.12
Accrued expenses
Government-related entities:
State-owned companies	113,317	112,464	0.31	0.30
Entities under common
significant influence:
PT Personel Alih Daya	51,999	46,118	0.14	0.12
Kopindosat	12,714	14,464	0.03	0.04
Total	178,030	173,046	0.48	0.46
Due to related parties
Ultimate parent company:
Ooredoo	10,830	17,045	0.03	0.04
Government-related entities:
State-owned companies	8,934	6,709	0.02	0.02
State-owned banks	55	55	0.00	0.00
Entities under common
significant influence:
Kopindosat	7,346	6,486	0.02	0.02
PT Personel Alih Daya	2,611	3,006	0.01	0.01
Total	29,776	33,301	0.08	0.09

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The details of the accounts and the significant transactions entered into with related parties are as follows: (continued)

	Amount		Percentage to Total Assets/Liabilities (%)
	As of March 31, 2014	As of December 31, 2013	As of March 31, 2014	As of December 31, 2013
Other current and non-current
liabilities - financial
and non-financial
Government-related entities:
Governmental departments	-	11,025	-	0.03

			Percentage to Total Operating Revenue
	Amount		or Expenses (%)
	As of March 31, 2014	As of March 31, 2013	As of March 31, 2014	As of March 31, 2013
Revenues (Note 24)
Government-related entities:
State-owned companies	413,227	375,604	7.16	6.49
Governmental departments	69,998	81,215	1.20	1.41
Ultimate parent company:
Ooredoo	27,984	9,531	0.49	0.16
Entity under common significant
influence:
Kopindosat	198	142	0.00	0.00
Total	511,407	466,492	8.85	8.06
Expenses
Cost of services
Government-related entities:
State-owned companies	603,225	506,780	12.60	9.70
Entities under common significant
influence:
Kopindosat	55,282	4,509	1.16	0.09
PT Personel Alih Daya	34,014	2,700	0.71	0.05
Ultimate parent company:
Ooredoo	12,036	11,156	0.25	0.21
Total	704,557	525,145	14.72	10.05
Personnel
Key management personnel:
Senior management
Short-term employee benefits	77,563	36,647	1.62	0.70
Other long-term benefits	2,004	1,711	0.04	0.03
Sub-total	79,567	38,358	1.66	0.73
Government-related entities:
State-owned companies	3,832	5,611	0.08	0.11
Total	83,399	43,969	1.74	0.84
General and administration
Entities under common significant influence:
PT Personel Alih Daya	11,230	4,383	0.24	0.09
Kopindosat	5,699	4,942	0.12	0.09
Government-related entities
State-owned companies	8,202	8,192	0.17	0.16
Total	25,131	17,517	0.53	0.34

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The details of the accounts and the significant transactions entered into with related parties are as follows: (continued)

			Percentage to Total Operating Revenue
	Amount		or Expenses (%)
	As of March 31, 2014	As of March 31, 2013	As of March 31, 2014	As of March 31, 2013
Marketing
Entities under common significant
influence:
PT Personel Alih Daya	31,892	23,623	0.67	0.45
Kopindosat	6,896	6,025	0.14	0.12
Total	38,788	29,648	0.81	0.57
Interest income(financing cost) - net
Government-related entities:
State-owned banks	(19,942)	6,875	(321.36)	1.12

The relationship and nature of account balances/transactions with related parties are as follows:

Nature of Account
No.	Related Parties	Relationship	Balances/Transactions
1.	State-owned banks	Government-

Cash and cash equivalents, account receivable - trade, other current and non-currentassets - financial and non-financial, short-term loan,due to related parties and interest income (financing cost) - net related entities

2.	State-owned companies	Government-

Accounts receivable - trade, prepaid expenses, due from related parties, long-term prepaid rentals, long-term prepaid pension, accounts payable - trade, procurement payable, accrued expenses, due to related parties,revenues, expenses - cost of services, expenses - personnel and expenses - general and administration related entities

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The relationship and nature of account balances/transactions with related parties are as follows: (continued)

Nature of Account
No.	Related Parties	Relationship	Balances/Transactions
3.	Ooredoo	Ultimate parent	Accounts receivable - trade, accounts payable -trade, due to related parties, revenues and expenses - cost of services company

4.	Governmental departments	Government-related	Prepaid expenses, other current and non-currentassets - financial and non-financial, other current and non-current liabilities - financial and non-financial liabilities and revenues entities

5.	Kopindosat	Entity under

Prepaid expenses, due from related parties, long-term prepaid rentals, account payable - trade, procurement payable, accrued expenses, due to related parties, revenues, expenses - cost of services, expenses - marketing and  expenses - general and  administration common significant
influence

6.	Senior management (consist	Key management personnel	Due from related parties and expenses - personnel
of members of Boards of
Directors and
Commissioners and those who directly report
to the Board of Directors)

7.	PT Personel Alih Daya	Entity under	Procurement payable, accrued expenses, due to related parties, expenses - cost of services, expenses - marketing and expenses - general and administration common significant
influence

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY

a.

 As of March 31, 2014, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$157,151 and Rp1,837,841 (Note 38f).

The significant commitments on capital expenditures are as follows:

			Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served

Contract Date	Contract Description	Vendor
October 1, 2010 and	Procurement of Telecommunications	PT Ericsson Indonesia and	US$612,612 and	US$17,912 and
December 10, 2012	Equipment and Related Services	Ericsson AB	Rp2,241,664	Rp427,121

June 16, 2010 and	Procurement of Telecommunications	PT Nokia Siemens Networks and	US$584,162 and	US$59,125 and
December 10, 2012	Infrastructure	Nokia Siemens Networks Oy	Rp2,445,698	Rp583,400

August 2, 2010 and	Procurement of Telecommunications	PT Huawei Tech Investment	US$220,884 and	US$39,742 and
December 21, 2012	Infrastructure		Rp724,021	Rp215,735

b.

On December 23, 2013, the Company entered into a 3-year time revolving facility from BTMUFJ amounting to Rp250,000.Drawdowns from this facility will bear interest at JIBOR + 2.45% per annum. As of March 31, 2014, the Company has not made any drawdown from this facility.

c.

On November 27, 2013, the Company and Orbital Sciences Corporation entered into an agreement on the procurement of Satellite Palapa E. The contract value ranges from             US$ 124,900 - US$218,300 depending on the price schemes available for the Company up to June 30, 2014. The execution of such contract will also depend on the final evaluation from the Government on the Company’s right to use 150.5o orbital slot for the satellite (Note 1a). As of March 31, 2014, the Company has paid upfront payment to Orbital Sciences Corporation amounting to US$1,300.

d.

On October 10, 2013, the Company and Subpartners PTY LTD, Australia  entered into a Memorandum of Understanding (“MOU”) on the construction of  a fiber optic submarine cable system connecting Perth, Western Australia and Singapore, with an intermediate landing in Jakarta, Indonesia  (“APX-West cable system”). The term of MOU will be valid for six months from the date of such MOU or until the definitive agreement is executed, whichever date is earlier.

e.

On May 1, 2013, the Company and PT XLAxiata entered into a cooperation agreement on the construction and use of optic cable for 6 links.

f.

On March 5, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s request for interest compensation related to the issuance of 2004 SKPLB amounting to Rp60,674. On June 29, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated March 5, 2012 for the interest compensation related to the issuance of 2004 SKPLB. On July 27, 2012, the Company submitted a Counter-Memorandum Requesting for Reconsideration to the Supreme Court. Based on the Company’s evaluation for the year ended December 31, 2012, the realization of income related with the interest compensation was only probable, instead of virtually certain. Therefore, the interest compensation was not recognized in the Company’s financial statements for the year ended December 31, 2012. As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Supreme Court on such request.

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

32. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

g.

In 2012, the Company and Ooredoo, the Group's ultimate parent company, entered into a cooperation agreement, whereas Ooredoo agreed to provide its personnel to be seconded at the Company's request. This agreement is valid from January 1, 2012 for a period of five years and shall be automatically extended for additional terms of one year unless terminated by mutual consent of the parties thereto or upon the liquidation or insolvency of any of the parties thereto. For the three-month periods ended March 31, 2014 and 2013, the Company recorded the cost for the secondees totaling Rp19,982 and Rp7,970, respectively, as part of "Expenses - Personnel" (Note 26).

In 2012, the Company and Ooredoo, the Group's ultimate parent company, also entered into a cooperation agreement, whereas Ooredoo agreed to make available its personnel to provide project management and consultancy services at the Company's request. This agreement has an unlimited term until terminated by mutual consent of the parties thereto or upon the liquidation or insolvency of any of the parties thereto. Terms and conditions of such services are to be provided at arm's length terms which are to be agreed upon on a project by project basis. There was no cost for the project management and consultancy services for the three-month periods ended March 31, 2014 and 2013.

h.

On January 18, 2012, the Company and IMM, a subsidiary, were investigated by the Attorney General’s Office (AGO) in connection with the cooperation agreement between the Company and IMM to provide 3G-based broadband internet services. IMM had been accused of illegally sharing or using the Company’s 3G license (Note 1a) without paying annual frequency fee, concession fee and tender upfront fee. The MOCIT, as well as the Indonesian Regulatory Body (BRTI), has made a public statement that IMM has not breached any prevailing regulations; nevertheless, the case continues to be investigated by the AGO.

On July 8, 2013, the Corruption Court issued its final verdict which found Mr. Indar Atmanto, former President Director of IMM, guilty by virtue of representing IMM in signing and entering into a cooperation agreement with the Company and sentenced him to four years imprisonment, and fined him the amount of Rp200 (if Mr. Indar Atmanto fails to pay the fine, he would serve an additional three months imprisonment). In its decision, although IMM has not been named as a defendant, the District Court had also ordered IMM to pay substitution money in the amount of Rp1,358,343 as charged by the prosecutors for the losses sustained by the State.

A petition for an appeal was formally filed by Mr. Indar Atmanto on July 11, 2013 to the High Court of Jakarta (the “Appellate Court”) and subsequently the AGO also filed its appeal on July 15, 2013 to the Appellate Court. On January 10, 2014, the Appellate Court examined the case and reaffirmed the decision of the District Court. The Appellate Court increased the punishment of Mr. Indar Atmanto from four years to eight years imprisonment. The monetary fine and additional prison term (if Mr. Indar Atmanto refuses to pay the monetary fine) remain the same. In addition, the conviction against IMM to pay substitution money in the amount of Rp1,358,343 was annulled. The Appellate Court considered IMM as a separate legal entity, and therefore stated that any cases brought against it must be indicted separately as it was not named as a defendant in the original case against Mr.Indar Atmanto.

As of the issuance date of the interim consolidated financial statements, the Appellate Court decision is not yet final and binding as Mr. Indar Atmanto, as well as the prosecutors, has submitted their respective petitions for cassation. A petition for cassation on behalf of Mr. Indar Atmanto has been filed on January 23, 2014 and the Memorandum of Cassation has been submitted by the lawyers on February 7, 2014 to the Supreme Court. Mr. Indar Atmanto has also submitted his private Memorandum of Cassation on February 7, 2014. The prosecutors have also filed petition for cassation since the Appellate Court’s verdict is less than their prosecution plan and has annulled the charge of substitution money against IMM. This cassation implies that the prosecutors will not execute the decision of the Appellate Court before the Supreme Court issued its decision which, under Indonesian law, is considered as a final and binding decision.

32. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

As of March 31, 2014, the Company did not accrue any liabilities related to the legal case because the Company believes, as supported by the MOCIT and its legal counsel, that the cooperation agreement between the Company and IMM does not breach any prevailing laws.

i.

On December 30, 2011, Lintasarta, entered into agreements with MOCIT-Balai Telekomunikasi dan Informasi Pedesaan (“MOCIT-BTIP”), whereby Lintasarta agreed to provide Public Access Services for Wireless Fidelity (WiFi) Internet in Kewajiban Pelayanan Umum/ Universal Service Obligation (KPU/USO) Regencies (Kabupaten) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Packages (Paket Pekerjaan) 3 and 6 that cover the provinces of West Kalimantan, South Kalimantan, Central Kalimantan, East Kalimantan, Bali, West Nusa Tenggara and East Nusa Tenggara. The agreements cover a four-year concession period and have contract values of Rp71,992 and Rp44,422 for Work Packages 3 and 6, respectively. In accordance with the contract, Lintasarta received advance payments representing 15% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer the assets subject to the concession agreement back to the local government.

Subsequently on January 10, 2012, Lintasarta, also entered into an agreement with MOCIT-BTIP for the provision of Public Access Services for Wireless Fidelity (WiFi) Internet in KPU/USO Regencies (Kabupaten KPU/USO) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Package (Paket Pekerjaan) 4 that covers the provinces of Gorontalo, West Sulawesi, South Sulawesi, Central Sulawesi, South East Sulawesi and North Sulawesi with contract value of Rp91,491. The terms and conditions of this agreement are consistent with those of the earlier agreement above.

On July 9, 2012, the agreements were amended to extend the period of pre-operational stage from six months to sixteen months for WiFi 3 and 4 and to fourteen months for WiFi 6 starting from the issuance of work order letter.

The consideration received or receivable in exchange for Lintasarta’s infrastructure construction services or its acquisition of infrastructure to be used in the arrangements was recognized as a financial asset to the extent that Lintasarta has an unconditional contractual right to receive cash or other financial asset for its construction services from or at the direction of the grantor.

As of March 31, 2014 and December 31, 2013, the current portions of outstanding receivables arising from this service concession arrangement amounting to Rp15,258, are classified as part of “Trade Receivables - Related Parties”, while the long-term portions of the outstanding receivables amounting to Rp8,383, are classified as part of “Other Non-current Financial Assets”. Revenues from construction services earned by Lintasarta for the three-month periods then ended March 31, 2014 and 2013 amounting to Rpnil and Rp4,739, respectively, are classified as part of “Revenues - MIDI”.

On February 8, 2012, Lintasarta entered into an agreement with PT Widtech Indonesia, for the procurement of equipment and infrastructure required for the construction of WiFi, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp121,927. On May 29, 2013, the agreements were amended to change the payment of work progress.

32. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

j.

In May 2011 to March 2012, the Company issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amounts of US$34,829 and Rp208,948 for the procurement of cellular technical equipment in the Sumatra and Java Areas. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$11,462 and Rp171,844 to Nokia for the installation services and additional equipment. For the three-month period ended March 31, 2014, the carrying amount of the cellular technical equipment units given up amounted to Rpnil (Note 8) and the accumulated carrying amount of such equipment up to March 31, 2014 amounted to Rp446,468.

k.

On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning the Company’s request for cancellation of Tax Collection Letters (“STPs”) for the underpayment of the Company’s 2008 and 2009 income tax article 26 totaling Rp80,018 (including interest). On July 30, 2012, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal concerning these STPs. On December 26, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated July 30, 2012 for the underpayment of the Company’s 2008 and 2009 income tax article 26. On February 6, 2013, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. On October 25 and November 4, 2013, the Company received the refund from the Tax Office.As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Supreme Court on such request.

l.

On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received the tax refund amounting to Rp82,626. On August 22, 2011, the Company received a copy of a Memorandum Requesting for Reconsideration (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a Counter-Memorandum Requesting for Reconsideration to the Supreme Court. As of the issuance date of the interim consolidated financial statements, the Company has not received any decision from the Supreme Court on such request.

m.

On April 15, 2010, Lintasarta, a subsidiary entered into agreements with MOCIT-BTIP, whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On          December 22, 2010, the agreements were amended to increase the contract value. The agreements are non-cancellable and cover four years starting from October 15, 2010 with contract values amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totaling Rp18,200 as a performance bond for the four-year contract period, which deposits are classified as part of “Other Non-current Financial Assets”. In accordance with the agreements, Lintasarta received advance payments representing 20% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the agreements, Lintasarta and MOCIT-BTIP plan to renegotiate the terms and conditions of any new arrangements.

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

32. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements are non-cancellable and cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. On October 19, 2011, the agreements were amended to change the work starting date from September 22, 2011 to December 22, 2011. In accordance with the agreements, Lintasarta received advance payments representing 15% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer all assets subject to the concession agreement to the local government.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement had been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to Rp208,361.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personel Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with MOCIT-BTIP above, with total contract values amounting to Rp276,274 and Rp60,739, respectively.

Subsequently on January 3, 2014, the agreement for PLIKB of Work Package 2 was amended to, among others, amend the clause on performance-related compensation.

As of March 31, 2014 and December 31, 2013, the current portions of outstanding receivables are classified as part of “Trade Receivables - Related Parties” amounting to Rp288,742 and Rp270,204, respectively, while the long-term portions amounting to Rp13,836 and Rp20,754, respectively, are classified as part of “Other Non-current Financial Assets”.

There is no revenue from construction services earned by Lintasarta for the three-month periods ended March 31, 2014 and 2013.

32.  SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

n.

On January 29, April 15, May 24 and June 3 in 2010, and February 4 and 10 in 2011, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunications (“Hutchison”) for a period of 12 years, to PT Axis Telekom (previously PT Natrindo Telepon Selular) (“Axis”) for a period of 10 years, to PT XL Axiata Tbk (“XL Axiata”) for a period of 10 years, to PT Berca Global Access (“Berca”) for a period of 10 years, to PT Dayamitra Telekomunikasi (“Mitratel”) for a period of 10 years and to PT First Media Tbk (“FM”) for a period of 5 years, respectively. Hutchison, Axis and XL Axiata (on annual basis), Berca and Mitratel (on quarterly basis) and FM (on semi-annual basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

On August 18, 2011, the Company and Hutchison amended their tower leasing agreement covering changes in certain arrangements with respect to, among others, amount of compensation paid to landlords or residents around the leased site shouldered by the Company, penalty charged for overdue payments and effective lease period.

On December 11, 2012, the Company agreed to sublease part of its In-Building Coverage telecommunication infrastructure and sites to Hutchison for a period of 5 years.

Future minimum lease receivables under the agreements as at March 31, 2014 and       December 31, 2013 are as follows:

	As of March 31, 2014	As of December 31, 2013
Within one year	454,335	444,932
After one year but not more than five years	2,205,305	1,729,048
More than five years	906,676	1,339,623
Total	3,566,316	3,513,603

o.

During 2008-2013, the Company entered into several agreements with PT Solusi Menara Indonesia, PT Professional Telekomunikasi Indonesia (“Protelindo”), PT Solusindo Kreasi Pratama, XL Axiata, Mitratel, PT BIT Teknologi Nusantara, PT Solusi Tunas Pratama, PT Corona Telecommunication Services, PT Mitrayasa Sarana Informasi and Tower Bersama (Note 29) for the Company to lease part of spaces in their telecommunication towers and sites for an initial period of 10 years. The Company may extend the lease period for another 10 years, with additional lease fees based on the inflation rates in Indonesia.

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

Future minimum rentals payable under the finance lease agreements as at March 31, 2014 are as follows:

	Minimum	Present value
	payments	of payments
Within one year	755,658	344,477
After one year but not more than five years	2,920,398	1,777,743
More than five years	1,894,013	1,611,095
Total	5,570,069	3,733,315
Less amount representing finance charge	1,836,754	-
Present value of minimum lease payments	3,733,315	3,733,315

Current portion (presented as part of Other Current Financial Liabilities)		344,476
Long-term portion (presented as Obligations under Finance Lease)		3,388,839
Total		3,733,315

p.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT. The Company and IMM paid the annual frequency fee for the 3G and BWA licenses totaling Rp375,919 and Rp352,843 for the three-month periods ended March 31, 2014 and 2013, respectively.

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

q.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities agreement has been amended several times. On September 20, 2011, the expiration date of the facilities was extended up to April 30, 2012 and the interest rate and certain provisions of the agreement were changed as follows:

•

 Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 2.25% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

•

The facilities are considered uncommitted facility based on guidelines No.12/516/DPNP/DPnP dated September 21, 2010 issued by the Central Bank of Indonesia; consequently, these facilities can be automatically cancelled by HSBC in the event that the Company’s credit collectibility declines to either substandard, doubtful or loss based on HSBC’s assessment pursuant to the general criteria set out by the Central Bank of Indonesia.

On March 27, 2012, the Company received the letter from HSBCextending these facilities up to April 30, 2013. Furthermore, on July 8, 2013, the Company received the letter from HSBC extending these facilities up to June 30, 2014.

n.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”), Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”).

The funds received from the sale of IRU, DUC and OCU and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of March 31 2014, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$3,993. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

32.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

o.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/ channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The period of the agreement may be extended based on mutual agreement.

The aforementioned agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the tenth amendment agreement dated March 7, 2012. Transponder lease expense charged to operations amounting to Rp8,261 each for the three-month periods ended March 31, 2014 and 2013, respectively, is presented as part of “Expenses - Cost of Services - Leased Circuits” (Note 25) in the interim consolidated statement of comprehensive income.

33.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”).

These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b.

Cellular services

The basic telephony tariffs for cellular mobile network service are set on the basis of Regulation No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the MOCIT. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

131 \* Arabic  \* MERGEFORMAT 131

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u

33. TARIFF SYSTEM (continued)

b.

Cellular services (continued)

In April 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network. Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunications services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of the total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunications services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

In April 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This Decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the Decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunications tariff system.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 (“Decree No. 37”) dated June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular   telecommunications network and Public Switched Telephone Network (“PSTN”), mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.    Between international and domestic PSTN

Based on Decree No. 37 dated June 11, 1999, the interconnection tariffs are as follows:

	Tariff	Basis
Access charge	Rp850 per call	Number of successful outgoing
and incoming calls
Usage charge	Rp550 per paid minute	Duration of successful outgoing
and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunications traffic (local and Sambungan Langsung Jarak Jauh (“SLJJ”)) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on Decree No. 46 dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows :

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

c.

Between cellular telecommunications network and domestic PSTN (continued)

(2)

SLJJ (continued)

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the “origin” cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting in 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged -
Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffsuntil December 31, 2006 (Note 35).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

Decree No. 37 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the new Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 35).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

In August 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008. On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

However, on December 31, 2010, the Badan Regulasi Telekomunikasi Indonesia (“BRTI” or Indonesian Telecommunications Regulatory Bureau) issued letter No. 227/BRTI/XII/2010 regarding the implementation of new interconnection tariffs based on the implementation of cost-based interconnection fees, which would be used by all telecommunications operators effective January 1, 2011. The Company has adopted the new tariffs starting January 1, 2011.

On June 27, 2011, the MOCIT issued Regulation No.16/PER/M.KOMINFO/06/2011 regarding the amendment of the Ministry of Transportation Decree No. 35 Year 2004 on implementation of local fixed wireless network with limited mobility, which encouraged the implementation of cost-based tariffs by all telecommunications operators effective July 1, 2011.

Prior to 2012, the interconnection for Short Message Services (“SMS”) applied the “Senders Keep All” scheme. Under this old scheme, the telecommunication operators may keep all of the revenue received from their subscribers from services of sending SMS to other operators without any interconnection cost paid to other operators. Starting June 1, 2012, BRTI issued letter No. 262/BRTI/XII/2011 replacing the previous “Senders Keep All” scheme with the new cost-based scheme. Under the new scheme, the telecommunication operators are obliged to pay interconnection cost with maximum amount of Rp23 (in full amount) for every SMS sent to other telecommunication operators.

Effective June 1, 2012, the Company has applied this new regulation.

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

As of January 30, 2014, MOCIT issued letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014 related to 2014 interconnection fee implementation. This new interconnection tariff should be implemented by telecommunication network provider on 2014 and will be valid starting from one month after the date of the letter was signed until December 2016 and will be evaluated yearly  by BRTI.

2.

USO and Spectrum Frequency Fees

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

On December 13, 2010, the President of the Republic of Indonesia issued PP No.76/2010 regarding the amendment of PP No.7/2009 on types and tariffs of non-tax state income imposed by the MOCIT. This regulation affects the computation method and payment of the spectrum fee allocated to the Company (800 Mhz, 900 Mhz and 1,800 Mhz frequency bands).

On July 26, 2013, the MOCIT issued Decree No. 21 Year 2013 on the Provision of Content Provider Services on Cellular Network and Fixed Local Wireless Network with Limited Mobility. The Decree regulates, among others, the cooperation between content provider carriers and telecommunication operators, roles and responsibilities of the content provider carriers and telecommunication operators, the type of contents allowed, service subscription mechanism, content offerings, protection for users, access number, content provider license, concession fee (Biaya Hak Penyelenggaraan/ BHP) and USO obligation, data storage, claims, dispute resolutions, supervision and monitoring and administrative sanctions. Under this new Decree, the content provider carriers are obliged to pay the USO and concession fee obligations in accordance with the regulations. The payments of the concession fee and USO obligations will be done by the content provider carriers through the telecommunication operators.

On February 18, 2014, the MOCIT issued a letter No. 94/DJPPI.3/PI.02.02/2/2014 regarding the notification for the extension of transition period of Decree No. 21 Year 2013 from February 6, 2014 to August 6, 2014.

As of March 31, 2014, Decree No. 21 Year 2013 is not yet effective.

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by Decree No. 08/PER/M.KOMINFO/02.2006, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunications services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. Starting January 1, 2009, Telkom bills the Company service charge of Rp1,200 per minute of outgoing call.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that were effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter
No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of the new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

b.

Cellular services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunications subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

On May 30, 2012, the Company and Telkom signed “Berita Acara Kesepakatan” to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 34) regarding the implementation of the new cost-based scheme for SMS interconnection for fixed telecommunications and cellular services which effective starting June 1, 2012.

On February 17, 2014, the Company and Telkom signed memorandum of understanding to meet the requirement in the MOCIT letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 (Note 34) regarding implementation of new interconnection tariff.

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”), Hutchison, Axis and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS (continued)

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”), Hutchison, Axis and Telkomsel (continued)

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

The agreements between the Company and each of Telkomsel, XL Axiata, Hutchison, Axis and Smartfren has been amended for several times, with latest amendments dated on May 28, May 29, June 1, May 29, 2012 and March 13, 2013 for Telkomsel, XL Axiata, Hutchison, Axis and Smartfren, respectively, to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 34) regarding the implementation of the new cost-based scheme for SMS interconnection which became effective starting June 1, 2012.

On February 11, 18, 11, 17 and 12, 2014, the Company and each of Telkomsel, XL Axiata, Hutchison, Axis and Smartfren signed memorandum of understanding to meet the requirement in the MOCIT letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 regarding implementation of new interconnection tariff.

3.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection of the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network. Subsequently, the agreement with Bakrie Telecom was further amended on February 9, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

On May 31, 2012, the Company and Bakrie Telecom signed “Berita Acara Kesepakatan” to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 34) regarding the implementation of the new cost-based scheme for SMS interconnection which became effective starting June 1, 2012.

On February 21, 2014, the Company and Bakrie Telecom signed memorandum of understanding to meet the requirement in the MOCIT letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 (Note 34) regarding implementation of new interconnection tariff.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS (continued)

Net interconnection revenues (charges) from (to) major operators for the three - month periods ended March 31, 2014 and 2013 are as follows:

	2014	2013
Telkom	16,364	39,176
Hutchison	3,122	4,653
Smartfren	160	2,019
Bakrie Telecom	69	(937)
XL Axiata	(19,738)	(17,216)
Telkomsel	(9,989)	(41,585)
Net charges	(10,012)	(13,890)

36.

SEGMENT INFORMATION

The Group manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group operates in one geographical area only, so no geographical information on segments is presented.

The cellular segment currently provides the network coverage in all major cities and population centers across Indonesia by using GSM 900 and GSM 1800 technology. Its primary service is the provision of voice and data transfer which is sold through post-paid and prepaid plans.

The fixed telecommunication segment is the provider of international long-distance services, fixed wireless services, Direct Long Distance (“DLD”) services and local fixed telephony services.

The MIDI segment offers products and services which include internet, high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services.

Refer to Notes 2k and 24 for the description of the type of products and services under each reporting segment.

No operating segments have been aggregated to form the above reportable operating segments.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the interim consolidated financial statements. The Group’s financing (including financing cost and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Operating segments are reported based on financial information determined in conformity with Indonesian Financial Accounting Standards (“IFAS”), which reporting is also consistent with the internal reporting provided to the chief operational decision maker. The chief operational decision maker is responsible for allocating resources and assessing performance of the operating segments, and has been identified as a steering committee that makes strategic decisions.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36.

SEGMENT INFORMATION (continued)

Interim consolidated information by industry segment follows:

	Major Segments
		Fixed		Segment
	Cellular	Telecommunications	MIDI	Total
Three-month period ended March 31, 2014
Revenues
Revenues from external customers	4,651,248	260,681	861,248	5,773,177
Inter-segment revenues	-	-	166,786	166,786
Total revenues	4,651,248	260,681	1,028,034	5,939,963
Inter-segment revenues elimination				(166,786)
Revenues - net				5,773,177

Expenses	4,240,851	225,635	684,506	5,150,992
Operating Income	410,397	35,046	176,742	622,185
Gain on sale of investment				413,700
Amortization of deferred gain on sale and leaseback of towers				35,263
Loss on foreign exchange - net				(74,452)
Others - net				(9,199)
Operating profit				987,497

Gain on foreign exchange - net				880,111
Interest Income				29,935
Financing cost				(621,650)
Loss on change in fair value of derivatives - net				(282,190)
Income tax expense - net				(162,175)
Profit for the period				831,528

Depreciation and amortization	1,756,906	28,779	202,727	1,988,412

Other Information
Segment assets	51,568,349	966,207	9,058,792	61,593,348
Unallocated assets				2,707,739
Inter-segment assets elimination				(10,370,851)
Assets - net				53,930,236
Segment liabilities	30,751,341	604,134	3,260,380	34,615,855
Unallocated liabilities				10,669,242
Inter-segment liabilities elimination				(8,287,898)
Liabilities - net				36,997,199
Capital expenditure	1,555,541	20,633	228,026	1,804,200

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36.

SEGMENT INFORMATION (continued)

Interim consolidated information by industry segment follows (continued):

	Major Segments
		Fixed		Segment
	Cellular	Telecommunications	MIDI	Total
Three-month period ended March 31, 2013
Revenues
Revenues from external customers	4,751,339	256,587	780,257	5,788,183
Inter-segment revenues	-	-	149,693	149,693
Total revenues	4,751,339	256,587	929,950	5,937,876
Inter-segment revenues elimination				(149,693)
Revenues - net				5,788,183

Expenses	4,374,692	257,896	666,091	5,298,679
Operating income	376,647	(1,309)	114,166	489,504
Amortization of deferred gain on sale and leaseback of towers				35,263
Loss on foreign exchange - net				(2,840)
Others - net				41,350
Operating profit				563,277

Interest income				30,572
Income tax benefit - net				9,112
Financing cost				(537,438)
Loss on foreign exchange - net				(59,013)
Loss on change in fair value of derivatives - net				(46,811)
Loss for the period				(40,301)
Depreciation and amortization	1,858,898	68,604	212,182	2,139,684
Capital expenditures	1,523,302	35,183	232,651	1,791,136

As of December 31, 2013 Other Information
Segment assets	52,963,887	969,366	8,707,074	62,640,327
Unallocated assets				2,429,234
Inter-segment assets elimination				(10,548,670)
Assets - net				54,520,891

Segment liabilities	31,522,602	640,188	3,072,679	35,235,469
Unallocated liabilities				11,341,875
Inter-segment liabilities elimination				(8,574,051)
Liabilities - net				38,003,293

Capital expenditures	8,084,870	112,790	1,173,381	9,371,041

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a.

Risk Management

The main risks arising from the Group’s financial instruments are interest rate risk, foreign exchange rate risk, equity price risk, credit risk and liquidity risk. The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to its loans and bonds payable with floating interest rates.

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis.

(2)

Manage interest rate exposure on its loans and bonds payable by entering into interest rate swap contracts.

As of March 31, 2014 and December 31, 2013, more than 78% and 79% respectively, of the Group’sdebts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s profit or loss for the three-month period ended March 31, 2014 and for the year ended December 31, 2013 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

	2014	2013

Increase/decrease in basis points:
U.S. dollar	6	4
Rupiah	3	77
Effect on profit or loss for the period:
U.S. dollar	US$8 (equivalent to Rp95)	US$27 (equivalent to Rp329)
Rupiah	Rp239	Rp15,198

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Interest rate risk (continued)

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting date of June 30, 2014 and March 31, 2014. The outlook is that the LIBOR and JIBOR interest rates may move 6 and 4 basis point higher or lower and 3 and 77 basis point higher or lower, respectively, as compared to the interest rates at the three-month period ended March 31, 2014 andfor the year ended December 31, 2013, respectively.

If LIBOR interest rates were 6 and 4 basis point higher or lower than the market levels for the three-month period ended March 31, 2014 and for the year ended December 31, 2013, respectively, with all other variables held constant, the Group’s profit (loss) for the periods ended and the equity would be Rp797,630 lower and (Rp2,759,956) higher or Rp797,820 higher  and (Rp2,759,298) lower; Rp16,298,093 and Rp15,913,834 lower or Rp16,298,283 and Rp15,914,492 higher than the actual results for the three-month period ended March 31, 2014 and for the year ended December 31, 2013, respectively, mainly due to the higher and lower interest expense on floating rate borrowings.

If JIBOR interest rates were 3 and 77 basis point higher or lower than the market levels for the three-month period ended March 31, 2014 and for the year ended December 31, 2013, respectively, with all other variables held constant, the Group’s profit (loss) for the periods ended and the equity would be Rp797,486 lower and (Rp2,774,825) higher; Rp797,964 higher or (Rp2,744,429) lower; Rp16,297,949 or Rp15,898,965lower and Rp16,298,427 or Rp15,929,361 higher than the actual results for the three-month period ended March 31, 2014 and for the year ended December 31, 2013, respectively, mainly due to the higher and lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from its U.S. dollar-denominated loans and bonds payable, accounts receivable, accrued expenses and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap and currency forward contracts and other permitted instruments, if considered necessary. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The Group’s procurement payable is primarily denominated in foreign currencies payable to suppliers and contractors for the purchase and construction or installation of property and equipment, while a significant part of the Group’s accounts receivable represents Indonesian rupiah-denominated collectibles from domestic operators.

To the extent the Indonesian rupiah depreciates further from the exchange rates in effect at
March 31, 2014 and December 31, 2013, the Group’s obligations denominated in foreign currencies will increase in Indonesian rupiah terms. However, the increases in these obligations will be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of March 31, 2014 and December 31, 2013, 50.26% and 26.22%, respectively of the Group’s U.S. dollar-denominated debts were covered by several currency forward contracts.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Foreign exchange rate risk (continued)

The following table shows the Group’s interim consolidated U.S. dollar-denominated assets and liabilities as of March 31, 2014 and December 31, 2013:

	As of March 31, 2014		As of December 31, 2013
	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *

Assets:
Cash and cash equivalents	69,558	793,234	83,487	1,017,623
Accounts receivable - trade	105,259	1,200,376	117,478	1,431,942
Derivative assets	252	2,874	16,045	195,569
Other current financial assets - net	300	3,427	227	2,762
Due from related parties	45	517	45	553
Other non-current financial assets - net	1,635	18,643	1,438	17,528
Total assets	177,049	2,019,071	218,720	2,665,977
Liabilities:
Accounts payable - trade	17,926	204,435	10,412	126,913
Procurement payable	97,536	1,112,302	81,220	989,989
Accrued expenses	30,421	346,916	46,170	562,764
Deposits from customers	2,663	30,365	2,696	32,866
Derivative liabilities	22,587	257,587	3,028	36,903
Other current financial liabilities	18,339	209,137	17,974	219,091
Due to related parties	961	10,958	1,552	18,915
Loans payable (including current maturities)	259,358	2,957,718	280,499	3,418,998
Bonds payable (including current maturities)	650,000	7,412,600	650,000	7,922,850
Obligation under finance lease	190,059	2,167,433	194,783	2,374,205
Other non-current financial liabilities	3,922	44,726	3,669	44,726
Total liabilities	1,293,772	14,754,177	1,292,003	15,748,220
Net liabilities position	1,116,723	12,735,106	1,073,283	13,082,243

*

The exchange rate used to translate the U.S. dollar amounts into rupiah were Rp11,404 to US$1 (in full amounts) and Rp12,189 to US$1 (in full amounts) as published by the Indonesian Central Bank as of March 31, 2014 and December 31, 2013, respectively.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Group’s consolidated profit (loss) for the three-month periods ended March 31, 2014 and for the year December 31, 2013:

	2014	2013

Change in U.S. dollar exchange rate	0.22%	2.90%
Effect on consolidated profit (loss) for the period	Rp20,939	Rp284,152

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting date of June 30, 2014 and             March 31, 2014. The outlook is that the U.S. dollar exchange rate may strengthen or weaken by 0.22% and 2.90% as compared to the exchange rate at March 31, 2014 and December 31, 2013, respectively.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Foreign exchange rate risk (continued)

If the U.S. dollar exchange rate strengthens or weakens by 0.22% and 2.90% as compared to the exchange rate as of March 31, 2014 and December 31, 2013,with all other variables held constant, the Group’s profit (loss) and consolidated equity for the periods ended would be Rp776,786 lower and (Rp3,043,779) higher or Rp818,664 higher and (Rp2,475,475) lower; Rp16,277,249 and Rp15,630,011 lower or Rp16,319,127 and Rp16,198,315 higher than the actual results as of March 31, 2014 and December 31, 2013, respectively, mainly due to the consolidated foreign exchange gain and loss on the transaction of U.S dollar denominated net liabilities.

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Group has investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Group will incur a loss arising from its customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Group manages and controls this credit risk by setting limits on the amount of risk it is willing to accept for individual customers and by monitoring exposures in relation to such limits.

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts. The Group place their cash and cash equivalents in a number of different financial institutions, including state-owned and internationally recognized banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

The table below shows the maximum exposure to credit risk for the components of the interim consolidated statement of financial position:

	Maximum Exposure (1)
	As of March 31, 2014	As of December 31, 2013
Loans and receivables:
Cash and cash equivalents	3,524,342	2,233,532
Accounts receivable
Trade - net	2,376,201	2,268,339
Others - net	31,556	16,294
Other current financial assets - net	43,666	31,673
Due from related parties - net	7,507	7,167
Other non-current financial assets	99,995	163,645
Held-for-trading:
Currency forward	2,874	195,569
Cross currency swaps	-	-
Available-for-sale investments:
Other non-current financial assets -	2,730
other long-term investments - net		2,730
Total	6,088,871	4,918,949

(1) There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk

Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Group’s liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of its telecommunications business. The Group’s telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage.

Although the Group has substantial existing network infrastructure, the Group expects to incur additional capital expenditures primarily in order to focus cellular network development in areas it anticipates will be high-growth areas, as well as to enhance the quality and coverage of its existing network.

In the management of liquidity risk, the Group monitors and maintains a level of cash deemed adequate to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows. The Group also regularly evaluates the projected and actual cash flows, including its loan maturity profiles, and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	Expected maturity as of March 31,
						Total
					2019	contractual
					and	cash	Interest	Carrying
	2015	2016	2017	2018	thereafter	flows	Value	Amount

As of March 31, 2014
Short-term loan	1,500,000	-	-	-	-	1,500,000	(71)	1,499,929
Accounts payable - trade	472,088	-	-	-	-	472,088	-	472,088
Procurement payable	2,985,493	-	-	-	-	2,985,493	-	2,985,493
Accrued expenses	1,787,001	-	-	-	-	1,787,001	-	1,787,001
Deposits from customers	45,573	-	-	-	-	45,573	-	45,573
Derivative liabilities	257,587	-	-	-	-	257,587	-	257,587
Other current financial liabilities	758,345	-	-	-	-	758,345	(411,181)	347,164
Due to related parties	-	29,776	-	-	-	29,776	-	29,776
Obligations under finance lease	-	755,034	752,555	736,322	2,570,500	4,814,411	(1,425,572)	3,388,839
Other non-current financial liabilities	70,307	-	-	-	-	70,307	(446)	69,861
Loans payable	2,389,090	1,539,090	1,457,634	477,411	844,492	6,707,717	(74,081)	6,633,636
Bonds payable	2,358,000	320,000	772,000	1,370,000	10,412,600	15,232,600	(96,798)	15,135,802
Total	12,623,484	2,643,900	2,982,189	2,583,733	13,827,592	34,660,898	(2,008,149)	32,652,749

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk (continued)

	Expected maturity as of December 31,
						Total
					2018	contractual
					and	cash	Interest	Carrying
	2014	2015	2016	2017	thereafter	flows	Value	Amount

As of December 31, 2013
Short-term loan	1,500,000	-	-	-	-	1,500,000	(151)	1,499,849
Accounts payable - trade	339,310	-	-	-	-	339,310	-	339,310
Procurement payable	3,064,287	-	-	-	-	3,064,287	-	3,064,287
Accrued expenses	2,107,467	-	-	-	-	2,107,467	-	2,107,467
Deposits from customers	49,335	-	-	-	-	49,335	-	49,335
Derivative liabilities	36,903	-	-	-	-	36,903	-	36,903
Other current financial liabilities	788,124	-	-	-	-	788,124	(425,676)	362,448
Due to related parties	-	33,301	-	-	-	33,301	-	33,301
Obligations under finance lease	-	771,409	770,925	763,186	2,821,359	5,126,879	(1,532,767)	3,594,112
Other non-current financial liabilities	11,181	50,294	11,181	11,181	-	83,837	(982)	82,855
Loans payable	2,443,408	1,593,408	1,206,344	634,897	990,941	6,868,998	(80,364)	6,788,634
Bonds payable	2,358,000	320,000	772,000	1,370,000	10,922,850	15,742,850	(101,333)	15,641,517
Total	12,698,015	2,768,412	2,760,450	2,779,264	14,735,150	35,741,291	(2,141,273)	33,600,018

b.

Capital Management

The Group aims to achieve an optimal capital structure in pursuit of its business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Group’s debt instruments contain covenants that impose compliance with certain leverage ratios. In addition, the Company’s credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Group has complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Group’s objective is to maintain its debt-to-equity ratio at a maximum of 2.50 as of March 31, 2014 and December 31, 2013.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

b.

Capital Management (continued)

As of March 31, 2014 and December 31, 2013, the Group’s debt-to-equity ratio accounts are as follows:

	As of March 31, 2014		As of December 31, 2013
	Loans and Bonds Payables	Guaranteed Notes Due 2020	Loans and Bonds Payables	Guaranteed Notes Due 2020

Short-term loan	1,500,000	1,500,000	1,500,000	1,500,000
Loans and bonds payable - including current maturities	21,940,318	21,940,318	22,611,848	22,611,848
Obligation under finance lease	-	3,733,315	-	3,940,469
Total debts	23,440,318	27,173,633	24,111,848	28,052,317
Total equity	16,933,037	16,933,037	16,517,598	16,517,598
Debts-to-equity-ratio	1.38	1.60	1.46	1.70

c.

Collateral

Except as discussed in Notes 8 and 19 to the interim consolidated financial statements, there are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of March 31, 2014 and December 31, 2013.

These interim consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014 and for the Three-month Period then Ended (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

EVENTS AFTER REPORTING PERIOD

a.

On April 1, 2014, the Company received dividend income from its investment in ACPL amounting to US$396.8 (equivalent to Rp4,525) (Note 12b).

b.

On April 2, 2014, the Company received the rating for its Guaranteed Notes Due 2020 from Fitch at BBB (stable outlook) (Note 19a).

c.

During April 2014, the Company entered into 10currency forward contracts with several counter-parties with total notional amounts of US$150,000.

d.

On May 2, 2014, the Company entered into the amendment of the Revolving Time Loan Facility agreement with BCA (Note 18b), whereas BCA agreed to extend the maturity of the facility until February 10, 2015.

e.

On May 5, 2014, SKAGEN Funds, a stockholder, had its ownership in the Company by 5.41% as stated in the letter sent to Otoritas Jasa Keuangan on the same date (Note 23).

f.

As of May 7, 2014, the prevailing exchange rate of the rupiah to U.S. dollar is Rp11,527 to US$1 (in full amounts), while as of March 31, 2014, the prevailing exchange rate was Rp11,404 to US$1 (in full amounts). Using the exchange rate as of May7, 2014, the Group suffered exchange loss amounting to approximately (Rp137,357) (excluding the effect of revaluing derivative contracts on May 7, 2014) on the foreign currency liabilities, net of foreign currency assets, as of March 31, 2014 (Note 37).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of March 31, 2014 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
March 31, 2014 as disclosed in Note 32a are approximately Rp1,811,480 if translated at the prevailing exchange rate as of May 7, 2014.

39.

RECLASSIFICATION OF ACCOUNTS

Following are the account in the interim consolidated statement of comprehensive income for the three-month period ended March 31, 2013 which was reclassified in accordance with the BAPEPAM-LK Regulation No. VIII.G.7:

Previously Reported	As Reclassified	Amount	Reason
March 31, 2013 Expenses -General and administration	Expenses - Personnel	7,970	Reclassification to conform with the 2014 presentation